Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020

SSR MINING INC.

March 30, 2021

SSR Mining Inc. (Australian Registered Body Number 641 497 903) is a company incorporated in British Columbia.

SSR MINING INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020

- ii –

Trading Price and Volume	81
PRIOR SALES	82
DIRECTORS AND EXECUTIVE OFFICERS	82
Directors	83
Executive Officers	85
Standing Committees of the Board	87
Code of Ethics	88
Cease Trade Orders or Bankruptcies	88
Penalties or Sanctions	89
Conflicts of Interest	89
AUDIT COMMITTEE	89
Composition of the Audit Committee	89
Audit Committee Oversight	90
Reliance on Certain Exemptions	90
Pre-Approval Policies and Procedures	90
External Auditor Service Fees	90
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	90
TRANSFER AGENT AND REGISTRAR	90
MATERIAL CONTRACTS	91
INTERESTS OF EXPERTS	91
ADDITIONAL INFORMATION	91
SCHEDULE “A” AUDIT COMMITTEE CHARTER	A-1

INTRODUCTORY NOTES

DATE OF INFORMATION

In this Annual Information Form, SSR Mining Inc., together with its subsidiaries, as the context requires, is referred to as the “Company” and “SSR Mining”. All information contained in this Annual Information Form is as at December 31, 2020, unless otherwise stated, being the date of the Company’s most recently completed financial year, and the use of the present tense and of the words “is,” “are,” “current,” “currently,” “presently,” “now” and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain statements contained in this Annual Information Form constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and the Company’s other public filings. Forward-looking information relates to statements concerning the Company’s outlook and anticipated events or results and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

Forward-looking statements in this Annual Information Form are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this Annual Information Form. The key risks and uncertainties include, but are not limited to: uncertainty of production, development plans and cost estimates for the Company’s Çöpler Gold Mine (“Çöpler”), Marigold Mine (“Marigold”), Seabee Gold Operation (“Seabee”), Puna Operations (“Puna”) and projects; commodity price fluctuations; risks associated with the Company’s financial instruments; political or economic instability and unexpected regulatory changes; currency fluctuations; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; the Company’s ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in the Company’s ability to extract mineralization profitably; the Company’s ability to replace Mineral Reserves; delays in obtaining or failing to obtain governmental permits, or non-compliance with the Company’s permits; reclamation and closure requirements for the Company’s mineral properties; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond the Company’s control; epidemics, pandemics or other public health crises, including the outbreak of novel coronavirus (“COVID-19”), could adversely affect the Company’s business; potential labour unrest; the Company’s ability to attract and retain qualified personnel and management; indigenous peoples’ title claims and rights to consultation and accommodation may affect the Company’s existing operations as well as development projects and future acquisitions; increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; civil disobedience in the countries where the Company’s mineral properties are located; actions required to be taken by the Company under human rights law; uncertainties related to title to the Company’s mineral properties and the ability to obtain surface rights; claims and legal proceedings, including adverse rulings in litigation against the Company and/or its directors or officers; general economic conditions; assessments by taxation authorities in multiple jurisdictions; operational safety and security risks; competition in the mining industry for mineral properties; risks associated with future acquisitions; reputation loss resulting in decreased investor confidence; risks associated with the conduct of joint ventures; certain transportation risks that could have a negative impact on the Company’s ability to operate; risks associated with hedging activities; risks associated with the

Company’s secured project term loan (the “Term Loan”); an event of default under the Company’s convertible notes issued in 2019 may significantly reduce its liquidity and adversely affect its business; failure to meet covenants under the Company’s senior secured revolving credit facility; complying with anti-corruption laws; information systems security threats; the sufficiency of the Company’s insurance coverage; conflicts of interest that could arise from certain of the Company’s directors’ and/or officers’ involvement with other natural resource companies; failure to maintain adequate internal control over financial reporting; counterparty and market risks related to the sale of the Company’s concentrates and metals; the ability to fully realize the Company’s interest in deferred consideration received in connection with divestitures; and other risks related to the Company’s common shares.

Forward-looking statements in this Annual Information Form include statements concerning, among other things: forecasts; outlook; timing of production; production, cost, operating and capital expenditure guidance; the Company’s intention to return excess attributable free cash flow to shareholders; the timing and implementation of the Company’s dividend policy; the implementation of any share buyback program; statements regarding plans or expectations for the declaration of future dividends and the amount thereof; future cash costs and all-in sustaining costs (“AISC”) per ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; Mineral Resources, Mineral Reserves, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the Company’s ability to discover new areas of mineralization; the timing and extent of capital investment at the Company’s operations; the timing and extent of capitalized stripping at the Company’s operations; the timing of production and production levels and the results of the Company’s exploration and development programs; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by the Company; the estimated cost of sustaining capital; availability of sufficient financing; receipt of regulatory approvals; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from the Company’s mining projects, including future sales of metals, concentrate or other products produced by the Company and the timing thereof; the Company’s plans and expectations for its properties and operations; and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of the Company’s filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations of joint ventures; weather conditions at the Company’s operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified workforce; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the Company’s mines or facilities; lack of legal challenges with respect to the Company’s properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While the Company considers these factors and assumptions to be reasonable based on information currently available to the Company, they may prove to be incorrect.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on the Company’s current expectations and the Company’s projections about future events. Actual results may vary from such forward-

looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in the Company’s filings on the Company’s website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Australian Securities Exchange (“ASX”) at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, the Company does not intend, and undertakes no obligation to update any forward-looking information to reflect, among other things, new information or future events.

CURRENCY AND EXCHANGE RATE INFORMATION

All currency references in this Annual Information Form are in United States dollars unless otherwise indicated. References to “Canadian dollars” or the use of the symbol “C$” refers to Canadian dollars. References to “Turkish lira” are to the lawful currency of Turkey. References to “Argentine pesos” are to the lawful currency of Argentina.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in United States dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period. These rates are based on the indicative rate of exchange reported by the Bank of Canada.

	Fiscal Year Ended December 31,
	2018	2019	2020
Rate at the end of period	$0.7330	$0.7699	$0.7848
Average rate during period	$0.7721	$0.7537	$0.7462
Highest rate during period	$0.8138	$0.7699	$0.7864
Lowest rate during period	$0.7330	$0.7353	$0.6876

On March 26, 2021, the exchange rate reported by the Bank of Canada was C$1.00 per U.S.$0.7949. As of the same date, one Turkish lira equaled U.S.$0.12 and one Argentine peso equaled U.S.$0.011.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this Annual Information Form relating to each of:

●

Çöpler has been reviewed and approved by Robert L. Clifford, BS (Mine Eng), SME Registered Member, the Company’s Director, Mine Planning (Turkey, Argentina), and Dr. Cengiz Y. Demirci, AIPG (CPG), the Company’s Vice President, Exploration, each of whom is a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”);

●

Marigold has been reviewed and approved by Greg Gibson, SME Registered Member, the Company’s General Manager at Marigold, and James N. Carver, SME Registered Member, the Company’s Resource Development Manager, USA, each of whom is a qualified person under NI 43-101;

●

Seabee has been reviewed and approved by Samuel Mah, P.Eng., the Company’s Director, Mine Planning (North America), and Jeffrey Kulas, P.Geo., the Company’s Resource Development Manager, Canada, each of whom is a qualified person under NI 43-101;

●

Puna has been reviewed and approved by Robert Gill, P.Eng., the Company’s General Manager at Puna, and Karthik Rathnam, MAusIMM (CP), the Company’s Resource Manager, Corporate, each of whom is a qualified person under NI 43-101; and

●

Other mineral properties has been reviewed and approved by Samuel Mah, P.Eng., the Company’s Director, Mine Planning (North America), and Karthik Rathnam, MAusIMM (CP), the Company’s Resource Manager, Corporate, each of whom is a qualified person under NI 43-101.

See “Interests of Experts”.

A “qualified person” for the purposes of NI 43-101 means an individual who is an engineer or geoscientist, holding the required accreditation, with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

CAUTIONARY NOTICE REGARDING MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

The disclosure included in this Annual Information Form uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Reserves and Mineral Resources (the “CIM Standards”) adopted by the CIM Council on May 10, 2014, and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators (“CSA”) that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility (as such terms are defined in the CIM Standards) level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Unless otherwise indicated, all Mineral Reserves and Mineral Resources estimates included in this Annual Information Form have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC set out in SEC’s rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this Annual Information Form may not be comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NOTICE REGARDING NON-GAAP MEASURES

This Annual Information Form includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including AISC per payable ounce of precious metals sold. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with the Company’s financial statements. See “Non-GAAP Financial Measures” in the Company’s management’s discussion and analysis of the financial position and results of operations for the year ended December 31, 2020 for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

SSR Mining was incorporated as a company in British Columbia, Canada, on December 11, 1946 under the name “Silver Standard Mines, Limited (NPL)” and changed the Company’s name to “Silver Standard Mines Limited” on July 18, 1979. The Company’s name was changed to “Consolidated Silver Standard Mines Limited” and the Company’s common shares were consolidated on a 1-for-5 basis on August 9, 1984. The Company’s name was changed to “Silver Standard Resources Inc.” on April 9, 1990. On May 12, 2005, the Company’s shareholders adopted new articles as required by the new British Columbia Business Corporations Act (“BCBCA”), under which SSR Mining is incorporated, and authorized an increase in the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. On May 4, 2017, the Company’s shareholders approved a name change to “SSR Mining Inc.”, and the name change became effective on August 1, 2017. All share data in this Annual Information Form refers to consolidated shares/data, unless otherwise indicated.

The Company’s executive office and registered and records office are located at 7001 E. Belleview Ave., Suite 800, Denver, Colorado USA, 80237 and Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1G4, respectively.

INTERCORPORATE RELATIONSHIPS

The following is a diagram of the intercorporate relationships among SSR Mining and certain of its subsidiaries that hold operating mining properties, including their respective jurisdiction of incorporation. Except as indicated in the diagram below, all of the Company’s material subsidiaries are wholly-owned.

GENERAL DEVELOPMENT OF THE BUSINESS

SSR Mining is a precious metals mining company with four producing assets located in the USA, Turkey, Canada and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Canada, Mexico and Peru. SSR Mining’s diversified asset portfolio is comprised of high-margin, long-life assets along several of the world’s most prolific metal districts.

The Company has an experienced leadership team with a proven track record of delivery and value creation. Across the organization, the Company has expertise in project construction, mining (open pit and underground), and processing (pressure oxidation, heap leach and flotation), with a strong commitment to health, safety, community engagement and environmental management.

The Company has a strong balance sheet to support its growth pipeline. The Company intends to leverage its strong balance sheet and proven track record of free cash flow generation to fund growth across the portfolio and facilitate superior returns to shareholders.

SSR Mining is listed under the ticker symbol SSRM on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“Nasdaq”) and SSR on the ASX.

2018 DEVELOPMENTS

Change to Board of Directors

On January 1, 2018, the Company appointed Mr. Simon A. Fish and Ms. Elizabeth A. Wademan to the Company’s Board of Directors with the objective of strengthening the Board’s expertise in the areas of international capital markets and legal and corporate governance. See “Directors and Executive Officers – Directors” for additional information on each of Mr. Fish’s and Ms. Wademan’s prior experience.

Updated Life of Mine Plan for Marigold

On June 18, 2018, the Company released an updated life of mine plan for Marigold in Nevada, U.S., which outlined an anticipated mine life of over ten years based on Mineral Reserves as at December 31, 2017. The Company filed a technical report titled “NI 43-101 Technical Report on Marigold, Humboldt County, Nevada USA” dated July 31, 2018 with an effective date of December 31, 2017 (the “Marigold Technical Report”) in support of the updated life of mine plan. See “Mineral Properties – Marigold Mine” for further details.

Sale of Pretium Shares

As of June 30, 2018, the Company sold its remaining position of 9.0 million common shares of Pretium Resources Inc. (“Pretium”) for pre-tax cash proceeds of approximately $63.4 million, and no longer holds any Pretium shares.

Declaration of Commercial Production at the Chinchillas Mine

On December 1, 2018, the Company declared commercial production at Puna’s Chinchillas mine. Development of the mine, located approximately 45 kilometers from the Pirquitas plant, commenced in early 2018 and extends the life of the Pirquitas plant through mining of ore at Chinchillas, transporting the ore to Pirquitas and processing it through the existing Pirquitas plant. See “Mineral Properties – Puna Operations” for further details.

Strategic Investment in SilverCrest Metals

On December 10, 2018, the Company completed a transaction with SilverCrest Metals Inc. (“SilverCrest”) to purchase, by way of private placement, 8,220,645 common shares of SilverCrest at a price of C$3.73 per common share for total consideration of C$30.7 million. SilverCrest owns the Las Chispas project, a high-grade development project, in Mexico.

2019 DEVELOPMENTS

Offering of $230 Million Convertible Senior Notes

On March 19, 2019, the Company completed an offering of $230.0 million aggregate principal amount of 2.50% convertible senior notes due 2039 (the “2019 Notes”) for net proceeds of $222.9 million after payment of commissions and expenses related to the offering. The Company used $152.3 million of the net proceeds from the offering of the 2019 Notes to repurchase, in separate privately negotiated transactions, $150.0 million of the Company’s then outstanding 2.875% senior convertible notes issued in 2013 (the “2013 Notes”).

Acquisition of 8,900 Hectares Contiguous to Marigold Mine

On June 27, 2019, the Company acquired approximately 8,900 hectares of land contiguous to Marigold, comprised of a 100% interest in the Trenton Canyon and Buffalo Valley properties from Newmont Corporation (“Newmont”) and Fairmile Gold Mining, Inc. (“Fairmile”), net of a 0.5% net smelter returns (“NSR”) royalty on the properties. The aggregate purchase price included $22.0 million in cash and the assumption of related long-term environmental and reclamation obligations then valued at approximately $13.0 million. The acquisition of Trenton Canyon and Buffalo Valley increased the land position at Marigold by 84% and provides a potential opportunity to increase mineralization.

Purchase of SilverCrest Shares

In August 2019, the Company completed the purchase of 780,000 common shares of SilverCrest for total consideration of C$4,563,000, pursuant to the equity participation right under the Company’s agreement with SilverCrest. Upon closing of the transaction, the Company owned approximately 9.8% of the issued and outstanding common shares of SilverCrest on a non-diluted basis.

Acquisition of Remaining 25% Interest in Puna

On September 18, 2019, the Company completed the acquisition of the remaining 25% interest in Puna from Golden Arrow Resources Corporation (“Golden Arrow”) for aggregate consideration totaling approximately $32.4 million. The transaction allowed the Company to consolidate ownership in Puna and streamline its reporting structure, and is expected to allow for cost savings and operational flexibility, along with near-term, low-risk silver production growth. See “Mineral Properties – Puna Operations” for further details.

2020 DEVELOPMENTS

Convertible Notes Redemption

During the first quarter of 2020, holders of the 2013 Notes had the right to surrender their 2013 Notes for purchase by the Company at their option (the “Put Option”) pursuant to the terms of the indenture governing the 2013 Notes any time before January 31, 2020. As of the expiration of the Put Option on January 31, 2020, $49,000 aggregate principal amount of the 2013 Notes were put to the Company and redeemed, and $4,000 of 2013 Notes were converted to equity.

The remaining outstanding 2013 Notes were callable by the Company at par, plus accrued and unpaid interest thereon. On February 13, 2020, the Company provided notice of redemption to call the remaining outstanding 2013 Notes. On March 30, 2020, the Company redeemed all of its remaining outstanding 2013 Notes consisting of an aggregate principal amount of $115.0 million plus accrued interest of $0.5 million, in exchange for payment of cash of $115.5 million and equity of $2,000.

SilverCrest Divestment

During the second quarter of 2020, the Company completed a transaction to divest all of its equity position in SilverCrest. The Company divested an aggregate 9,000,645 common shares of SilverCrest at a price of C$10.06 per share for gross proceeds of $64.3 million (C$90.5 million).

Alacer Transaction

On September 16, 2020, the Company acquired all of the issued and outstanding common shares of Alacer, Gold Corp. (“Alacer”) with Alacer shareholders receiving 0.3246 of an SSR Mining common share for every one Alacer share (the “Exchange Ratio”). Furthermore, all outstanding restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) of Alacer that were not exercised prior to the acquisition date, were converted to equivalent SSR Mining units (the “RSU Replacement Units”, the “PSU Replacement Units”, and the “DSU Replacement Units”, respectively), with the number of such securities issuable adjusted by the Exchange Ratio.

Immediately subsequent to the share issuance, SSR Mining and former Alacer shareholders owned 57% and 43%, respectively, of the shares of the combined entity. With the completion of the transaction, Alacer became a wholly-owned subsidiary of SSR Mining. Alacer holds an 80% interest in Anagold Madencilik

Sanayi ve Ticaret Anonim Şirketi (“Anagold”), the owner and operator of Çöpler. The 20% non-controlling interest in Anagold is held by Lidya Madencilik Sanayi ve Ticaret Anonim Şirketi (“Lidya Mining”).

The combined entity is led by Mr. Rodney P. Antal as President and Chief Executive Officer and Mr. A. E. Michael Anglin as Chair of the Company’s Board of Directors. The newly-constituted Board of Directors is comprised of five directors from each of the previous SSR Mining and Alacer boards of directors for a total of ten directors, including the Chief Executive Officer. See “Directors and Executive Officers – Directors” for additional information.

The zero-premium merger of SSR Mining and Alacer creates a leading intermediate precious metals producer with robust margins, strong free cash flow generation, and long mine lives across four mining-friendly jurisdictions. In addition, the increased financial strength of the combined business enables the Company to leverage the proven project execution capabilities of the combined management team to continue delivering on the extensive organic growth portfolio and compete for attractive assets as they arise. The Company expects the complementary nature of the assets and the cultural alignment of the organizations to facilitate an effective integration and allow it to continue to deliver value to its shareholders.

Çöpler District Master Plan

During the fourth quarter of 2020, the Company released the results of its independently prepared study of the Çöpler District (the “Çöpler District Master Plan 2020” or the “CDMP 2020”). The CDMP 2020 summarized SSR Mining’s current development strategy for Çöpler and included analysis for two production scenarios. The first scenario considers a feasibility level Mineral Reserve case (the “Çöpler Reserve Case”) which incorporates a supplemental flotation circuit, resulting in a net present value of $1.7 billion at a 5% discount rate with life-of-mine gold production of 3.6 million ounces. The second scenario provides an alternative Preliminary Economic Assessment (the “Çöpler PEA”) case which includes the development of the Ardich gold deposit (“Ardich”), located six kilometers northeast of the Çöpler processing facilities, resulting in a net present value of $2.2 billion at a 5% discount rate with life-of-mine gold production of 4.6 million ounces. See “Mineral Properties – Çöpler Mine” for further details.

The Çöpler PEA case is preliminary in nature and includes an economic analysis that is based, in part, on Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically for the application of economic considerations that would allow them to be categorized as Mineral Reserves, and there is no certainty that the results will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

COVID-19 Response and Impact on Operations

During the year ended December 31, 2020, the COVID-19 pandemic negatively impacted global economic and certain financial markets. Many industries have been impacted by the COVID-19 pandemic and are facing operating challenges associated with the regulations and guidelines resulting from efforts to contain it.

Each of Seabee and Puna were placed into care and maintenance near the end of the first quarter of 2020 and subsequently restarted through the second and third quarters of 2020. At Çöpler and Marigold, the sites continue to operate with limited impact from COVID-19 and have implemented numerous measures intended to protect employees, including quarantining, testing, ensuring physical distancing and providing additional protective equipment. COVID-19 is slowing government processes, including permitting. In Turkey, considerable effort is being expended to attain permits and land access for continued growth and operations.

The Company continues to restrict all non-essential travel and manage the contact of its employees and contractors in order to reduce the risk of COVID-19 impacting its operations. The Company is operating its corporate offices at reduced capacity, with employees working remotely. Currently, Çöpler, Marigold, Seabee and Puna are all operating with some impacts caused by the COVID-19 pandemic. Each of the sites continue to work with national and local authorities in accordance with applicable regulations and remain vigilant with respect to on-site specific protocols to protect the health and safety of employees and stakeholders; however, all sites remain exposed to potential COVID-19 impacts. See “Risk Factors” for further details.

RECENT DEVELOPMENTS

Declaration of Inaugural Dividend

On February 17, 2021, the Company announced that its Board of Directors declared its inaugural quarterly cash dividend of $0.05 per common share, payable on March 31, 2021 to holders of record at the close of business on March 5, 2021. See “Dividends” for further information.

Appointment of New Chief Financial Officer

On February 26, 2021, the Company announced the appointment of Ms. Alison White as Executive Vice President, Chief Financial Officer. See “Directors and Executive Officers – Executive Officers” for additional information on Ms. White’s prior experience.

DESCRIPTION OF THE BUSINESS

GENERAL

The Company’s focus is on safe, profitable gold and silver production at Çöpler, Marigold, Seabee, and Puna. The Company is committed to delivering safe production through relentless emphasis on Operational Excellence. The Company is also focused on growing production and Mineral Reserves through exploration and asset acquisition for accretive growth.

Sustainability is of growing importance to all stakeholders, whether they are local communities, local and national governments, the Company’s shareholders or its employees. The Company is committed to building on its solid foundation through honest and open disclosure and continuous improvement.

SSR Mining’s four producing assets are described below:

Çöpler Gold Mine, Turkey

Çöpler, 80% owned by SSR Mining, is an open pit gold mine located along the Tethyan belt in east-central Turkey in the Erzincan Province, approximately 1,100 kilometers southeast of Istanbul and 550 kilometers east of Ankara. Çöpler contains oxide and sulfide ores which are mined concurrently and processed through its two processing plants using heap leach and pressure oxidation processing, respectively, to produce gold bullion. Çöpler and nearby tenements are positioned on a land package of approximately 25,800 hectares.

Marigold Mine, USA

Marigold is an open pit gold mine located along the Battle Mountain-Eureka Trend in Nevada, USA. Marigold is a run-of-mine heap leach operation, moving more than 200,000 tonnes of material per day, and producing gold doré. Marigold is positioned on a land package of approximately 20,000 hectares.

Seabee Gold Operation, Canada

Seabee is an underground gold mine located along the Trans-Hudson Corridor in east-central Saskatchewan, Canada. Seabee processes ore through its processing plant using gravity concentration and cyanide leaching to produce gold bullion. Seabee is positioned on a land package of approximately 60,000 hectares, including the 80% owned Fisher property joint venture.

Puna Operations, Argentina

Puna is an open pit silver-lead-zinc mine located along the Bolivian silver belt in northern Argentina in the Province of Jujuy. Puna processes ore mined from the Chinchillas mine through its Pirquitas mill, using flotation processing to produce silver-lead and zinc concentrates.

PRINCIPAL PRODUCTS

Çöpler, Marigold and Seabee produce gold in doré form. Doré is unrefined gold bullion bars usually consisting of in excess of 90% gold that is refined by a third party to pure gold bullion. The Company sells gold bullion to customers, which are typically bullion banks and, currently, 100% of the gold doré produced at Çöpler is delivered to the Istanbul Gold Refinery. Puna produces silver-lead and zinc concentrates, which are sold to smelters or traders for further refining. During 2020, revenues from two customers included within the Marigold and Seabee operating segments accounted for 45% and 14% (2019 – 37% and 17%) of the Company’s total revenues, respectively, and revenues from one customer included within the Çöpler operating segment accounted for 24% (2019 – nil) of the Company’s total revenues.

The Company’s revenue by product category for the financial years ended December 31, 2020 and December 31, 2019 was as follows:

Product Revenue	2020	2019
Gold	88%	76%
Silver	10%	19%
Lead	1%	3%
Zinc	1%	2%

The market prices of gold and silver are key drivers of the Company’s profitability. The prices of gold and silver can fluctuate widely and are affected by a number of macroeconomic factors, including global or regional consumption patterns, the supply of, and demand for gold and silver, interest rates, exchange rates, inflation or deflation, global economic conditions resulting from the COVID-19 pandemic, and the political and economic conditions of major gold- and silver-producing and gold- and silver-consuming countries throughout the world. Importantly, the price of gold and silver can be impacted by their role as safe havens during periods of market turmoil and as defense against the perceived inflationary impacts and currency depreciation caused by the responses of governments and central banking authorities to the economic threats caused by the COVID-19 pandemic.

During 2020, the gold price, based on the London Bullion Market Association (“LBMA”) increased steadily, reaching an all-time high in August of $2,067 per ounce, and averaged $1,770 per ounce, which was $377 per ounce, or 27%, higher than the 2019 annual average of $1,393 per ounce. During 2020, the price of silver, based on the LBMA silver price, averaged $20.55 per ounce, 27% higher than the 2019 annual average of $16.21 per ounce.

SPECIALIZED SKILLS AND KNOWLEDGE

Nearly all aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, mine planning, engineering, construction, regulatory compliance and accounting. Many of the officers and directors of the Company are industry professionals who have extensive expertise and highly-technical experience specific to the mining industry. They provide a strong foundation of advanced field skills and advanced knowledge and specialized mineral exploration experience, complemented by their demonstrated ability to succeed in the management and administration of a mining company. The Company’s business depends upon these skilled and experienced personnel. See “Risk Factors” for further details.

COMPETITIVE CONDITIONS

The precious and base metals mineral exploration and mining business is competitive. Competition is primarily for: mineral properties that can be developed and produced economically; technical experts that can find, develop and mine such mineral properties; labour to operate the mineral properties; and capital to finance exploration, development and operations.

The Company competes with other mining and exploration companies in the acquisition of mineral properties and in connection with the recruitment and retention of qualified employees. There is significant competition for mineral properties. Many larger competitors conduct business globally and thus have greater financial and technical resources available to them. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, the Company may not be able to replace Mineral Reserves, maintain production or grow.

OPERATIONS

Employees and Contractors

As at December 31, 2020, the Company employed a total of 2,345 full-time employees and 1,885 contract employees. The table below sets out the Company’s employees at each of the following locations:

Location	Number of Employees
	Full-time	Contract
Denver, Colorado, U.S.	21	0
Vancouver, B.C., Canada	31	4
Turkey	682	1,397
Nevada, U.S.	440	5
Saskatchewan, Canada	366	29
Argentina	782	438
Mexico	18	9
Peru	5	3

As at December 31, 2020: of the 682 full-time employees in Turkey, 412 were represented by a union; and of the 782 full-time employees in Argentina, 494 were represented by a union.

Environmental Protection Requirements

The Company’s mining, exploration and development activities are subject to various federal, provincial, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

In all jurisdictions where the Company operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to, among other things, air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation.

The financial and operational effect of environmental protection requirements on the capital expenditures and earnings of each mineral property are not significantly different than that of similar sized mines in the same jurisdiction, and therefore should not have a negative effect on the Company’s competitive position in the future.

The Company has certain reclamation obligations at its mineral properties, including Çöpler, Marigold, Seabee and Puna Operations. At Çöpler, the present value of the current closure and reclamation cost estimate as at December 31, 2020, to be spent over a number of years, is approximately $36.5 million.

At Marigold, the Company engages in concurrent reclamation practices and provides bonds for all permitted features, as part of the State of Nevada permitting process. Current bonding amounts are based on third party cost estimates to reclaim all permitted features at Marigold, with the exception of a few features permitted as permanent, post-mining features. The Bureau of Land Management (“BLM”) and the State of Nevada both review and approve the bond estimate, and the BLM holds the financial instruments providing the bond backing. As at December 31, 2020, Marigold, including the Trenton Canyon and Buffalo Valley properties, had reclamation requirements totaling approximately $54.6 million.

At Seabee, the Company also has an approved closure plan and financial assurance held by the Province of Saskatchewan. The closure plan addresses all final reclamation requirements as well as the longer-term post-reclamation monitoring and maintenance phase. As required by the Company’s environmental permits, the closure plan is periodically updated. As at December 31, 2020, Seabee had reclamation requirements totaling approximately $5.7 million.

At Puna Operations, including the Chinchillas operation, the present value of the current closure and reclamation cost estimate, to be spent over a number of years, is approximately $20.7 million.

See “Corporate Social Responsibility – Environment and Sustainability” and the disclosure regarding environmental matters under the respective descriptions of Çöpler, Marigold and Seabee for further details regarding environmental matters.

Foreign Operations

Any changes in regulations or shifts in political attitudes in the jurisdictions in which the Company operates, including the USA, Turkey, Canada, Argentina, Mexico and Peru, are beyond the Company’s control and may adversely affect the Company’s business. Current and future development and operations may be affected in varying degrees by certain economic, political and other risks and uncertainties including, but not limited to: claims by governmental bodies; restrictions on production; expropriation or nationalization; employee profit-sharing requirements; foreign exchange controls; restrictions on repatriation of profits; import and export regulations; cancellation or renegotiation of contracts; changing fiscal regimes and uncertain regulatory environments; fluctuations in currency exchange rates; high rates of inflation; changes in royalty and tax regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights and judgments; changes to environmental legislation; land claims of local people; and mine safety. The Company cannot accurately predict the effect of these factors. See “Risk Factors” for further details.

CORPORATE SOCIAL RESPONSIBILITY

For the Company, being a responsible corporate citizen means protecting the natural environment associated with its business activities, providing a safe workplace and work processes for its employees and contractors, and investing in the communities where the Company operates so that it can enhance the lives of those who work and live there beyond the life of such operations. The Company takes a long-term view of its corporate responsibility, which is reflected in the policies that guide the Company’s business decisions, and in its corporate culture that fosters safe and ethical behavior across all levels of SSR Mining.

SAFETY & HEALTH POLICY

The Company’s Safety & Health Policy (the “Safety & Health Policy”) defines the organization’s safety commitments and is designed to guide the Company in advancing each of those commitments, and to ensure that the Company develops and implements effective management systems to identify, minimize and manage health and safety risks. It is also used to promote and enhance employee commitment and accountability. The Safety & Health Policy is available for viewing on the Company’s website at www.ssrmining.com.

HEALTH AND SAFETY

The Company reflects its commitment to the health and safety of its employees by creating and maintaining a safe working environment, equipment, work processes, effective safety and health management systems, and by complying with all applicable health and safety laws and regulations. The Company acknowledges that there are inherent risks associated with the Company’s business and, through proactive risk management, continuously strives to minimize and control these risks.

The Company’s safety framework puts emphasis on effective risk-centered management systems, positive and effective work cultures and proactive leadership to drive culture enhancement. The Company emphasizes balancing the human and technical aspects of safety: blending leadership behaviours with traditional management activities to create a safe, productive culture. The Company ensures that its workers understand their individual contributions to safe production. In this way, the Company’s employees maintain safety awareness, recognize hazards and analyze risk in their daily activities. The technical aspects of safety are addressed by identifying and assessing job-related risks, establishing systems, policies and procedures, providing appropriate training and verifying training competencies. Performance measurement and accountability provides feedback and maintains focus on continuous improvement.

ENVIRONMENTAL, HEALTH, SAFETY AND SUSTAINABILITY COMMITTEE

The Company’s Board of Directors has established an Environmental, Health, Safety and Sustainability Committee (the “EHS&S Committee”) that, as part of its mandate, is responsible for reviewing the Company’s safety, health, security, risk, environment, community relations and sustainability policies and practices, and monitoring the Company’s performance in these areas. The EHS&S Committee meets and reports to the Board of Directors on a quarterly basis. The Company’s EHS&S Committee charter is available for viewing on the Company’s website at www.ssrmining.com.

ENVIRONMENTAL & SUSTAINABILITY POLICY

Under the Company’s Environmental & Sustainability Policy (the “Environmental & Sustainability Policy”), the Company is committed to executing its business with strong environmental and community stewardship through the development of a sustainable approach to corporate social responsibility. The Environmental & Sustainability Policy is available for viewing on the Company’s website at www.ssrmining.com. The Company’s Vice President, Environment and Community Relations oversees environmental management and reports directly to the Executive Vice President, Chief Operating Officer. The Executive Vice President, Chief Operating Officer reports directly to the Chief Executive Officer. Executive compensation and remuneration is based on the achievement of the Company’s corporate objectives, which include health, safety, environment and sustainability goals.

ENVIRONMENT AND SUSTAINABILITY

The Company’s activities are subject to extensive laws and regulations governing the protection of the environment and natural resources. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The Company is required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Violations of environmental laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. The failure to comply with environmental laws and regulations could result in temporary or permanent closure of the Company’s mining operations, project development delays, material financial impacts or other material impacts to the Company’s projects and activities, fines, penalties, lawsuits by the respective government or private parties, revocability of property or material capital expenditures. Additionally, environmental laws in the countries in which the Company operates require that the Company periodically perform environmental impact studies and updates at its mines. These studies could reveal environmental impacts that would require the Company to make significant capital outlays or cause material changes or delays in its intended activities. See “Risk Factors”.

The Company complies with regulatory requirements and diligently applies appropriate methodologies to protect the environment throughout its exploration, development, mining, processing and closure activities. The Company’s environmental obligations include, but are not limited to, obtaining and maintaining all environmental permits and approvals required for the conduct of its operations, the proper handling, storage and disposal of regulated materials and the timely and accurate submission of required reports to the appropriate government agencies.

In 2007, Marigold became the first operating gold mine in the world certified as fully compliant with the International Cyanide Management Code (the “Cyanide Code”). The Cyanide Code is a voluntary industry program for companies involved in the production of gold by the cyanidation process. The Cyanide Code addresses the production of cyanide, its transport from the producer to the mine, its on-site storage and use, decommissioning and financial assurance, worker safety, emergency response, training, stakeholder involvement and verification of implementation of the Cyanide Code. Marigold has been recertified in compliance with the Cyanide Code each time it has been audited by the International Cyanide Management Institute, with the fourth successful recertification occurring in 2018.

The Company believes that how it closes a mine is just as important as how it opens and operates a mine. The Company’s commitment to excellence in mine closure is demonstrated by its highly successful and award-winning approach to closing one of its historic flagship projects, the Duthie mine in British Columbia, Canada. In recognition of its efforts and success in closing the mine, the Company received recognition for Outstanding Reclamation Achievement by the Technical and Research Committee on Reclamation from the Mining Association of British Columbia and the British Columbia Ministry of Energy and Mines.

COMMUNITY ENGAGEMENT

The Company’s community relations program is based on open and continuous communication with the members of communities located in its areas of operation. The Company takes a shared-value approach to local development activities to promote sustainable long-term economic and social benefits. In addition, the Company strives to ensure that local stakeholders have an opportunity for input and dialogue. Projects aimed at assisting and advancing the Company’s communities include training and employment, development of infrastructure and support for education and medical services, among others. At all times, the Company works to be a partner in the long-term sustainability of the communities in which it operates.

Alongside the direct investments SSR Mining makes, the Company also invests in the local community at Çöpler through its Social Development Fund (“SDF”). Launched in 2018, the SDF is an innovative partnership between Çöpler and the community which aims to provide financial support to local entrepreneurs so they can set up or grow their own businesses that are not tied to Çöpler as well as investing in a wide-range of social and community development projects. Projects are selected based on a set of development priorities agreed in consultation with the community and aligned with local government development plans and priorities. The priorities are generally reviewed and updated on a three-year basis. In addition, each year the Company contributes to the development of its local communities by making direct investments in community infrastructure and social programs. In 2020, the Company provided 133 scholarships to local community members ranging from providing scholarships to vocational high school students to support for a Master’s degree. Scholarships were awarded equally between men and women.

Community support and engagement is also well-established at Marigold, and several of the Company’s employees are key participants in local development efforts. The Company’s employees work closely with the University of Nevada, Reno in creating a graduate program in mining, in addition to providing internships for students and ongoing support to the university. The Company also supports local high schools through scholarships, contribution of equipment and supplies and employee volunteer efforts. In addition, the Company’s Marigold emergency response team actively supports the emergency preparedness and wellness in the local community and has participated in various activities including training drills and delivering flu vaccinations at health fairs.

Seabee is located in northern Saskatchewan, within the traditional territories of the Lac La Ronge Indian Band and the Peter Ballantyne Cree First Nation. Since the Company’s acquisition of the operation in May 2016, the Company has identified training, education and employment of northern communities as priorities for community engagement. This has resulted in over 28% of the Company’s employees at Seabee being self-identified as indigenous and 64% from local communities. In 2020, the Company partnered with Indspire (a national Indigenous registered charity) to create scholarships for Indigenous communities in the vicinity of Seabee.

At Puna in Argentina, the Company supports the educational system in the Province of Jujuy through collaboration with local schools. The Company has assisted with the renovation of six local educational facilities and with a number of information sessions and educational activities held for students throughout the region. The Company has also collaborated with the Argentina Ministry of Education to create a program allowing members of local communities, including the Company’s employees, to complete their secondary education. Furthermore, the Company provides medical services and administers health campaigns in the remote areas in close proximity to the Pirquitas property. The Pirquitas health center provides emergency services for the local communities and the Company has initiated a general practitioner outreach program for local towns, commenced a dental care program and held numerous illness prevention workshops. The Company also built two sports centers in 2016 for the surrounding communities.

As part of the development of the Chinchillas property, the Company has enhanced community engagement targeting education, training and employment opportunities. Over 300 employees have been trained and are working at Chinchillas and nearly 100% of these employees are from the local communities.

At the Pitarrilla project in Mexico, as part of its agreement with the Ejido Casas Blancas, the Company has funded the construction of Lienzo Charro, a traditional rodeo site, and supported health and cultural activities. As part of its agreement with the Ejido San Francisco De Asís, the Company has funded infrastructure and cultural activities.

Over the past years at the San Luis project in Peru, the Company has engaged in and funded several projects aimed at developing the social and economic conditions in local communities. The Company is currently coordinating with the Social Management Office of the Ministry of Mining and Energy and a local university to advance a training program for local residents, including a mining internship program.

TRANSPARENCY

In 2021, the Company will publish its third annual ESG and Sustainability Report (the “Sustainability Report”), which is developed using the Global Reporting Initiative framework. The ESG and Sustainability Report will outline the Company’s approach to sustainability across a range of areas and will summarize its 2020 sustainability performance. The publishing of such report underscores the Company’s ongoing commitment to transparency with the Company’s stakeholders. The ESG and Sustainability Report, once published, will be available for viewing on the Company’s website at www.ssrmining.com.

In addition, the Company discloses certain categories of payments it makes to domestic and foreign governments at all levels under the Canadian Extractive Sector Transparency Measures Act (“ESTMA”). The Company’s annual ESTMA reports are available on the Company’s website at www.ssrmining.com.

HUMAN RIGHTS POLICY

As part of the Company’s commitment to being a responsible corporate citizen, the Company recognizes the important role and responsibility it has in respecting the human rights of its stakeholders. The Company has adopted a Human Rights Policy (the “Human Rights Policy”), which is aligned with the United Nations Guiding Principles on Business and Human Rights, the United Nations Global Compact, and the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises. This

includes support and respect for the human rights expressed in the International Bill of Human Rights and the principles concerning fundamental rights set out in the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work. The Human Rights Policy is available for viewing on the Company’s website at www.ssrmining.com.

DIVERSITY

The Company’s Corporate Governance and Nominating Committee (the “CGN Committee”) has responsibility for recommending to the Board of Directors the nominees for election or re-election as directors at the annual meeting of shareholders. As part of this process, the Company’s CGN Committee assesses the skills, expertise, experience and backgrounds of the Company’s directors annually, in light of the needs of the Company’s Board, including the extent to which the current composition of the Company’s Board reflects a diverse mix of identified competencies. The Company’s CGN Committee charter is available for viewing on the Company’s website at www.ssrmining.com.

The Company recognizes that a workforce composed of many individuals with a mix of skills, experience, perspectives, backgrounds and characteristics leads to a more robust understanding of opportunities, issues and risks, and to stronger decision-making. The Company’s Board of Directors also recognizes that a diverse board of directors makes prudent business sense and makes for better oversight and corporate governance. The Company and its Board of Directors are committed to establishing measurable diversity objectives and assessing on an annual basis the achievement against these objectives, including the representation of women at all levels of the organization.

The Company has adopted a Diversity Policy which requires the Company to establish specific diversity initiatives, programs and targets. The Company’s CGN Committee oversees the diversity initiatives at the Board level and the Company’s Compensation and Leadership Development Committees oversee such initiatives across the Company. The Company’s CGN Committee reviews the Diversity Policy annually and assesses its effectiveness. The Diversity Policy is available for viewing on the Company’s website at www.ssrmining.com.

In addition, each of the Company’s Code of Business Conduct and Ethics (the “Code of Conduct”) and Employee Assistance Program promotes and supports diversity and inclusion. The Code of Conduct is available for viewing on the Company’s website at www.ssrmining.com.

The Company is committed to a merit-based system for board composition within a diverse and inclusive culture, which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. As of December 31, 2020, three of the Company’s ten directors (30%) were women. See “Directors and Executive Officers – Directors” for further information.

In March 2019, the Company became a member of each of the Catalyst Accord 2022 and the 30% Club Canada, diversity initiatives aimed at accelerating the advancement of women in Canada. The Catalyst Accord 2022 aims to increase the average percentage of women on boards and women in executive positions in corporate Canada to 30% or greater by 2022 and share key metrics with Catalyst to benchmark collective progress towards these goals. The 30% Club Canada works with the business community to achieve better gender balance on the boards and senior leadership of Canadian companies, and is focused on building a strong foundation of business leaders who are committed to meaningful and sustainable gender balance in business leadership.

ANTI-CORRUPTION POLICY

The Company’s Anti-Corruption Policy (the “Anti-Corruption Policy”) outlines the requirements that must be fulfilled by all the Company’s employees, officers and directors, as well as by any third party working for or acting on the Company’s behalf. These requirements include prohibitions against bribing government officials, making facilitation payments and commercial bribery. The Company’s Anti-Corruption Policy also provides employees with clarity regarding the following: books and records transparency; giving gifts to government officials; making political or charitable contributions; and third-party oversight and due diligence. The Anti-Corruption Policy is available for viewing on the Company’s website at www.ssrmining.com.

MINERAL PROPERTIES

SUMMARY OF MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

The following table summarizes as at December 31, 2020 the Company’s estimated Mineral Reserves and Mineral Resources. All of the Company’s projects are wholly-owned except for Çöpler.

		(kt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Au (koz)	Ag (koz)	Pb (M-lbs)	Zn (M-lbs)	Cu (M-lbs)	Au Eq (koz)	Au Eq (g/t)
PROVEN MINERAL RESERVE
Çöpler(1)	Turkey	2,196	2.31	7.7	-	-	0.01	163	544	-	-	0.2	171	2.42
Seabee(3) (UG)	Canada	529	8.79	-	-	-	-	150	-	-	-	-	150	8.79
Chinchillas(4)	Argentina	420	-	142.6	0.73	0.37	-	-	1,926	6.8	3.4	-	34	2.49
TOTAL: Proven		3,146						313	2,470	6.8	3.4	0.2	354	3.50
PROBABLE MINERAL RESERVE

Çöpler(1)	Turkey	54,610	2.10	5.0	-	-	0.02	3,681	8,836	-	-	18.1	3,842	2.19
Marigold(2)	USA	219,398	0.49	-	-	-	-	3,425	-	-	-	-	3,425	0.49
Leach Pad Inventory	USA							270					270
Seabee(3) (UG)	Canada	1,031	10.37	-	-	-	-	344	-	-	-	-	344	10.37
Chinchillas(4)	Argentina	7,614	-	162.2	1.39	0.36	-	-	39,696	232.6	60.4	-	746	3.05
Stockpiles (Chinchillas)	Argentina	339	-	126.7	0.84	0.45		-	1,382	6.3	3.4		26	2.36
TOTAL: Probable		282,992						7,719	49,914	238.8	63.8	18.1	8,652	0.95
PROVEN AND PROBABLE MINERAL RESERVE

Çöpler(1)	Turkey	56,807	2.10	5.1	-	-	0.01	3,844	9,379	-	-	18.4	4,013	2.20
Marigold(2)	USA	219,398	0.49	-	-	-	-	3,425	-	-	-	-	3,425	0.49
Leach Pad Inventory	USA							270					270
Seabee(3) (UG)	Canada	1,560	9.83	-	-	-	-	493	-	-	-	-	493	9.83
Chinchillas(4)	Argentina	8,373	-	159.7	1.33	0.36	-	-	43,004	245.6	67.2	-	805	2.99
TOTAL: Proven and Probable		286,138						8,032	52,383	245.6	67.2	18.4	9,006	0.98

		(kt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Au (koz)	Ag (koz)	Pb (M-lbs)	Zn (M-lbs)	Cu (M-lbs)	Au Eq (koz)	Au Eq (g/t)
MEASURED MINERAL RESOURCES

Çöpler(1)	Turkey	7,904	1.87	2.3	-	-	0.00	475	580	-	-	0.5	484	1.90
Seabee(3) (UG)	Canada	553	12.91	-	-	-	-	230	-	-	-	-	230	12.91
Chinchillas(4)	Argentina	793	-	115.7	0.68	0.51	-	-	2,969	11.9	8.9	-	50	1.95
Pitarrilla(6,7)	Mexico	12,345	-	90.1	0.70	1.22	-	-	35,746	190.0	333.1	-	777	1.96
TOTAL: Measured		21,600						705	39,296	201.9	342.0	0.5	1,540	2.22

INDICATED MINERAL RESOURCES

Çöpler(1)	Turkey	125,229	1.67	3.9	-	-	0.03	6,730	15,875	-	-	78.0	7,074	1.76
Marigold(2)	USA	340,730	0.47	-	-	-	-	5,105	-	-	-	-	5,105	0.47
Leach Pad Inventory	USA							270					270
Seabee(3) (UG)	Canada	2,452	9.81	-	-	-	-	773	-	-	-	-	773	9.81
Chinchillas(4)	Argentina	21,690	-	102.0	1.00	0.63	-	-	71,046	476.4	298.9	-	1,363	1.95
Stockpiles (Chinchillas)	Argentina	339	-	126.7	0.84	0.45	-	-	1,382	6.3	3.4	-	23	2.12
Stockpiles (Pirquitas)	Argentina	-	-	-	-	-	-	-	-	-	-	-	-
Pirquitas(5) (UG)	Argentina	2,634	-	292.4	0.02	4.46	-	-	24,756	1.2	258.7	-	482	5.69
Pitarrilla(6)	Mexico	147,016	-	97.5	0.32	0.87	-	-	460,728	1,040.4	2,803.6	-	8,229	1.74
Pitarrilla(7) (UG)	Mexico	5,430	-	164.9	0.68	1.34	-	-	28,793	81.4	160.4	-	514	2.94
San Luis(8) (UG)	Peru	484	22.40	578.1	-	-	-	349	9,003	-	-	-	462	29.67
Amisk(9)	Canada	43,976	0.73	5.3	-	-	-	1,028	7,531	-	-	-	1,123
TOTAL: Indicated		689,980						14,255	619,228	1,605.7	3,525.0	78.0	25,418	1.15

MEASURED AND INDICATED MINERAL RESOURCES

Çöpler(1)	Turkey	133,133	1.68	3.8	-	-	0.03	7,205	16,455	-	-	78.5	7,558	1.77
Marigold(2)	USA	340,730	0.47	-	-	-	-	5,105	-	-	-	-	5,105	0.47
Leach Pad Inventory	USA							270					270
Seabee(3) (UG)	Canada	3,005	10.38	-	-	-	-	1,003	-	-	-	-	1,003	10.38
Chinchillas(4) + Pirquitas(5)	Argentina	25,461	-	122.5	0.88	1.02	-	-	100,267	495.9	569.9	-	1,916	2.34
Pitarrilla(7) (OP + UG)	Mexico	164,791	-	99.1	0.36	0.91	-	-	525,267	1,311.8	3,297.1	-	9,520	1.80
San Luis(8) (UG)	Peru	484	22.40	578.1	-	-	-	349	9,003	-	-	-	462	29.76
Amisk(9)	Canada	43,976	0.73	5.3	-	-	-	1,028	7,531	-	-	-	1,123	0.79
TOTAL: Measured and Indicated		711,580						14,960	658,524	1,807.6	3,867.0	78.5	26,958	1.18

INFERRED MINERAL RESOURCES

Çöpler(1)	Turkey	73,741	1.30	9.2	-	-	0.06	3,089	21,708	-	-	94.9	3,538	1.49
Marigold(2)	USA	28,597	0.36	-	-	-	-	334	-	-	-	-	334	0.36
Seabee(3) (UG)	Canada	2,030	7.77	-	-	-	-	507	-	-	-	-	507	7.77
Chinchillas(4)	Argentina	21,836	-	49.8	0.55	0.83	-	-	34,974	263.4	400.0	-	853	1.22
Pirquitas(5) (UG)	Argentina	1,080	-	206.9	0.00	7.45	-	-	7,185	0.1	177.4	-	207	5.96
Pitarrilla(6)	Mexico	8,524	-	77.4	0.18	0.58	-	-	21,213	32.9	108.2	-	357	1.30
Pitarrilla(7) (UG)	Mexico	1,230	-	138.1	0.89	1.25	-	-	5,461	24.1	33.9	-	105	2.65
San Luis(8) (UG)	Peru	20	5.60	272.0	-	-	-	4	175	-	-	-	6	9.02
Amisk(9)	Canada	49,985	0.52	3.5	-	-	-	830	5,550	-	-	-	900	0.56
TOTAL: Inferred		187,043						4,765	96,267	320.6	719.6	94.9	6,807	1.13

Notes to Mineral Reserves and Mineral Resources Table:

All estimates set forth in the Mineral Reserves and Mineral Resources table have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Mineral Reserves and Mineral Resources estimates have been reviewed and approved by Samuel Mah, P.Eng., the Company’s Director, Mine Planning (North America), and Karthik Rathnam, MAusIMM (CP), the Company’s Resource Manager, Corporate, each of whom is a qualified person as defined under NI 43-101.

All Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Mineral Reserves and Mineral Resources figures have some rounding applied, and thus totals may not sum exactly. All ounces reported herein represent troy ounces (oz), and (g/t) represents grams per tonne. All $ references are in U.S. dollars. All Mineral Reserves and Mineral Resources estimates are as of December 31, 2020.

Mineral Reserves are estimated using the following commodity prices: $1,350/oz of gold; $18.50/oz of silver; $1.05/lb of zinc; $0.90/lb of lead and $3.00/lb of copper, as applicable and except as noted below for Puna Operations. Certain additional modifying parameters such as mine recovery, dilution, metallurgical recovery and geotechnical are appropriately taken into consideration.

Mineral Resources are estimated using the following commodity prices: $1,750/oz of gold; $22.00/oz of silver; $1.15/lb of zinc; $1.00/lb of lead and $3.25/lb of copper, as applicable and except as noted below for each of the following: Çöpler District, Puna Operations (including Pirquitas UG), the San Luis project and the Pitarrilla project (including Pitarrilla UG).

All gold equivalent figures are based on the above mentioned commodity prices. Metal equivalence is calculated for the respective and applicable metals as follows: Au Eq g/t = Au g/t + ((Ag g/t * Ag price per gram) + (Pb% * Pb price per tonne) + (Zn% * Zn price per tonne) + (Cu% * Cu price per tonne)) / (Au price per gram).

All technical reports for the properties are available under the Company’s profile on the SEDAR website at www.sedar.com or on the Company’s website at www.ssrmining.com.

“Measured Resources”, “Indicated Resources” and “Inferred Resources” are defined under the heading “Introductory Notes – Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates”. Although Measured Resources, Indicated Resources and Inferred Resources are Mineral Resources confidence classification categories defined by CIM and are recognized and required to be disclosed by NI 43-101, these standards differ significantly from the requirements of the SEC set out in SEC’s rules that are applicable to domestic United States reporting companies. See “Introductory Notes – Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates”.

Çöpler District

(1)

Mineral Reserve and Mineral Resource estimates as set out in the Çöpler District Master Plan 2020 have been adjusted for depletion. All key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the Çöpler District Master Plan 2020. For additional information about the Çöpler District, readers are encouraged to review the Çöpler District Master Plan 2020. All Mineral Reserves and Mineral Resources are reported on 100% ownership basis.

Mineral Reserves estimate was prepared by Robert L. Clifford, BS (Mine Eng), SME Registered Member, a qualified person and the Company’s Director, Mine Planning (Turkey, Argentina). Mineral Resources estimate was prepared by Sharron Sylvester, B.Sc. (Geol), RPGeo AIG, employed by OreWin Pty Ltd as Technical Director – Geology.

All Mineral Resources in the Çöpler District Master Plan 2020 were assessed for reasonable prospects for eventual economic extraction by reporting only material that fell within conceptual pit shells based on metal prices of $1,750/oz for gold ($1,400/oz for gold and $19/oz for silver for Bayramdere). The following parameters were used: metallurgical recoveries in oxide: Çöpler 62.3%–78.4%, Çakmaktepe 38.0%–80.0%, Ardich 40.0%–73.0%, and Bayramdere 75.0%, and in sulfide: Çöpler 85.0%, and Ardich 82.9%; gold cut off grades in oxide: Çöpler 0.32–0.41 g/t Au, Çakmaktepe 0.36–0.76 g/t Au, Ardich 0.30–0.55 g/t Au, and Bayramdere 0.35–0.50 g/t Au, and in sulfide: Çöpler 0.73 g/t Au and Ardich 0.77 g/t Au, (there are no credits for Ag or Cu in the cut-off grade calculations); allowances have been made for royalty payable.

Mineral Reserves are reported at the following cut-off grades: Çöpler oxide cut-off grades 0.47–0.59 g/t Au, Çöpler sulfide cut-off grade 1.05 g/t Au; and Çakmaktepe oxide cut-off grades 0.52–0.71 g/t Au; and all cut-off grades include allowance for royalty payable. There are no credits for silver or copper in the cut-off grade calculations. The average metallurgical recoveries used are 73% and 91% for oxides and sulfides, respectively.

Marigold Mine

(2)

Except for updates to cost parameters, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the technical report entitled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada” dated July 31, 2018 (the “Marigold Technical Report”). For additional information about Marigold, readers are encouraged to review the Marigold Technical Report.

Mineral Reserves estimate was prepared under the supervision of Jeremy W. Johnson, SME Registered Member, a qualified person and the Company’s Technical Services Superintendent at Marigold. Mineral Resources estimate was prepared under the supervision of James N. Carver, SME Registered Member, Resource Development Manager at Marigold, and Karthik Rathnam, MAusIMM (CP), the Company’s Resource Manager Corporate, each of whom is a qualified person.

Mineral Reserves are reported within a design pit shell whereas Mineral Resources are constrained within a conceptual open pit shell. Mineral Reserves are reported at an incremental cut-off grade of 0.065 g/t gold payable, which has been adjusted to incorporate royalty and metallurgical recovery within the block model and takes into consideration the differential haulage costs between ore and waste. The calculated break-even cut-off grade is 0.151 g/t contained gold. On-site costs (inclusive of capital) include the average costs for mining of $1.85 per tonne mined, processing of $1.67 per tonne placed (heap leach), and site general costs of $0.87 per tonne placed.

Seabee Gold Operation

(3)

Mineral Reserves estimate was prepared by Kevin P. Fitzpatrick, P.Eng., a qualified person and the Company’s Engineering Supervisor at Seabee. Mineral Resources estimate was prepared under the supervision of Jeffrey Kulas, P.Geo., a qualified person and the Company’s Resource Development Manager, Mining Operations at Seabee.

Mineral Reserves are reported at a cut-off grade of 3.99 g/t gold. On-site costs include the average costs for mining of $48.10 per tonne processed, process and surface transport of $30.84 per tonne processed, and site general costs of $67.63 per tonne processed. The overall metallurgical recovery is 98.0% for gold.

Puna Operations

(4)

Mineral Reserves estimates were prepared under the supervision of Robert Gill, P.Eng., a qualified person and the Company’s General Manager at Puna. Mineral Resources estimate was prepared under the supervision of Karthik Rathnam, MAusIMM (CP), a qualified person and the Company’s Resource Manager Corporate.

Mineral Reserves for Chinchillas are reported within a design pit shell whereas Mineral Resources are constrained within a conceptual open pit shell. Mineral Reserves are reported at a net smelter return (“NSR”) cut-off value of $44.11 per tonne, which incorporates the appropriate metallurgical recoveries and an amount for sustaining capital. On-site costs include the average costs for mining of $3.03 per tonne mined, surface transport cost of $9.80 per tonne hauled, rehandling cost of $1.93 per tonne crushed, processing of $16.89 per tonne processed, and site general costs of $9.70 per tonne processed.

Mineral Reserves are estimated using the following commodity prices: $18.00 per ounce for silver; $1.00 per pound of zinc; and $0.90 per pound of lead. Mineral Resources are estimated using the following commodity prices: $20.00 per ounce of silver; $1.30 per pound of zinc and $1.10 per pound of lead.

(5)

Mineral Resources for Pirquitas UG are reported below the as-built open pit topographic surface above an NSR cut-off value of $100 per tonne. Additional factors of dilution, mine recovery and the requisite development costs were considered to exclude any potentially uneconomical stope shapes. Mineral Resources for Pirquitas UG are estimated using the following commodity prices: $20.00 per ounce of silver; $1.30 per pound of zinc and $1.10 per pound of lead.

Pitarrilla Project

(6)

Mineral Resources amenable to conventional open pit mining method are constrained within conceptual pit shell at an NSR cut-off value of $16.38 per tonne (leach) or $16.40 per tonne (flotation), which incorporates the appropriate metallurgical recoveries for the respective concentrates and off-site charges.

(7)

Mineral Resources (Pitarrilla UG) are reported below the constrained open pit resource shell above an NSR cut-off value of $80 per tonne, using grade shells that have been trimmed to exclude distal and lone blocks that would not support development costs. Metal price assumptions for both open pit and UG Mineral Resources are: $20.00 per ounce of silver; $1.30 per pound of zinc and $1.10 per pound of lead.

San Luis Project

(8)	Mineral Resources are reported at a cut-off grade of 6.0 g/t gold equivalent, using metal price assumptions of $600 per ounce of gold and $9.25 per ounce of silver.

Amisk Project

(9)

Mineral Resources estimate was prepared by Glen Cole, P.Geo., Principal Resource Geologist, SRK Consulting (Canada) Inc., a qualified person. Mineral Resources are reported at a cut-off grade of 0.30 g/t gold equivalent.

ÇÖPLER MINE

Except as provided under “Capital and Operating Costs” and “Exploration, Production and Development” below, the following disclosure relating to Çöpler is derived from the summary contained in the Çöpler District Master Plan 2020, and prepared in accordance with NI 43-101. The detailed disclosure in the Çöpler District Master Plan 2020 is incorporated by reference herein. The Çöpler District Master Plan 2020 is intended to be read in its entirety, and sections should not be read or relied upon out of context. The Çöpler District Master Plan 2020 is available for review under the Company’s profile on the SEDAR website at www.sedar.com or on the Company’s website at www.ssrmining.com. All scientific and technical information relating to Çöpler subsequent to the effective date of the Çöpler District Master Plan 2020 has been reviewed and approved by Robert L. Clifford, BS (Mine Eng), SME Registered Member, the Company’s Director, Mine Planning (Turkey, Argentina), and Dr. Cengiz Y. Demirci, AIPG (CPG), the Company’s Vice President, Exploration, each of whom is a qualified person under NI 43-101.

Project Description, Location and Access

The Çöpler project comprises a number of mining licences covering Mineral Resources for the Çöpler, Çakmaktepe, Ardich, and Bayramdere deposits, Mineral Reserves on the Çöpler and Çakmaktepe open pit mines, oxide and sulfide processing facilities and supporting infrastructure. The Çöpler project is located in east-central Turkey, 120 kilometers west of the city of Erzincan, in Erzincan Province, 40 kilometers east of the iron-mining city of Divriği (one-hour drive), and 550 kilometers east of Turkey’s capital city, Ankara. The nearest urban centre, İliç, (approximate population 3,800), is located approximately six kilometers north-east of the Çöpler mine.

Location of the Çöpler Mine

The Çöpler project is owned and operated by Anagold. SSR Mining controls 80% of the shares of Anagold, Lidya controls 18.5%, and a bank wholly-owned by Çalık Holdings A.Ş., holds the remaining 1.5%. Exploration tenures surrounding the project area and mining at Çakmaktepe are subject to joint venture agreements between SSR Mining and Lidya that have varying interest proportions. SSR Mining controls 50% of the shares of Kartaltepe Madencilik Sanayi ve Ticaret Anonim Şirketi (“Kartaltepe”) and 50% of Tunçpinar Madencilik Sanayi ve Ticaret Anonim Şirketi (“Tunçpinar”). The other 50% of both is controlled by Lidya. More than 96% of the Mineral Resources are located on the Anagold owned 80% ground, with the remainder of the mineralization within the 50%/50% ownership boundary.

SSR Mining has undertaken further study work that has been used to prepare the Çöpler District Master Plan 2020 since the previous technical report on the project was issued in 2016. The 2016 technical report described the Çöpler Sulfide Expansion Project for construction and operation of a sulfide plant, which commenced commissioning in the fourth quarter of 2018.

The key features of the CDMP 2020 are:

●	Updated Mineral Resources on the Çöpler, Çakmaktepe, and Ardich deposits;

●	Updated Mineral Reserves on the Çöpler and Çakmaktepe deposits;

●	The incorporation of a supplemental flotation circuit in the existing sulfide plant; and

●	Çöpler PEA, including the Ardich Mineral Resources.

The Çöpler District Master Plan 2020 summarizes the current SSR Mining development strategy for the Çöpler project and includes analysis for two production scenarios: the Çöpler Reserve Case; and the Çöpler PEA.

The Mineral Reserves are supported by feasibility study level work on the currently operated pits at the Çöpler and Çakmaktepe deposits and the oxide heap leach facility and sulfide plant in the Çöpler Reserve Case. The processing analysis in the Çöpler Reserve Case includes incorporation of a flotation circuit into the existing sulfide plant to upgrade sulfide sulfur (“SS”) to fully utilize grinding and pressure oxidation (“POX”) autoclave capacity. The flotation circuit is currently under design and preliminary construction works are underway pending final permitting.

The CDMP 2020 also includes the Çöpler PEA on an expanded Çöpler project that includes the new predominantly-oxide Ardich deposit. The Çöpler PEA analyses inclusion of production from Ardich and reflects the increased capital costs and infrastructure required to incorporate the new deposit. The Çöpler PEA is a whole-of-project analysis that represents a significant change from the Çöpler Reserve Case economics analysis results and production.

The Ardich deposit is a newly identified deposit that is separate to the other deposits on the property. Drilling is continuing at the Ardich deposit and it is expected that the drilling will further define the Mineral Resource. See “Mineral Properties – Exploration and Development – Çöpler District Exploration – Ardich Gold Deposit” for further details. The progression of Ardich requires development of a new open pit that is approximately six kilometers east of the current Çöpler pit and one kilometer north of the Çakmaktepe pits.

The Inferred Mineral Resource from Ardich is included in the Çöpler PEA. The Ardich oxide Mineral Resources in the Çöpler PEA represent a 226% increase in production tonnage at a grade that is 38% higher than the Çöpler oxide heap leach processing grades. The Çöpler PEA includes assumptions for separate capital, infrastructure, and permitting that will be required to develop the Ardich Mineral Resources. The Ardich Mineral Resource was not included in the 2016 technical report and so the Çöpler PEA represents a significant change in information.

The Çöpler PEA is described in Section 24 of the CDMP 2020. The Çöpler PEA is preliminary in nature and includes an economic analysis that is based, in part, on Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically for the application of economic considerations that would allow them to be categorized as Mineral Reserves, and there is no certainty that the results will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The economic analysis uses long-term metal price assumptions of $1,585/oz gold, $20.25/oz silver, and $3.05/lb copper. These prices are based on a review of consensus price forecasts from financial institutions and similar studies recently published.

The Çöpler Reserve Case production includes 7.7 million tonnes at 1.22 g/t gold oxide ore processed by heap leaching and 51.1 million tonnes at 2.24 g/t gold processed in the sulfide plant. Total gold production is 3.6 million ounces. All mining is completed by 2032, oxide heap leach stacking is completed in 2031, while sulfide processing will continue from stockpiles until 2041. The Çöpler Reserve Case shows an after-tax net present value at a 5% discount rate of $1.73 billion. The operation is cash positive in each year of the mine plan, therefore an IRR is not reported. The Çöpler Reserve Case average AISC is $945/oz gold.

The Çöpler PEA production is 79.1 million tonnes at 2.13 g/t gold. The gold production in the Çöpler PEA is 4.6 million ounces. The increase in total production in the Çöpler PEA is due to the addition of 20.3 million tonnes at 2.18 g/t gold from Ardich Mineral Resources. Like the Çöpler Reserve Case, all mining is completed by 2032 in the Çöpler PEA, oxide heap leach stacking is completed in 2031, while sulfide processing continues from stockpiles until 2042. The Çöpler PEA shows an after-tax net present value at a 5% discount rate of $2.16 billion and the average AISC is $893/oz gold. The Çöpler PEA is cash positive in each year of the mine plan.

For a discussion of permitting and environmental liabilities at Çöpler, see “Infrastructure” and “Environmental Permitting” below.

Mineral and Surface Rights

Anagold holds the exclusive right to engage in mining activities within the Çöpler project area. Anagold holds six granted licences covering a combined area of approximately 16,600 hectares. Mineral title is held in the name of Anagold. Kartaltepe holds eight licences covering approximately 9,200 hectares. The total near-mine tenement package is approximately 25,800 hectares. Anagold currently holds sufficient surface rights to allow continued operation of the mining operation in the Çöpler Reserve Case.

Accessibility and Climate

Çöpler is serviced by road and rail networks. The mine is accessed from the main paved highway between Erzincan and Kemaliye. The project area is located in the Eastern Anatolia geographical district of Turkey. Mining operations are conducted year-round. The climate is typically continental with cold wet, winters and hot dry, summers.

History

The Çöpler region has been subject to gold and silver mining dating back at least to Roman times. The Turkish Geological Survey (MTA) carried out regional exploration work in the early 1960s that was predominantly confined to geological mapping. In 1964, a local Turkish company started mining for manganese, continuing through until closing in 1973. Unimangan Manganez San A.Ş. (“Unimangan”) acquired the property in January 1979 and re-started manganese production, continuing until 1992.

In 1998, Anatolia Minerals Development Ltd (“Anatolia”) identified several porphyry-style gold–copper prospects in east-central Turkey and applied for exploration licences for these prospects. During this work, Anatolia identified a prospect in the Çöpler basin. This prospect and the supporting work were the basis for a joint venture agreement for exploration with Rio Tinto and Anatolia and, in January 2004, Anatolia acquired the interests of Rio Tinto and Unimangan.

In August 2009, a joint venture agreement between Anatolia and Lidya was executed.

In February 2011, Anatolia merged with Avoca Resources Limited, an Australian company, to become Alacer. In September 2020, SSR Mining merged with Alacer.

Technical reports have been prepared on the project since 2003. The previous technical report on the project was issued in 2016. The 2016 technical report described the Çöpler Sulfide Expansion Project for construction and operation of a sulfide plant, which commenced commissioning in the fourth quarter of 2019.

Geological Setting and Mineralization

Çöpler is located near the northern margin of a complex collision zone that lies between the Pontide Belt/North Anatolian Fault, the Arabian Plate, and the East Anatolian Fault, which bounds several major plates. The region underwent crustal thickening related to the closure of a single ocean, or possibly several oceanic and micro-continental realms, in the Late Cretaceous to Early Tertiary period. The Çöpler project area is located between Divriği and Ovacık.

The gold, silver, and copper mineralization of economic interest at Çöpler occurs in a porphyry-related epithermal environment, with most of the gold mineralization concentrated in three zones: Main Zone, Manganese Zone, and Marble Zone. The mineralization is present in five different forms:

●	Stockwork and veins with disseminated marcasite, pyrite, and arsenopyrite;

●	Clay-altered brecciated and carbonatized diorite with rhodochrosite veinlets, and disseminated marcasite, pyrite, realgar, orpiment, sphalerite, and galena;

●	Massive marcasite and pyrite replacement bodies;

●	Massive jarositic gossan; and

●	Massive manganese oxide.

Oxidation of this mineralization has resulted in the formation of gossans, massive manganese oxide, and goethitic/jarositic assemblages hosting fine-grained free gold. The oxidized cap is underlain by primary and secondary sulfide mineralization. Çöpler is a geologically complex system due to structural disturbance and multiple-stage diorite intrusions. The initial mineralization concept model, based on geochemistry of an epithermal system overlying a copper–gold porphyry dome, continues to hold true with current modelling.

Exploration

Exploration completed since Anatolia’s involvement in the Çöpler project commenced in 1998 has included:

●	geological and reconnaissance mapping;

●	rock chip, grab, soil, channel, and stream sediment geochemical sampling;

●	ground geophysical surveys including ground magnetic, complex resistivity/induced polarisation (“IP”), time domain IP, and controlled source audio-frequency magneto-telluric (“CSAMT”) surveys;

●	a regional helicopter-borne geophysical survey;

●	reverse circulation (“RC”) and diamond core (“DD”) drilling programmes; and

●	acquisition of satellite imagery.

Other related work has included the following mining technical studies:

●	geotechnical and hydrogeological studies;

●	environmental and social baseline studies;

●	studies in support of project permitting;

●	metallurgical testwork and metallurgical studies; and

●	condemnation evaluations.

The principal exploration technique at the Çöpler project has been RC and DD drilling, conducted in several campaigns starting in 2000. Initially, exploration was directed at evaluating the economic potential of the near-surface oxide mineralization for the recovery of gold by either heap leaching or conventional milling techniques.

For a discussion of the Company’s 2020 exploration activities, see “Mineral Properties – Exploration and Development – Çöpler District Exploration”.

Drilling

Drilling at the Çöpler deposit commenced in 2000, and since that time a total of 2,554 holes have been drilled for 347,972.2 meters.

Step-out drilling at the Çöpler deposit has defined most of the lateral boundaries of the mineralization. There has been additional development drilling, as well as condemnation drilling of areas planned for infrastructure during the last few years. Infill drilling programmes have been conducted since 2007 to improve confidence in the short-term mine planning. Drilling in 2014 focused on mineralization confirmation with a twin-hole programme. The Çöpler deposit continues to be tested using RC and DD drilling as production proceeds.

Development drilling continued in 2015 by improving sample coverage at depth in the Manganese Zone and along structural boundaries in the Main Zone. In addition to the drilling of in situ mineralization, a stockpile drilling programme began in December 2015 to confirm sulfide stockpile ore grade, grade distribution, and mineralogy.

Drilling in 2016 to 2020 mainly focused on target generation to supplement the amount of oxide material in production. This was focused on the Main Zone, the West pit, and the Saddle areas. These drilling programmes aimed to test continuation of the main gold-bearing structures based on a re-interpretation of the Çöpler structural and mineralization settings. In-pit drilling campaigns continue.

Drilling at Çakmaktepe commenced in 2012 and has resulted in the definition of three distinct mineralized zones: East, Central, and North. As production proceeded within the Çakmaktepe Central and East pits, additional targets were generated to provide push-back options around the pit design. A total of 130 DD holes have been completed since 2019 to test for continuation of the Çakmaktepe mineralization to the north and the east.

After the initial discovery of mineralization at Ardich, SSR Mining has undertaken several drilling programmes to better define the geological model and to improve resource inventories. Anagold has completed 304 DD holes at Ardich since late-2017, including holes for metallurgical testing and hydrogeological studies.

Drilling at Bayramdere commenced in 2007 as part of the near-mine exploration strategy. Since that time, 118 holes have been drilled at Bayramdere for a total of 10,708.9 meters.

For further information with respect to the Company’s 2020 drilling activities, see “Mineral Properties – Exploration and Development – Çöpler District Exploration”.

Sampling, Analysis and Data Verification

Sampling Method, Approach and Analyses

From 2004 through late-2012, drillhole samples were prepared at ALS İzmir, Turkey (“ALS İzmir”) and analyzed at ALS Vancouver, Canada (“ALS Vancouver”) (collectively, “ALS Global”). From late-2012 through 2014, samples were prepared and analyzed at ALS İzmir. In 2015, samples were prepared and analyzed at the SGS laboratory in Ankara, Turkey (“SGS”). From 2015 to recent, ALS İzmir is being used as the main laboratory and samples are being prepared and analyzed there. Umpire analysis was completed by ACME Mineral Laboratories (“ACME”) in Ankara, Turkey.

ALS İzmir has ISO 9001:2008 certification, and ALS Vancouver is ISO/IEC 17025:2005 accredited for precious and base metal assay methods. SGS is certified to ISO 9001:2008 and OHSAS 18001. ACME is part of the Bureau Veritas (BV) group, globally certified to ISO9001:2008.

ALS Global and SGS are specialist analytical testing service companies; both are independent of SSR Mining.

Sampling and quality assurance and quality control (“QA/QC”) programmes have been in place for all RC and DD drilling conducted since the first drill programme. The QA/QC programme is currently still in use, although the insertion rates have been modified over time.

SSR Mining operates an on-site laboratory at Çöpler for assay of production samples. The on-site laboratory is certified to 17025:2017 but is not independent. It is primarily used in grade control.

Data Verification

Data verification procedures are well-established at the project. Routine ongoing checking of all data is undertaken prior to being uploaded to the database. This is followed by campaign-based independent data verification audits at milestone stages throughout data collection programmes.

For drillhole data, verification includes the checking of DGPS collar coordinates relative to topographic surveys, checking of down-hole surveys relative to adjacent readings and planned dip and azimuth of the hole, checking logged data entries to ensure they are consistent with log key sheets, cross-checking a subset of assay data with the original laboratory reports, and submission of and review of QA/QC data.

The QA/QC programme has historically consisted of a combination of QA/QC sample types that are designed to monitor different aspects of the sample preparation and assaying process: blanks are routinely inserted in order to identify the presence of contamination through the sample preparation process; a variety of certified reference material (“CRM”) standards are routinely inserted in order to monitor and measure the accuracy of the assay laboratory results over time; field duplicates are routinely inserted as a means of monitoring and assessing sample homogeneity and inherent grade variability and to enable the determination of bias and precision between sample pairs; laboratory duplicates are inserted as a means of testing the precision of the laboratory measurements; and inter-laboratory pulp duplicates are submitted to alternative independent laboratory to assess for bias or drift. The rate of submission has been modified over time but is currently 3%–5% for blanks, CRMs, and duplicates, and 5%–10% for field duplicates.

None of the verification programmes have identified material issues with the supporting data.

Metallurgical Testing

Oxide Testwork

The heap leaching facilities were commissioned at the Çöpler mine site in late-2010 and have operated continuously since that time. Operations are continuing at the CDMP 2020 effective date.

Metallurgical testwork on Çakmaktepe oxide material for heap leaching has been undertaken at the on-site metallurgical laboratory, initially under the supervision of Kappes, Cassiday & Associates. The initial testwork in 2015 undertook bottle roll and column leach tests. The results are comparable with the Çöpler oxide ore, with similar behaviour and leach kinetics. Subsequently, Çakmaktepe oxide ore has been heap leached along with Çöpler oxide ore. Oxide column testwork on oxide ore continues at the on-site laboratory.

Metallurgical testwork on Ardich oxide material for heap leaching has been undertaken at McClelland laboratories and supervised by Metallurgium. An initial testwork programme, including bottle roll and column leach, was carried out in 2019. This initial programme identified two distinct domains with respect to gold recovery based on sulfur content: <1% and 1%–2%. The column testwork results indicated that the listwanite, dolomite, and jasperoid lithologies have physical properties amenable to heap leaching. This initial test programme is being followed up with further testwork in 2020.

Analysis of the results of the metallurgical testwork and a review of the existing recovery models for use in economic analysis were undertaken in 2020. This was done for the oxide and sulfide processing, including the flotation circuit. The resulting recoveries have been used in the economic analysis for the CDMP 2020.

Oxide gold recoveries vary by lithology for Çöpler in the range 62.3%–78.4%, and at Çakmaktepe the range is 61.0%–80.0% The average oxide recovery in the Çöpler Reserve Case is 73%. At Ardich, the testwork suggests recoveries will vary in the range 40.0%–73.0%.

Sulfide Testwork

The sulfide process plant commenced commissioning in the fourth quarter of 2018. The plant consists principally of a POX leach followed by a cyanide leach to recover gold.

Significant testwork had been conducted on sulfide ores prior to commissioning of the sulfide plant, with pilot plant testwork campaigns and a significant number of batch variability tests on POX/cyanide leach completed.

While a POX/cyanide leach circuit was implemented, significant work had also been undertaken on flotation of the gold-bearing sulfides as a process route, although ultimately this option was not selected for development. Flotation of a partial stream of the plant feed was considered to maximize the available capacity of the plant, including the POX autoclave and available oxygen supply. Further flotation testwork demonstrated that the addition of a small flotation plant into the existing sulfide process route would allow optimization and maximization of already installed capacities.

The testwork indicates that sulfur recovery through flotation is estimated to be 75% to concentrate with a corresponding 55% gold recovery. Flotation tails gold recovery is estimated at 43%.

The current determination of POX gold recovery is based on assessment of results for the pilot testwork programmes undertaken prior to commencement of operations and benchmarked with the existing operating data. An equation has been derived to calculate gold recovery by material type for all ore that is subject to POX; this includes direct POX feed and flotation concentrate. The Çöpler Reserve Case average sulfide gold recovery is 91%.

Mineral Resource Modelling

Çöpler Deposit

The Çöpler deposit includes four mine areas: Main, Manganese, Marble, and West. The current Çöpler resource model, which was constructed by SSR Mining personnel, was completed in February 2016.

The cut-off date for the drillholes database was 15 July 2015. The data extract contained 1,957 drillholes with a total of 297,798.2 meters of drilling. Of this, a total of 1,880 drillholes have collar coordinates within the extents used to construct the resource model. In general, the drillhole spacing ranged from 5–60 meters, averaging approximately 20 meters. Most drillholes are either vertical or inclined at 60°.

Wireframes were constructed for the four main geological units: diorite, metasediment, marble, and manganese-rich diorite. Drillhole data and surface mapping were developed into 3D solids that represent the major rock types using implicit modelling techniques. This process included generating contact surfaces used to define the division boundaries that represent the geological faults and lithological contacts.

The resource estimation method at Çöpler was developed to address the variable nature of the gold mineralization while honouring the bi-modal distribution of the sulfur mineralization that is critical for mine planning (material with a total sulfur grade <2% is sent to the heap leach while material with total sulfur grade ≥2% is sent to the sulfide stockpile for eventual processing at the POX plant). Since no obvious correlations were observed between gold and total sulfur, gold and sulfur were domained and estimated separately. Gold showed little correlation with lithology and was domained by mining areas to reflect the different trends of the mineralization that commonly follow structures and/or lithological contacts. Due to the strong correlation between sulfur content and lithology, sulfur was domained by lithology. However, since each lithology may contain <2% sulfur and ≥2% sulfur material, each lithology was additionally separated into <2% sulfur and ≥2% sulfur sub-domains.

Probability assigned constrained kriging (“PACK”) was used to estimate the gold content of the mineralization within an expanded mineralized wireframe. A probabilistic envelope was generated within the expanded gold shape to define the limits of the economic mineralization. The wireframe and probabilistic envelope were used to prevent potentially economic assays from being ‘smeared’ into non-economic zones, and conversely to restrict waste assays from diluting the potentially economic mineralization. Two PACK cell models were constructed for gold. The first (low-grade gold) model was applied to <2% sulfur material that can be processed by heap leaching, and the second (high-grade gold) model was later applied to ≥2% sulfur material to be processed by the POX plant.

Once constructed, the gold models were calibrated to historical production data, categorized by sulfur content (<2% sulfur and ≥2% sulfur), and mining area. Estimates were classified into Mineral Resource categories based on drillhole density and data quality.

Density values were assigned to the cell model based on lithological domain and depth below the surface.

Çakmaktepe Deposit

The Çakmaktepe deposit is located six kilometers east of the current Çöpler pit and includes four areas: North, Central, East, and Southeast. The current Çakmaktepe resource model, which was constructed by SSR Mining personnel, was completed in February 2020.

The drillhole dataset used to develop the February 2020 resource model contained a total of 1,109 holes with a drilling date range of September 2007–October 2019. The total drilled meters input into the modelling was 119,001.1 meters. Original sample lengths are predominately one meter in length with some two meter sampling across areas presumed to be waste. The mean sample length was 1.02 meters. The shortest interval was 0.1 meters with maximum length 3.1 meters. Composited samples five meters in length were used for statistical analysis, construction of interpretation boundaries, and grade estimation.

Mineralization at Çakmaktepe follows structural controls and designated lithological contact orientations. Mineralized zones often incorporate multiple lithological units along the boundary rather than being hosted by a single rock type. For this reason, grade shells were constructed for gold and copper to allow estimation concordant with the mineralized zones instead of being controlled by samples residing within a single lithological unit. Mineralized trends were honoured in 3D with no specific grade cut-off used to bound the mineralized shapes. The resulting shapes for gold and copper are lenticular with thicknesses ranging from five to 40 meters. On average, thicknesses are of the order of 6 meters.

Sulfur grades correlate with lithological units: higher sulfur values are associated with diorite and metasediment, and lower sulfur values are in association with gossan, jasperoid, ophiolite, and marble.

A single geological cell model with five meters x five meters x five meters parent cells was constructed to include the four deposit areas. Gold, silver, copper, sulfur, and carbon were estimated using inverse distance interpolation (“ID”) weighted to the power of three (ID3) and five meter drillhole composites. Gold, copper, and silver were estimated using grade shells as hard boundaries. Sulfur and carbon estimates were constrained by modelled lithological units. All grade shell boundaries for metal estimates were treated as hard. Domains were treated as soft boundaries allowing the selection of samples from nearby domains.

Density values were assigned to the cell model based on lithological domain.

Ardich Deposit

The Ardich deposit is located 1.5 kilometers north of Çakmaktepe and includes two areas: Main and East. The current Ardich resource model, which was constructed by SSR Mining personnel, was completed in June 2020.

The drillhole dataset used to develop the June 2020 resource model contained a total of 233 Ardich holes with a drilling date range of September 2017–December 2019. Total drilled meters for Ardich was 43,411.7 meters. Original sample lengths are predominately one meter. The shortest assayed interval was 0.2 meters, the maximum length 3.0 meters, and the mean sample length was 1.03 meters. Composite samples five meters in length were used for statistical analysis, construction of interpretation boundaries, and grade estimation.

The Ardich Mineral Resource estimate was based on a 3D geological solids model developed within constraining fault blocks. The main lithological units: ophiolite, listwanite, dolomite, and cataclasite, are offset by faults, creating rotated blocks that have moved up and down relative to each other. High-angle faults cross-cut the deposit with several low-angle structures carrying metal grades along the dolomite/listwanite contact. Mineralized trends follow the orientations of the structural controls and lithological contacts as they change within the fault blocks. Domains for Ardich are defined by these fault blocks.

Gold distribution is related to lithological contact zones and structural intersections. These zones tend to be narrow and localized. Control of the gold estimation is accomplished by using grade shells as hard boundaries. Mineralized gold grade shells were built using composites located along structural and lithological features. In some cases, the grade shell follows the lithology strata within a domain and extends across the interpreted fault to allow estimation of grades along the fault boundary.

A single geological cell model with 15 meters x 15 meters x five meters parent cells was constructed to include the two deposit areas. Gold was interpolated within grade shells using ID3 and sulfur within lithological units using ID2, both using five meter drillhole composites. All grade shells and lithological units were treated as hard boundaries. Domains were treated as soft boundaries allowing the selection of samples from nearby domains.

Bayramdere Deposit

The Bayramdere deposit is located approximately 6.3 kilometers east of the Çöpler mine and five kilometers south east of İliç. It is within the Kartaltepe Mining Licence 7083. This licence is an operational licence and is 50% SSR Mining-owned.

The Bayramdere mineralization has an overall strike length of approximately 300 meters. Mineralization is localized within three stacked, shallow-dipping lodes that vary in depth between 30–40 meters below topography. Mineralization appears to be open to the east and south.

A resource model for Bayramdere was completed in 2016. Separate mineralization domains were created for gold, silver, copper, and sulfur. In the creation of mineralized domains, a minimum mining width of 2.5 meters was used based on anticipated open pit mining methods. Grade estimation was limited to the interpreted domains. Outside the mineralized domains a ‘mineralized waste’ estimate was completed. Lithological domains were used for estimates outside of the mineralization domains. Ordinary kriging was used to estimate gold, silver, and copper mineralization into parent cells of 10 meters x 10 meters x five meters size with sub-celling permitted to two meters x two meters x one meter to better honour the domain boundaries.

Density was assigned as a default for each of the mineralization and lithological domains.

Although a small deposit, Bayramdere is relatively high grade and can support a high stripping ratio to access mineralization.

Reasonable Prospects for Eventual Economic Extraction

All Mineral Resources in the CDMP 2020 were assessed for reasonable prospects for eventual economic extraction by reporting only material that fell within conceptual pit shells based on metal prices of $1,750/oz for gold, or as otherwise specified.

Mining Operations

Open pit mining at the Çöpler project is carried out by a mining contractor and managed by Anagold. The mining method is a conventional open pit method with drill and blast and utilising excavators and trucks operating on bench heights of five meters. The mining contractor provides operators, line supervisors, equipment, and ancillary facilities required for the mining operation. SSR Mining provides management, technical, mine planning, engineering, and grade control functions for the operation.

SSR Mining currently operates a sulfide process plant and an oxide heap leach facility. Costs are based on the actual operational costs and the project budget assumptions.

Production schedules and costs have been updated based on current site performance and contracts. There is currently only 7.9 million tonnes of oxide ore in the Mineral Reserves, of this 285 kt is remaining at the Çakmaktepe deposit, therefore most of the remaining mining will be at the Çöpler deposit.

Pit designs from the 2016 technical report have been mined since 2016 and there is still significant ore remaining within those designs. In 2020, two additional phases in the Main Zone were designed and included in the Mineral Reserves. Following completion of in-pit mining, the sulfide plant will be fed from stockpiles until 2041.

Processing and Recovery Operations

Sulfide Plant

The sulfide plant commenced commissioning in the fourth quarter of 2018. The basic flow sheet comprises:

●	Crushing and ore handling

●	Grinding

●	Acidulation

●	Pressure oxidation

●	Iron/arsenic precipitation

●	Counter Current Decantation (CCD)

●	Gold leach, carbon adsorption, and detoxification

●	Carbon desorption and refining

●	Neutralization and tailings

●	Tailing storage facility (“TSF”)

The sulfide plant performance from the fourth quarter of 2018 up to the first quarter of 2020, including commissioning and ramp-up, has achieved greater-than-design throughputs and approaches design gold recovery for the ore types processed.

The incorporation of a new flotation circuit in the existing sulfide plant to upgrade SS to fully utilize POX autoclave oxidation capacity is under design and construction. This addition to the sulfide plant is incorporated between grinding and acidulation by taking a bleed/slip stream from the grinding thickener feed, floating gold-bearing sulfides, rejecting acid-consuming carbonates and returning the sulfide concentrate to the grinding thickener to be combined with direct POX feed. The gold not recovered to concentrate that remains in the flotation tails is directed to the gold leach circuit feed to recover this remaining gold, albeit at lower gold recoveries than ore that is treated through the POX autoclave circuit.

This will increase overall plant maximum throughput rate to 400 tph, allowing the grinding and POX circuit to operate at their maximum demonstrated capacities. The grinding circuit maximum volumetric flow throughput will increase from an original design limit of 306 tph to 400 tph, fully utilizing latent capacity within the crushing and grinding circuit. The flotation plant is designed to operate in the throughput range of 50–150 tph to produce a concentrate that will supplement the feed ore SS to maximize autoclave SS up to 13.75 tph at a maximum autoclave feed rate of 280 tph. Operating performance of the autoclaves indicates that higher than design oxygen utilizations efficiencies are possible, which may allow greater than 13.75 tph SS to be treated. This oxygen utilization efficiency along with increased oxygen availability is upside to the Çöpler Reserve Case.

The existing sulfide circuit, before the addition of flotation, has demonstrated additional latent capacity in throughput controlling sections of the circuit, crushing/grinding and autoclaves. The incorporation of flotation will allow the POX autoclaves to maximize throughput and SS oxidation capacity, utilizing latent capacity in the process plant, in particular, the grinding and POX circuits. Fully utilizing this latent capacity with the addition of a small flotation plant allows the increase in overall plant throughput at a minimal capital cost.

The POX autoclave circuit has demonstrated it can process up to a maximum of 280 tph feed and 13.75 tph SS, compared to design of 245 tph and 12.5 tph, respectively. The limit of 13.75 tph SS is dictated by the capacity of the oxygen supply to effect oxidation of the sulfides. The flotation plant feed rate will be variable between 50–150 tph based on SS feed grade and the oxidation capacity of the POX autoclaves to oxidize sulfides. Operating performance of the autoclaves indicates that higher than design oxygen utilizations efficiencies are possible, which may allow greater than 13.75 tph SS to be treated. This oxygen utilization efficiency along with increased oxygen availability is upside to the Çöpler Reserve Case.

Oxide Ore Heap Leach Processing

In the Çöpler Reserve Case, production is predominantly from sulfide ore. The maximum oxide ore placed in any year is 1.2 million tonnes for a total production of 7.9 million tonnes.

The oxide heap leaching and associated facilities were commissioned in the second half of 2010 and initial gold production was achieved in the fourth quarter of 2010. The process was originally designed to treat approximately 6.0 Mtpa of ore by three-stage crushing (primary, secondary, and tertiary) to 80% passing 12.5 mm, agglomeration, and heap leaching on a lined heap leach pad with dilute alkaline sodium cyanide solution. Gold is recovered through a carbon-in-column (CIC) system, followed by stripping of metal values from carbon, electrowinning and smelting to yield a doré (containing gold and silver) suitable for sale. Control of copper in leach solutions is undertaken in a sulfidisation, acidification, recovery, and thickening (“SART”) plant, which also regenerates cyanide.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The facility infrastructure supports the mine and process areas of oxide heap leach and sulfide plant. The existing infrastructure, and the tailings storage and heap leach pad area once the planned expansion is complete, will be sufficient for the current Mineral Reserves. The infrastructure for the addition of flotation to the sulfide plant will be supported by the existing facility infrastructure with some components modified to meet the addition of the flotation circuit.

The current leach pad consists of four phases designed to accommodate approximately 58 million tonnes of oxide ore heap with a nominal maximum heap height of 100 meters above the pad liner. An additional two phases (phase 5 and phase 6), with a capacity of 20 million tonnes are yet to be approved but are not required for the Mineral Reserve.

The TSF is developed and constructed in stages. The development of TSF 1 includes seven phases. TSF 1 phase 3 is under construction in the fourth quarter of 2020. Ongoing work in ensuring sufficient long-term capacity for storage of tailings has been undertaken. Studies by Anagold have determined that the effect of the addition of the flotation circuit to the sulfide plant would result in an increase in the solids content and improvement in the final settled density based on an increase in the rate of tailings consolidation.

TSF 1 has sufficient storage capacity (70.8 million tonnes) to accommodate the CDMP 2020 tailings. Scoping level investigations have identified additional TSF sites. An adjacent site, TSF 2, has been the subject of a PFS level study and can provide approximately 20 million tonnes of net additional tails storage capacity, if required in the future.

TSF 2 construction is not included in the mine plan but remains as an option for further expansions.

Environmental and Permitting

The Çöpler mining and processing operations involve open pit mining from multiple pits, construction of multiple waste rock dumps (“WRDs”) to accommodate mined materials, processing of oxide ores and placement on a heap leach pad, and processing of sulfide ores with placement of tailings in a TSF. These activities and facilities are carried out on treasury, pasture, and forestry lands, including some private lands.

In addition to the direct impacts on the involved lands, the operations impact the surrounding lands and the local communities. Physical impacts may include changes to local surface and groundwater (including potential pollution), air quality impacts particularly from dust, and increased noise and vibration from mining and processing activities.

Operation of the Çöpler mining and processing facilities, and subsequent mining at Çakmaktepe, have been investigated and authorized by means of a series of Environmental Impact Assessments (“EIAs”), with positive decisions obtained from the Turkish Ministry of Environment and Urban Planning (MEUP). These EIAs include specific actions designed to address all material impacts of the mining and processing operations. Anagold has remained in compliance with all aspects of the EIA and operating permits throughout the history of the project.

The original 2008 EIA obtained on 16 April 2008 included three main open pits (Manganese, Marble, and Main zones), five WRDs, a heap leach pad, a processing plant, and a TSF. The 2008 project description involved only the oxide resources.

The Çöpler mine started its open pit and heap leach operation in 2010 and first gold was poured in December 2010. Additional EIA investigations have been submitted and approved, as required, to support on-going mining and processing operations, including:

●	EIA to allow operation of a mobile crushing plant, approved 10 April 2012.

●	EIA to allow waste dump capacity expansion, oxide capacity expansion to 23,500 tpd and a SART plant, approved 17 May 2012.

●	EIA to allow the sulfide plant and heap leach area expansion, approved 24 December 2014.

●	EIA to allow the Çakmaktepe satellite pits expansion, approved 26 January 2017.

●	EIA to allow a Çakmaktepe capacity increase, approved 9 August 2018.

In addition, pending EIA processes include:

●

EIA to allow a second capacity expansion at Çöpler, including heap leach pads 5 and 6, TSF expansion, and operation of a flotation plant (the permitting process was started in December 2019 and a public hearing was held January 2020).

●	EIA to allow second capacity increase on the Çakmaktepe EIA to include initial mining from Ardich in the EIA project description file, submitted in October 2020.

Subsequent to the EIA positive decisions, additional licences and permits were required to be issued by government agencies consistent with the Turkish governing laws and regulations. These include land access permits (treasury, pasture and forestry), environmental licences and permits, and workplace opening and operating permits, licences, and certificates.

Market Studies

The markets for gold and silver doré are readily accessed and available to gold producers. Currently, 100% of the gold and silver is delivered to the Istanbul Gold Refinery. Copper precipitate is currently produced from the SART plant and sold into local markets in Turkey. The sulfide plant does not currently include a copper circuit. Provisions have been made in the plant design to include the copper circuit in the future if market conditions warrant.

Capital and Operating Costs

The capital and operating cost estimates derived for Çöpler are based on a combination of the data set forth in the Çöpler District Master Plan 2020 and budgetary estimates, and reflect the Company’s current estimates as of December 31, 2020.

Capital costs are estimated to be $463.2 million for the life of Çöpler, which does not include capitalized stripping or capitalized exploration costs. The life of mine capital costs estimate is shown in the table below.

Capital Costs	Total ($ Millions)
Oxide
Growth	24.0
Sustaining	6.6
Sulfide
Growth	16.1
Sustaining	406.3
Site
Working and Other	10.1
Total Capital Costs	463.2

The breakdown of estimated operating costs for the life of mine, which include deferred stripping, is shown in the table below. Estimated operating costs for mine operations includes both expensed and capitalized mining costs.

Operating Costs	($)
Mine Operations (per tonne mined)	1.55
Ore Rehandle (per tonne rehandled)	1.05
Processing – Oxide (per tonne stacked)	17.08
Processing – Sulfide (per tonne processed)	34.08
G&A (per tonne processed)	6.82

Costs in individual years may vary significantly as a result of, among other things, quantities of oxide and sulfide production in a given year, current or future non-recurring expenditures, changes to input costs and exchange rates, and changes to the Company’s current mining operations or mine plan.

Exploration, Development and Production

In 2021, Çöpler is expected to produce 310,000 to 340,000 ounces of gold. For the full-year, gold production is weighted to the second half of 2021 due to the commissioning and ramp-up of the flotation circuit within the sulfide plant. The flotation circuit is anticipated to increase the gold and sulfide sulfur grades processed through the autoclaves, reduce unit costs, and increase sulfide plant throughput and gold production. Commissioning and ramp-up of the flotation circuit is expected by mid-year 2021.

Sustaining capital expenditures are planned to total $52 million, which includes ongoing construction of the tailings storage facility, oxygen plant lease payments and for continued optimization work on the sulfide plant. Of this amount, $8 million is carried over from 2020 due to delays related to COVID-19. Growth capital expenditures are planned to total $26 million, which includes capital for the flotation circuit and heap leach pad expansions. Capitalized stripping is expected to be $9 million for the full year.

Consolidated exploration expenditures in 2021 are estimated at $33 million, with a primary focus on Ardich Mineral Resource expansion and conversion, Çöpler Saddle, Mavialtin, C2 copper-gold exploration, and Çöpler District Master Plan 2020 development. See “Mineral Properties – Exploration and Development – Çöpler District Exploration” for further details.

MARIGOLD MINE

The following disclosure relating to Marigold is based on information derived from the Marigold Technical Report, and prepared in accordance with NI 43-101. The detailed disclosure in the Marigold Technical Report is incorporated by reference herein. The Marigold Technical Report is intended to be read in its entirety, and sections should not be read or relied upon out of context. The Marigold Technical Report is available for review under the Company’s profile on the SEDAR website at www.sedar.com or on the Company’s website at www.ssrmining.com. All scientific and technical information relating to Marigold subsequent to the effective date of the Marigold Technical Report has been reviewed and approved by Greg Gibson, SME Registered Member, the Company’s General Manager at Marigold, and James N. Carver, SME Registered Member, the Company’s Resource Development Manager, USA, each of whom is a qualified person under NI 43-101.

Project Description, Location and Access

Marigold is located in southeastern Humboldt County, in the northern foothills of the Battle Mountain Range, Nevada, U.S. The mine is situated approximately five kilometers south-southwest of the town of Valmy, Nevada. Other nearby municipalities include Winnemucca and Battle Mountain, Nevada, which are located approximately 58 kilometers to the northwest and 24 kilometers to the southeast of Marigold, respectively. Access to Marigold is via a five kilometer long public road consisting of hard packed clay and gravel, emanating from the Exit 216 off Interstate Highway 80.

The authorized plan of operations (“PoO”) area of Marigold encompasses approximately 10,600 hectares, with approximately 2,450 hectares within the PoO permitted for mining-related disturbance. Land and mineral ownership within the PoO for the mine are generally noted as having a “checkerboard” ownership pattern. In 2015, the Company acquired the Valmy property, a 2,844 hectare land package surrounding portions of Marigold to the east, south and west. In 2018, the Company completed the acquisition of certain parcels of land, and the associated mineral and surface rights, proximal to the PoO boundary. In 2019, the Company acquired the Trenton Canyon and Buffalo Valley properties, an 8,900-hectare land package to the south and contiguous with Marigold, which increased the Company’s total land holding at Marigold to 19,800 hectares. The Company anticipates that operating synergies and exploration benefits will be realized from the incorporation of these lands into the Marigold land package.

The Company holds a 100% interest in Marigold through its wholly-owned subsidiary, Marigold Mining Company. The surface and mineral rights the Company holds at Marigold are comprised of certain real property, unpatented mining claims, and leasehold rights to unpatented mining claims, millsite claims and certain surface lands. Such mineral claims are federally-based and managed by the BLM.

In accordance with certain of the leases in respect of which the Company holds leasehold interests, the Company is required to make certain NSR royalty payments to the lessors and comply with certain other obligations, including completing certain work commitments or paying taxes levied on the underlying properties. Such NSR royalty payments are determined based on the specific areas of Marigold from which gold is extracted and are payable when the related ounces extracted from such areas are produced and sold. The NSR royalty payments for Marigold vary between 2.125% and 10% of the value of gold production, net of offsite refining costs. The Company is required to pay an annual maintenance fee to keep the Company’s mining claims in good standing.

For a discussion of permitting and environmental liabilities at Marigold, see “Infrastructure, Permitting and Compliance Activities” below.

OREGON
IDAHO
NEVADA
CALIFORNIA
UTAH
ARIZONA
Marigold Mine
McDermitt
Humboldt County
Montello
Winnemucca
Wells
Carlin
Elko
Battle Mountain
Pershing County
Lander County
Elko County
Washoe County
Lovelock
Churchill County
Eureka County
Reno
Storey County
Fallon
Austin
White Pine County
Virginia City
Eureka
Carson County
Carson City
Ely
Minden
Yerington
Douglas County
Lyon County
Round Mountain
Hawthorne
Mineral County
Tonopah
Esmeralda County
Nye County
Pioche
Goldfield
Lincoln County
Beatty
Clark County
Las Vegas
789
80
306
305
Eureka County
EXPLANATION
City
Freeway
Highway
Major Road
County Boundary
N

Location of the Marigold Mine

History

The following is a brief chronological description of mining that has occurred at Marigold prior to the Company’s ownership:

●

1938-1968: The first recorded gold production from the property was from the underground mine in 1938. Approximately 9,100 tonnes of ore averaging about 6.85 grams of gold per tonne was processed before World War II halted production. Several unsuccessful attempts to open and operate the mine were made before exploration activities began in 1968.

●

1968-1985: Several companies conducted exploration programs in the Marigold area, completing a total of 126 exploratory drillholes. From 1983 to 1984, the Marigold Development Company excavated a small open pit over the historic underground workings, producing 2,800 tonnes containing 271 ounces of gold. In 1985, Vek/Andrus Associates drilled three holes in the Section 8 area of the property, just northeast from the old underground mine. Following encouraging results from this drilling, Cordex Exploration Co. (“Cordex”), an exploration syndicate composed of, among others, Lacana Gold Inc. (“Lacana”) and Rayrock Mines Inc. (“Rayrock Mines”), leased the Vek/Andrus Associates claim block in September 1985 and began a drilling program in November 1985 that resulted in the discovery of the 8 South orebody.

●

1986-1992: Following further drilling in the 8 South area in the spring of 1986, a joint venture between SFP Minerals Corporation and the Cordex group consolidated some of the land holdings. In March 1988, Rayrock Mines made a production decision on the 8 South deposit and, in August 1989, the first gold doré bar was poured at the Marigold mill. In March 1992, Rayrock Mines purchased a two-thirds ownership interest in the property, and Homestake Mining Company (“Homestake”), which had taken Lacana’s interest through previous corporate mergers, held the remaining one-third ownership interest.

●

1994-2001: In 1994, Marigold became a run of mine (“ROM”) heap leach operation. In March 1999, Glamis Gold Ltd. (“Glamis Gold”) purchased all of the assets of Rayrock Mines, thereby acquiring a two-thirds ownership interest in Marigold, with Homestake continuing to hold the remaining one-third ownership interest. By January 2001, a total of one million ounces of gold had been recovered from the property. In July 2001, Glamis Gold released a revised technical report to present the Mineral Resources and Mineral Reserves for recently-discovered mineralization in the “checkerboard” square known as Section 31.

●

2006-2013: In 2006, Glamis Gold merged with Goldcorp Inc. (“Goldcorp”), resulting in a subsidiary of Goldcorp holding a two-thirds ownership interest in Marigold, as operator, and Homestake, which had been acquired by Barrick Gold Corporation (“Barrick”) in 2001, continuing to hold the remaining one-third ownership interest. In 2007, discovery holes were drilled in the Red Dot deposit. By mid-2009, two million ounces of gold had been recovered from the property.

On April 4, 2014, the Company completed the acquisition of Marigold from subsidiaries of Goldcorp and Barrick for total cash consideration of $268 million after closing adjustments.

The following is a brief chronological description of mining that has occurred at the Valmy property prior to the Company’s ownership:

●	1980-1998: Hecla Mining Company (“Hecla”) and Santa Fe Pacific Gold Corp. (“SFP Gold”) completed drilling programs at the Valmy property.

●

1998-2005: Newmont acquired the Valmy property in 1998, and continued exploration activities. Mining operations commenced in 2002 at each of the Valmy, Mud and NW pits, with ore shipped to the North Peak leach pads. Mining activities ceased in 2005. From 2002 to 2005, Newmont mined approximately 196,000 ounces of gold at the Valmy property.

On September 24, 2015, the Company completed the acquisition of the Valmy property in Nevada, U.S., which is contiguous with the Company’s Marigold mine, for $11.5 million in cash from Newmont.

The following is a brief chronological description of mining that has occurred at the Trenton Canyon and Buffalo Valley properties prior to the Company’s ownership:

●

1980-2012 (Trenton Canyon): SFP Gold and Newmont carried out exploration activities and drilled a total of 147,916 meters in 1,104 drillholes. From 1996 to 2005, Trenton Canyon was operated by SFP Gold and Newmont as an open-pit ROM heap leach operation. Production during this period totaled approximately 290,000 ounces of gold from the North Peak, West and South pits within the Trenton Canyon property.

●

1980-2012 (Buffalo Valley): Horizon Gold Shares, Inc. (“Horizon Gold”), SFP Gold, Fairmile and Newmont drilled a total of 193,668 meters in 1,643 drillholes. From 1987 to 1990, production totaled approximately 50,000 ounces of gold at the Buffalo Valley property.

The historical Indicated Mineral Resources estimate for Buffalo Valley is 418,000 ounces of gold (20 million tonnes at an average gold grade of 0.65 g/t) as of December 31, 2018, based on a metal price assumption of $1,400 per ounce of gold, as reported by Newmont in its news release dated February 21, 2019. The Indicated Mineral Resources estimate disclosed by Newmont has been grossed up to illustrate 100% ownership of Buffalo Valley and is subject to rounding. Such estimate is based on Newmont data (including collar, survey, lithology and assay data), using ordinary kriging with appropriate estimation parameters in accordance with industry standards. Such estimate needs to be verified by SSR Mining by conducting detailed verification checks, including QA/QC of location, geological, density and assay data. A qualified person for SSR Mining has not done sufficient work to classify the historical estimate at Buffalo Valley as current Mineral Resources and therefore the Company is not treating the historical estimate as current Mineral Resources.

On June 27, 2019, the Company completed the acquisition of the Trenton Canyon and Buffalo Valley properties in Nevada, U.S. from Newmont and Fairmile, net of a 0.5% NSR royalty on the properties. The aggregate purchase price included $22.0 million in cash and the assumption of related long-term environmental and reclamation obligations for the properties.

Geological Setting, Mineralization and Deposit Types

Regional Geology

Marigold is located in north-central Nevada within the Basin and Range physiographic province, bounded by the Sierra Nevada to the west and the Colorado Plateau to the east. The western part of the North American continent has undergone a complex history of extensional and compressional tectonics from the Proterozoic through to the Quaternary. Predominantly Paleozoic rifting and basin subsidence led to the formation of thick (hundreds of meters) passive margin sedimentary sequences, and repeated inter-plate collisions caused accretion of arc related volcanics and ocean floor rocks which were pushed together with the basin sediments to form fold and thrust belts. Later extension related to subduction and back arc basin rifting resulted in the development of basin and range topography. Crustal thinning caused by the extension allowed the rise of magma close to the surface which produced extensive and voluminous magmatism from the mid Eocene to late Miocene. Crustal extension with bi-modal volcanism occurred in the region from the late Miocene to the present day.

Local and Property Geology

Marigold is located in the Battle Mountain mining district on the northern end of the Battle Mountain-Eureka trend, a conspicuous lineament of sedimentary rock-hosted gold deposits. The Battle Mountain district hosts numerous mineral occurrences, including porphyry copper-gold, porphyry copper-molybdenum, skarn, placer gold, distal disseminated silver-gold, and Carlin-type gold systems.

Four packages of Paleozoic sedimentary and metasedimentary rocks are present at Marigold. In ascending tectonostratigraphic order, these include:

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Comus Formation: The Cambro-Ordovician Comus Formation is a parautochthonous package of sedimentary and volcanic rocks, including mudstone, siltstone, limestone, and metabasalt, as well as debris flow and turbidite deposits of various provenance. The Comus Formation is differentiated from the Valmy Formation by recorded deformation history, carbonate and carbon content, rock type, and textural features.

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Valmy Formation: The Ordovician Valmy Formation is an allochthonous stack of tectonically thickened, predominantly siliciclastic sedimentary rocks. The Valmy Formation consists of quartzite, argillite, chert, and lesser metabasalt, all of which are complexly folded and faulted in the

Marigold area. The top of the Valmy Formation is unconformable with overlying rocks. Silurian and Devonian rocks are not present either due to non-deposition or erosion. Unconformably overlying the Valmy Formation is the Pennsylvanian-Permian Antler overlap sequence.

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Antler Sequence: The Antler overlap sequence is composed of Pennsylvanian to Permian-aged rocks assigned to three formations: the basal Battle Formation; the Antler Peak Limestone; and the Edna Mountain Formation. These formations represent a transgressive sequence of shallow marine rocks that include conglomerate, sandstone, limestone and siltstone. There is evidence the Antler sequence was locally deposited into sub-basins developed by normal offset on growth faults of likely early Permian age. Antler sequence rocks are relatively undeformed, except for offset and rotation along Basin and Range normal faults. The Antler sequence is in thrust contact with the overlying and partially contemporaneous Havallah sequence.

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Havallah Sequence: The uppermost package of Paleozoic rocks exposed at Marigold is the Mississippian-Permian Havallah sequence. The Havallah sequence is an assemblage dominated by siltstone, metabasalt, chert, sandstone, conglomerate and carbonate rocks. These deeper water marine sediments were deposited in a fault-bounded deep-water trough and subsequently obducted over the Antler sequence along the Golconda thrust.

A series of late Cretaceous porphyritic quartz monzonite dikes crosscut the Paleozoic rock package at Marigold. The intrusions are typically several meters wide, and several can be traced along strike for tens to hundreds of meters. The dikes strike west-northwest to north and are typically steeply dipping.

There are no Mesozoic sedimentary rocks in the Marigold area; however, approximately two-thirds of Marigold is covered by Tertiary to Quaternary intercalated gravel and volcanic material.

Mineralization

The gold deposits at Marigold cumulatively define a north-trending alignment of gold mineralized rock more than 8 kilometers long. Gold mineralizing fluids were primarily controlled by fault structure and lithology, with tertiary influence by fold geometry. The deposition of gold was restricted to fault zones and quartzite-chert dominant horizons within the Valmy Formation and high permeability units within the Antler sequence. Gold mineralization was also influenced by fold geometry in the Valmy Formation.

In oxidized rocks, gold occurs natively in fractures associated with iron oxide. Rocks within the Marigold area are oxidized to a maximum depth of approximately 450 meters. The redox boundary is not consistent throughout Marigold and is substantially influenced by lithology. Shale, argillite, and siltstone units are frequently unoxidized adjacent to pervasively oxidized quartzite horizons.

The table below provides the key stratigraphic and structural elements controlling the mineralization at each deposit:

Deposit Name	Main Control on Mineralization	Host Rock	Length (m)	Width (m)	Thickness (m)	Preferred Trend in Plan
Antler	Favorable host rock	Antler- quartzite and argillite	722	177	40	NS
Basalt	Favorable host rock	Valmy-quartzite, argillite meta-basalt	1,000	325	25	NS
Target II	Favorable host rocks and structural intersections	Edna Mtn, Antler, Battle conglomerate, Valmy-quartzite	700	100	30	NS
Mackay and Red Dot	Favorable host rocks and steep structures	Valmy-quartzite	3,600	700 – 1,500	Number of zones up to 30	NS

Deposit Name	Main Control on Mineralization	Host Rock	Length (m)	Width (m)	Thickness (m)	Preferred Trend in Plan
8 South (included in Mackay North)	Favorable host rocks and structures	Edna Mtn and Antler Peak Limestone	300	100	Up to 35	NS
5 North Phase 1	Favorable host rocks	Edna Mtn	260	90	10	NS
5 North Phase 2	Steep structure and favorable host rocks	Antler Peak Limestone	250	50	20	NNW
Valmy	Favorable host rocks and structures	Valmy-quartzite	3,600	700 – 900	Up to 60	NS
Buffalo Valley	Favorable host rocks and structures	Altered siliciclastic, limestone of the Havalla sequence and in tertiary intrusive rocks	1,000	500	300	NNW
Trenton Canyon	Favorable host rocks and structures	Edna Mtn, Antler, Battle conglomerate, Valmy-quartzite and the Comus Fm.	5,000	700 – 1,500	Number of zones (exploration is in progress)	NS

Deposit Types

The deposits at Marigold have been described as distal disseminated silver-gold deposits. Such deposits are disseminated equivalents of polymetallic vein deposits, characterized by a geochemical signature that includes silver, gold, lead, manganese, zinc, copper, antimony, arsenic, mercury and tellurium. Typically, they contain substantially more silver relative to gold than other types of disseminated gold deposits and may feature supergene enrichment of silver if significantly oxidized. In Nevada, distal disseminated silver-gold deposits are proximal to Jurassic, Cretaceous, and mid-Tertiary granitoid intrusions. A fundamental requirement of the distal disseminated silver-gold model necessitates a genetic link between silver-gold mineralization and causative intrusions; however, no such relationship has been conclusively demonstrated at Marigold.

A Carlin-type gold deposit is a unique type of disseminated, sedimentary rock-hosted gold deposit. The genesis of Carlin-type gold deposits is currently not well understood. In Nevada, Carlin-type gold deposits occur along several main mineral trends, including the Carlin trend and Battle Mountain-Eureka trend, and are primarily hosted by silty carbonate rocks. Gold occurs in arsenian pyrite rims on pyrite grains and is associated with arsenic, sulphur, antimony, mercury and thallium. Even though the genesis of Carlin-type gold deposits remains enigmatic, there is consensus that all Carlin-type gold deposits in Nevada formed during the Eocene epoch.

Distal disseminated silver-gold deposits may share similarities with Carlin-type gold deposits, including ore body morphology, structural setting and alteration styles, but drastically differ with respect to alteration zonation, geochemical signature, hypogene mineralogy and endowment. Distal disseminated silver-gold deposits show a more definitive magmatic signature than Carlin-type gold deposits that includes zoning of alteration relative to felsic hypabyssal intrusions, base metal enrichment, significantly higher silver-to-gold ratios, and distinctive hypogene ore mineralogy (e.g., base metal sulfides, native gold and silver, electrum, silver sulfides and silver sulfosalts), and are typically much smaller in terms of gold endowment. Recent work suggests that the gold deposits at Marigold are best classified as Carlin-type gold deposits, based on many similarities with the Carlin-type gold deposits model and a lack of evidence for causative hypabyssal intrusions.

Exploration

Subsequent to its acquisition of Marigold in 2014, the Company initiated a review of the exploration activities conducted by previous owners. Based on this review, the Company initiated a gravity survey at a grid spacing of approximately 150 meters by 150 meters in areas not previously covered by a gravity survey. The main objective of this work was to delineate possible fluid conduits or feeder structures for the Marigold mineralization.

The data processing involved removal of spurious anomalies produced by dumps and leach pads. The survey successfully defined and confirmed the north-south structural zone as well as the north-east and north-west structures. Coupled with other historical geophysical programs conducted by previous owners of Marigold, this information has provided a more complete structural understanding of the subsurface geology at the property to aid in the Company’s exploration program.

Exploration activities in 2016 included a pre-faulting reconstruction of the geology over the Company’s entire land package. This work yielded significant interpretative conclusions which identified several near-surface oxide targets. In the third quarter of 2016, the Company expanded its gravity survey coverage to include portions of the Valmy property and Marigold mine, including the additional lands to the east, south and west of the original Marigold mineral claims. This data, together with the Company’s understanding of the sub-surface geology, was used to select drill sites for the Company’s deep sulphide exploration program targeting a high grade style of mineralization.

In 2017, exploration and development activities included structural and compilation work at the North Red Dot target, which was tested and confirmed continuity of mineral controlling fault systems. Initial exploration of the Showdown target area yielded several encouraging intervals of shallow low grade gold mineralization between the East Basalt deposit and the Valmy deposits. The known zone of mineralization has been extended below and east of the current resource pit at East Basalt based on drill results. Positive drilling results were received within the resource portions of the Red Dot deposit, which confirmed the geologic interpretation.

Exploration activities in 2018 focused on the upgrading of Mineral Resources at Red Dot and growth within and along the various phases of the Mackay pit. Drilling also targeted Mineral Resource additions along the North and South Red Dot expansion areas.

In 2019, the Company’s Red Dot exploration program focused on geotechnical drilling and engineering with the goal of declaring additional Mineral Reserves. In the fourth quarter of 2019, the Company completed the second phase of confirmation drilling and, based on the results of its evaluations, the Company converted Mineral Resources to Mineral Reserves at Red Dot. The Company also conducted exploration activities in the Mackay pit, North and South Red Dot, Valmy, East Basalt and the Trenton Canyon areas aimed at extending known gold mineralization and discovery.

For a discussion of the Company’s 2020 exploration program, see “Mineral Properties – Exploration and Development – Marigold Exploration”.

Drilling

Prior to the Company’s acquisition of Marigold, as at December 31, 2013, a total of 6,860 drillholes for approximately 1,357,413 meters of drilling had been completed, as set out in the table below. The first hole was drilled in 1968 and drilling continued sporadically until 1985, when Cordex began systematic exploration of the 8 South area.

Prior to the Company’s acquisition of the Valmy property, Hecla, SFP Gold and Newmont completed a total of 852 drillholes for approximately 109,363 meters of drilling. Historical exploration activities conducted between 1980 and 2012 by SFP Gold and Newmont at Trenton Canyon and Horizon Gold, SFP Gold, Fairmile and Newmont at Buffalo Valley consisted of an aggregate of 2,747 drillholes totaling 341,584 meters of drilling.

Since acquiring Marigold in 2014, the Valmy property in 2015 and the Trenton Canyon and Buffalo Valley properties in 2019, the Company has completed a total of 1,452 drillholes for 437,342 meters of drilling, as set out in the table below.

Drilling Program	Company	No. RC Holes		RC Meters(1)		No. Diamond Holes		Diamond Meters(1)		Total Holes		Total Meters(1)
1968-1985	Various exploration and mining groups	126	(2)	7,037	(2)	—	(2)	—	(2)	126		7,037
1985-1999	Cordex and Rayrock Mines	2,350		333,325		8		2,176		2,358		335,501
1999-2006	Glamis Gold	2,498		484,619		8		2,030		2,506		486,649
1968-2012	Newmont and other mining groups (Valmy property)	852		108,326		15		1,037		867		109,363
1980-2012	Newmont and other mining groups (Trenton Canyon and Buffalo Valley)	—	(6)	—	(6)	—	(6)	—	(6)	2,747		341,584
2006-2013	Goldcorp/Barrick	1,856		520,163		14		8,063		1,870		528,226
2014	SSR Mining	116		21,653		1	(3)	1,235	(3)	117		22,888
2015	SSR Mining	171	(5)	39,070		4		4,270	(4)	175	(5)	43,340	(5)
2016	SSR Mining	231		55,147		1		955		232		56,102
2017	SSR Mining	188		54,814		1		1,128		189		55,942
2018	SSR Mining	259		93,276		—		—		259		93,276
2019	SSR Mining	247		82,741		25		10,265		272		93,006
2020	SSR Mining	201		66,886		7		5,902		208		72,788
Total		9,095		1,867,057		84		37,061		11,926		2,245,702

Notes:

(1)	Drill lengths converted from feet to meters. Figures have rounding applied. Exact totals prior to 2014 in feet can be found in the Marigold Technical Report.
(2)

No documentation of drilling method at Marigold is available for these drillholes. However, before RC drilling became widely adopted in the mid-1980s, conventional single tube drilling was often relied upon as the exploration drilling technique. It is suspected that single tube drilling was used during this time period, with only occasional diamond drillholes utilized. These drillholes are located in areas that have been mined or are outside of the current Mineral Resources area of Marigold.

(3)

Only one DD drillhole was completed at the end of 2014, for a total of 1,235 meters. Two DD drillholes were in progress, and the total DD drilled during 2014, including the completed DD drillhole, was approximately 2,829 meters.

(4)	Four HQ core drillholes, including the two HQ core drillholes in progress at the end of 2014, were completed in 2015, totaling 4,270 meters of HQ core.
(5)	Includes an additional 2,360 meters of drilling in 37 sonic drillholes in mineralized stockpiles.
(6)	RC and core drillholes have not been split as data verification is in progress to identify the RC and core drillholes from this period.

1980 to 2013 Drilling Programs

Drilling at Marigold from 1985 to 1994 mainly targeted the high grade zone (greater than 1.71 grams of gold per tonne) in the 8 South deposit with a focus on gold recoverable in a mill and cyanide gold recovery circuit. In 1994, as these higher grade zones were depleted, the decision was made for the operation to migrate to a ROM heap leach operation. Consequently, the exploration strategy was adjusted to explore for and discover large tonnage ore deposits with average grades equal to or greater than 0.34 grams of gold per tonne.

Drilling activities commenced at the Valmy property in 1980 and were focused on shallow lower grade oxide mineralization amenable to ROM heap leach operations. Hecla and SFP Gold carried out drilling programs between 1980 and 1998, identifying the Valmy deposit. Exploration activities conducted by Newmont from 1998 to 2005 were mainly focused on infill drilling at the Valmy pit and also identified the Mud and NW pit deposits.

Drilling activities at the Trenton Canyon property commenced in 1980 and were focused on shallow oxide mineralization amenable to ROM heap leach operations. SFP Gold and Newmont carried out exploration activities between 1980 and 2012 identifying seven different mineral centers, including the North Peak deposit, South pit, West Pit and the Relay Ridge deposit.

In 1980, Horizon Gold commenced exploration activities at Buffalo Valley and similarly focused on shallow oxide mineralization amenable to ROM heap leap operations. Newmont advanced this project through multiple drill campaigns between 2006 and 2012.

Goldcorp and Barrick supported ongoing near mine exploration work at Marigold between 2006 and 2013. This included development drilling for mineral conversion and exploration drilling to discover additional Mineral Resources. This exploration work led to the discovery of mineralization in the Red Dot area, while the development work grew the Antler and Basalt deposits into one larger open pit with discovery and definition of additional Mineral Resources near and between these two deposits. Subsequent exploration drilling campaigns have expanded on the potential for an area which encompasses the 8 South, 8 North, 8 Deep and the Terry Zone North deposits, all of which comprise the Mackay North exploration area.

2014 to 2020 Drilling Programs

In June 2014, the Company initiated a program of infill and exploratory RC drilling, which targeted the discovery of near-surface gold mineralization proximal to the open pits and the upgrading of Inferred Mineral Resources to Indicated Mineral Resources. From June 2014 to 2017, the Company’s drilling production included: 706 RC drillholes for 170,684 meters; 37 sonic drillholes in rock stockpiles (included in RC totals); and seven HQ DD holes for 7,588 meters. The Company drilled on targets and resource areas, including East Basalt, Battle Cry, Showdown, Valmy SE, Mud & NW, Crossfire, HideOut, 8 South pit extension, Terry Zone North, 8 Deep, 5 North, Red Dot, North Red Dot, Mackay pit extensions and the Mackay Herco Keel structure.

In 2017, exploration activities included structural and compilation work at the North Red Dot target, which was tested and confirmed continuity of mineral controlling fault systems. Initial exploration of the Showdown target area yielded several encouraging intervals of shallow low grade gold mineralization between the East Basalt deposit and the Valmy deposits. Positive drilling results were also received within the resource portions of the Red Dot deposit and in the Mackay pit expansion phases 4 and 5, which encompasses the earlier phase 1 of mining on the Mackay pit. The drilling results confirmed the working geologic understanding of the Mackay and Red Dot deposit interpretation.

The focus of the Company’s 2018 exploration program was to conduct infill drilling to upgrade Mineral Resources at Red Dot and to explore higher grade structural zones within various phases of the Mackay pit, with work also targeting Mineral Resource addition.

The main focus of the Company’s 2019 exploration program was to convert Mineral Resources into Mineral Reserves at Red Dot. The Company also conducted exploration drilling along areas that were north and south of Red Dot, within the Mackay pit, on Valmy target areas such as Crossfire and East Basalt, and at Trenton Canyon.

For a discussion of the Company’s 2020 drilling program, see “Mineral Properties – Exploration and Development – Marigold Exploration”.

Sampling, Analysis and Data Verification

Exploration activities by each of Rayrock Mines, Glamis Gold and Goldcorp have contributed the majority of the assays in the Marigold database spanning the period from 1985 to 2013. Sampling and analytical procedures are known and documented covering this period, and it is assumed that analytical information prior to 1985 has no impact on the current Mineral Resources, as those volumes containing samples collected prior to 1985 have been mined out.

Most of the samples that inform the Marigold database were generated from RC drill cuttings. In general, the practice for the collection of RC samples has changed very little since 1985; however, there have been numerous sequential improvements in sample preparation, security and analysis to date. Marigold has generally followed and continues to follow industry best practices.

There is an extensive sample storage facility at Marigold that preserves the raw sample material which supports the Marigold database. Most of the laboratory pulp reject (since 1987), coarse reject (since 2006) and split diamond drill core are catalogued and securely stored in shipping containers on the property.

Sample Preparation and Analysis

Until the end of 1999, fire assay (“FA”) with a gravimetric finish was the preferred analytical method for gold in samples. Since then, all samples have been subjected to first-pass gold cyanide solution assay, which if results were greater than 0.17 grams of gold per tonne, samples were also subjected to FA determination with gravimetric finish at the onsite Marigold laboratory, or FA with atomic absorption (“AA”) spectroscopy finish and FA with gravimetric finish for over limits, at commercial laboratories.

All Newmont-provided samples that inform the resource database for the Valmy area were assayed at various commercial laboratories. The preferred assay method was FA with AA spectroscopy finish, followed by gold cyanide solution assay on select samples within the mineralized zone.

For the Company’s 2014 to 2020 drilling programs, all exploration samples from Marigold and the Valmy and Trenton Canyon properties were analyzed at American Assay Laboratories (“AAL”), an ISO 17025 certified facility in Sparks, Nevada. AAL is independent from SSR Mining. All samples are subjected to first-pass FA determination with an AA finish and FA with gravimetric finish for over-limits. This is followed by a gold cyanide solution assay with an AA finish on samples that have FA values greater than or equal to 0.03 g/t gold.

In 2019 and 2020, exploration samples from Marigold and the Valmy and Trenton Canyon properties were also analyzed at Paragon Geochemical Laboratories (“Paragon”) in Sparks, Nevada. Paragon is independent from SSR Mining. All such samples were subjected to first-pass FA determination with an AA finish and FA with gravimetric finish for over-limits. This is followed by a gold cyanide solution assay with an AA finish on samples that have FA values greater than or equal to 0.03 g/t gold.

Quality Assurance/Quality Control Procedures

As historical QA/QC procedures at Marigold did not meet current standard best practices, the Company collected a spatially and temporally representative selection from the well-preserved drillhole sample pulps (from the years 1987 to 2013) stored at the property and sent these to AAL for analysis. The aim of this re-assay program was to check the assay quality (i.e., accuracy and precision, from the laboratories that were used during these years). Drillhole sample pulp material was not available for the period 1968 to 1986. The 2014 pulp re-assay program returned values which did not demonstrate any systematic errors in the accuracy or precision of analytical assays from the period between 1987 and 2013. The results from the 2014 pulp re-assay program show the quality of the assay analysis only and give no indication of other potential sampling errors at any stage of the sample collection and preparation stage.

Similar to Marigold, because the historical QA/QC procedures for the Valmy property did not meet current industry standards, after its acquisition of the property, the Company drilled eight drillholes within a resource block of 200 meters by 150 meters. A total of eleven historical drillholes were within the same block. The infill drill comparison indicated that there was no systematic error in the historical sampling and assaying methodology when compared to current practices, and, therefore, the historical data could be used to develop the Mineral Resources for the Valmy property.

The data received from Newmont for the Trenton Canyon and Buffalo Valley properties are currently being reviewed. Appropriate data verification processes will be put in place to validate the historical database so that the historical data can be used to develop the Mineral Resources for the Trenton Canyon and Buffalo Valley properties.

As part of the QA/QC protocol for its 2014 to 2020 drilling programs, the Company inserted CRMs every 20th sample, a blank sample every 50th sample and a field duplicate every 20th sample into the sampling stream. Sample data was monitored on a real-time basis (upon receipt of data from the analytical laboratory) to ensure that sample batches with control sample data were within acceptable limits and those batches outside the limits were re-submitted for analysis in a timely manner. Samples included eleven reference standard samples, unmineralized blank samples and field duplicate samples. The CRM was purchased from Rocklabs Ltd. (“Rocklabs”). Based on the results of the standard control samples, the assay data generated is unbiased and accurate, and suitable for use in the Company’s Mineral Resources estimate. Blank control samples indicated that sample cross-contamination was not an issue during the analytical work. The variability in the field duplicate control sample assays were within acceptable levels of precision.

Data Verification

For data collected after April 2014, the following verification steps were completed:

●	The location of planned drillholes was compared to the location of as-built drillholes in real time. Regular field checks were completed on drill and sampling systems;

●	Downhole survey intervals that encountered major deviations were reviewed and validated;

●	Precision and accuracy of laboratory assay results were verified using a QA/QC program that followed an industry standard protocol using the blind insertion of blanks and certified standards;

●

The elevation of all surveyed drillhole collar co-ordinates was checked against the original/current/depleted topographic surface to identify any variations of more than one meter. No discrepancies were found;

●	Profiles of all mined-out pits, backfilled pits and dumps were cross checked, updated annually, and incorporated into the current topography; and

●

All data, including collars, downhole survey, assays and lithology, were imported directly into the Company’s geological database without any manual input. Data validation was conducted before the records were uploaded to the main database.

Three technical issues were identified in the Marigold Mineral Resources database, each of which has since been resolved:

●	Drillholes were missing downhole surveys;

●	Some samples were only assayed by cyanide soluble analysis and not by FA; and

●	Assay results for a high percentage of lower grade samples were recorded as 0.0 oz/t gold.

There have been changes in the lower detection limit for cyanide soluble gold assays over time as the ROM cut-off grade has been reduced. Prior to 2009, assay values below detection were entered into the database as 0.0 oz/t. This data artefact was under-representing the mineralized volume of the Mineral Resources estimate at the low-grade range of the analytical distribution and contributing to the positive reconciliation experienced at Marigold.

The issue of below-detection-limit analyses in the database was addressed through a systematic assay program implemented in 2015 and 2016 (the “Assay Program”). A total of 153,023 pulp samples from pre-2009 drill holes reporting a 0.0 oz/t gold cyanide soluble result and located within the reserve pits were recovered from storage and analyzed for gold at AAL. Certified standards and blanks were inserted into the pulp sample list at a rate of one standard in 20 samples and one blank in 50 samples. The samples were analyzed using a 30-gram FA with an AA finish, followed by a gold cyanide solution assay with an AA finish for those samples that returned FA results of 0.03 g/t or greater. The Assay Program identified additional mineralized areas, and the incorporation of this lower grade material, that had been previously estimated as 0.0 oz/t or deemed as waste, increased ore tonnage.

Based on the verification steps and adjustments outlined, the exploration data (including collar, survey, lithology and assay data) is suitable for use in the generation of the Company’s Mineral Resources and Mineral Reserves estimates, which can form the basis for mine planning studies.

Sample Security

The bulk of the sample values in the Marigold assay database are for samples analyzed at the secure on-site Marigold mine laboratory. Samples shipped off-site were either delivered to a commercial laboratory by a Marigold mine geologist or technician, or were collected by employees of the Marigold laboratory, and all samples were sent with a manifest listing the number of samples included in the shipment. Exploration personnel are unaware of any instances of tampering with samples either on site or in transit to the laboratory.

During the Company’s 2014 to 2020 drilling programs, all exploration samples were collected from the Marigold site by an employee of AAL or Paragon. All sample dispatches included a manifest listing the sample identifiers and number of samples included in the shipment. AAL and Paragon electronically acknowledged the receipt of the samples within 24 hours after physically reconciling the samples with the manifest. The Company is unaware of any instances of tampering with samples either on site or in transit to a laboratory.

Mining Operations

Marigold uses standard open pit mining methods at a current mining rate of 230,000 tonnes per day. The mine conducts conventional drilling and blasting activities with a free face trim row blast to ensure stable wall rock conditions. Electronic detonators are used to control the timing of the blasthole detonation.

Mining occurs on 50 foot benches. Loading operations are performed using three primary loading shovels. Waste and ore haulage are performed with a fleet of 25 units (300 tonne) primary haulers.

With the low grade nature of the Mineral Reserves and Mineral Resources at Marigold, such large, efficient and cost effective machinery must be utilized for mining. Waste is hauled to storage locations near the mining pits to minimize haulage costs.

Processing, Recovery and Metallurgical Testing

The Marigold processing plant and facilities incorporate standard industry ROM heap leaching, carbon adsorption, carbon desorption and electro-winning circuits to produce a final precious metal (doré) product. All processing of ore, which is oxide in nature, is completed via ROM heap leach pad, and is a cost-effective method to recover the gold produced. ROM ore is delivered to the leach pad by haulage truck and stacked in 20 foot to 40 foot lifts. At any given time, approximately 0.5 million square meters of pad area is being leached.

Barren leach solution (cyanide bearing solution, very low in gold grade) is applied selectively to different areas of the pad. The leach solution is pumped to the leach pad and the pregnant solution (gold bearing) from the leach pad is then collected in a pregnant solution pond before it is pumped to carbon column trains where gold is adsorbed from solution onto activated carbon. Carbon loaded with gold is taken from the carbon columns and transported to the on-site process facility where gold is stripped from the carbon by solution. The precious metal bearing solution is passed through electro-winning cells where metals are plated out of the solution. The plated material is retorted for mercury removal and drying prior to smelting for final precious metal recovery.

Cumulative gold produced from the leach pads is equivalent to 70.3% recovery, whereas total gold recovery including recoverable gold inventory in the leach pads is estimated at 73.6%.

Infrastructure, Permitting and Compliance Activities

Infrastructure

Marigold has infrastructure existing onsite for delivering power and water to the various mine shops, heap leach pads, and process and ancillary facilities. Electrical power is supplied from NV Energy, Inc. via an existing 120 kilovolt (“kV”) transmission line and routed through a 25 kV grid.

Water is supplied from three existing groundwater wells located near the access road to the property. The Company own groundwater rights collectively allowing up to 3.137 million cubic meters of water consumption annually, the majority of which is used as makeup water for process operations. Approximately 5.3 cubic meters per minute of fresh water is required during peak periods in the summer months. The water is primarily consumed by retention in the leach pads, evaporation, processing operations and dust suppression.

The infrastructure facilities at Marigold include ancillary buildings, offices and support buildings, access roads into the plant site, source of electrical power and power distribution, source of fresh water and water distribution, fuel supply, storage and distribution, waste management and communications. The Trenton Canyon property also includes the North Peak heap leach pads and processing facilities. Marigold is located in a favorable area for natural resource development with significant existing resources to support the mining industry.

Environmental, Permitting and Social Responsibility

Given that significant portions of Marigold exist on public lands administered by the BLM, the BLM is the primary permitting agency and the Company’s activities undergo environmental evaluation by the BLM. Past permitting actions were conducted under BLM authority as part of the regulations under the National Environmental Policy Act (“NEPA”), which require various degrees of environmental impact analyses dictated by the scope of the proposed action.

Marigold prepared a proposed amendment to the existing PoO to permit the future mining of all pits to their planned maximum depths as part of the Mackay Optimization Project Environmental Impact Statement (“EIS”). The environmental baseline studies to support the EIS process were initiated in 2013. These baseline studies included, but are not limited to, socioeconomics, air quality impacts, cultural and archaeological resources, groundwater model, pit lake model, screen-level ecological risk assessment, waste rock/material characterization, water characterization, sage grouse habitat evaluation, evaluations for flora and fauna, and feasibility evaluation and pilot testing for rapid infiltration basins. The Company received a minor modification to the PoO for 2019 and approval of the EIS in the fourth quarter of 2019.

Specific federal, state and local (Humboldt County, Nevada) regulatory and permitting requirements apply to Marigold mine activities. The Company currently hold active, valid permits for all current facets of the mining operation. At present, there are no known environmental issues that impact the Company’s ability to extract Mineral Resources at Marigold.

The Company has an extensive monitoring program in place at Marigold for both groundwater quantity and quality, as well as seasonal surface water quantity and quality. Results from this program as well as long-term trend data is reported to both state and federal agencies. Air, geochemical, vegetation, wildlife, and industrial health monitoring are also regularly conducted according to permit requirements. Agency representatives conduct routine compliance inspections on a quarterly basis.

The Company engages in concurrent reclamation practices and are bonded for all permitted features of Marigold, as part of the State of Nevada permitting process. Current bonding requirements are based on the Nevada Standardized Reclamation Cost Estimator and Cost Data File established by the Nevada

Division of Environmental Protection (“NDEP”) to reclaim all permitted features at Marigold. Both the BLM and State of Nevada review and approve the bond estimate, and the BLM holds the financial instruments providing the bond backing.

The State of Nevada requires a tentative closure plan to be filed when a permit application is submitted or modified, and a final closure plan to be filed two years prior to the facility actually commencing closure. Each of a tentative closure plan and reclamation permit for Marigold has been filed and maintained with the NDEP, which, in conjunction with standard reclamation and re-vegetation of all disturbed areas, includes discussions on removal of infrastructure, environmental monitoring, and notably long-term process fluids/heap leach drain down solution management.

There are currently no outstanding negotiations or social requirements regarding operations at Marigold. Community support and engagement is well-established and will continue, with regular updates provided by mine management to local stakeholders and regulators.

Capital and Operating Costs

The capital and operating cost estimates derived for Marigold are based on a combination of the data set forth in the Marigold Technical Report and budgetary estimates, and reflect the Company’s current estimates as of December 31, 2020.

Capital costs are estimated to be $314.1 million for the life of Marigold, which does not include capitalized stripping or capitalized exploration costs. The life of mine capital costs estimate is shown in the table below.

Capital Costs	Total ($ Millions)
Mining Equipment	88.8
Capitalized Equipment Maintenance	156.1
Processing	24.9
G&A/Permitting/Other	44.3
Total Capital Costs	314.1

The breakdown of estimated operating costs for the life of mine, which include deferred stripping, is shown in the table below. Estimated operating costs for mine operations includes both expensed and capitalized mining costs.

Operating Costs	($)
Mine Operations (per tonne mined)	1.60
Processing (per tonne stacked)	1.39
G&A (per tonne stacked)	0.69

Costs in individual years may vary significantly as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates, and changes to the Company’s current mining operations or mine plan.

Exploration, Development and Production

In 2021, Marigold production is expected to be 235,000 to 265,000 ounces of gold at mine site AISC of $1,250 to $1,290 per ounce. Sustaining capital expenditures are planned to total $53 million, which includes scheduled mine fleet replacements, construction of de-watering water wells, construction of a new leach pad cell and equipment purchases. Capitalized stripping is expected to be $47 million for the full year due to stripping of the M4 phase within the Mackay pit. 2021 represents a high-stripping year for Marigold, providing access to future ore sources in 2022 and beyond.

Total exploration expenditures in 2021 are estimated at $18 million, focusing on oxide Mineral Resource additions and conversion at Mackay, Valmy, New Millennium, and Trenton Canyon. Growth exploration expenditures also include studies and test work at Trenton Canyon and Buffalo Valley. See “Mineral Properties – Exploration and Development – Marigold Exploration” for further details.

SEABEE GOLD OPERATION

Seabee is located in the La Ronge Mining District at the north end of Laonil Lake, approximately 125 kilometers northeast of the town of La Ronge, Saskatchewan and about 150 kilometers northwest of Flin Flon, Manitoba. The operation consists of two underground mines, the Seabee mine, which was closed in the second quarter of 2018, and the Santoy Mine Complex, a central milling facility and permanent camp facilities. The Santoy Mine Complex is connected to the milling and camp facilities, as well as the Seabee mine, by an all-weather road. Access to Seabee is by fixed wing aircraft from La Ronge to a 1,275 meter airstrip located on the property. During the winter months, a 60 kilometer winter road is built between the operation and Brabant Lake on Highway 102, approximately 120 kilometers north of La Ronge, Saskatchewan, to transport heavy supplies and equipment by truck.

On May 31, 2016, the Company completed the acquisition of 100% of the issued and outstanding common shares of Claude Resources Inc. (“Claude Resources”), the owner and operator of Seabee, for total consideration of approximately 37.4 million SSR Mining common shares and cash consideration of $0.2 million.

On September 7, 2017, the Company reported the results of a Preliminary Economic Assessment for Seabee (the “Seabee PEA”), which evaluated an expansion scenario to a sustained mining and milling rate of 1,050 tonnes per day for a seven-year period. The Company subsequently filed the technical report entitled “NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada” dated October 20, 2017 with an effective date of December 31, 2016 in support of the PEA, and began to implement the development and expansion scenario contemplated in the Seabee PEA. The Seabee PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In response to the COVID-19 pandemic, Seabee was voluntarily placed into temporary care and maintenance on March 25, 2020 as a precautionary measure to protect the Company’s employees, their families and communities. Through this period, employees maintained the mine in a state of operational readiness.

In June 2020, a phased restart of the operation commenced. The first phase focused on underground ventilation raises and capital development within the mine while COVID-19-related protocols were assessed. Limited ore extraction was initiated at the end of June. In early July, Seabee commenced the second phase, which involved increasing underground development rates and mine production while continuing to monitor COVID-19 related protocols. In August, the third and final phase commenced, which involved a restart of milling operations and ramp-up to full mine production with a complete workforce, while continuing to maintain effective COVID-19-related protocols. The mine has operated at full capacity since completion of the final phase in August.

In 2021, Seabee is expected to produce 95,000 to 105,000 ounces of gold at mine site AISC of $860 to $910 per ounce. Sustaining capital expenditures are planned to total $11 million which includes mining and surface equipment purchases and underground infrastructure. Growth capital expenditures, which are predominantly carried over from 2020 due to COVID-19 related impacts, are planned to total $7 million, and are for phase two of the Triangle Lake tailings management facility expansion project. Capital expenditures are concentrated in the first half of the year during the ice road season. Capitalized development is expected to be $19 million for the full year to support higher mining rates and establish access to deeper portions of Santoy 8A and 9A.

Total exploration expenditures in 2021 are estimated at $8 million with a focus on expansion and definition of the Santoy Gap Hanging Wall (“Gap HW”) and surface drill programs at the Seabee, Fisher and Amisk properties. The Company exercised its option agreement at the Fisher property in January 2021, and now holds an 80% ownership interest and operatorship of the Fisher joint venture. See “Mineral Properties – Exploration and Development – Canada Exploration” for further details.

PUNA OPERATIONS

Puna is comprised of the Pirquitas and Chinchillas properties located in Jujuy, Argentina. The Pirquitas property achieved commercial production in 2009, with mining of the San Miguel open pit ceasing in January 2017. The Chinchillas mine is located approximately 45 kilometers by road from the Pirquitas property.

On September 30, 2015, the Company entered into an agreement with Golden Arrow, pursuant to which Golden Arrow granted an option to form a company jointly owned on a 75%/25% basis by SSR Mining and Golden Arrow, respectively, and operated by SSR Mining, to combine the Chinchillas property and the Pirquitas property. On March 31, 2017, the Company exercised its option and, on May 31, 2017, the Company formed the Puna Operations joint venture with Golden Arrow comprised of the Company’s Pirquitas property and Golden Arrow’s Chinchillas properties and owned on a 75%/25% basis by each company, respectively.

In 2018, activities required to support sustainable ore delivery from the Chinchillas mine to the Pirquitas plant were completed and the Company declared commercial production on December 1, 2018. The Chinchillas construction project was completed in the fourth quarter of 2019 with all project components handed over to operations. The project was completed for an investment of $75 million, approximately $6 million below approved budget. After declaring commercial production at the Chinchillas mine in December 2018, 2019 represented the first full year of Puna Operations milling Chinchillas open pit ore.

On September 18, 2019, the Company acquired the remaining 25% interest of Puna from Golden Arrow for aggregate consideration totaling approximately $32.4 million. Consideration consisted of $2.3 million in cash, $11.4 million for the cancellation of the outstanding principal and accrued interest on the Company’s non-revolving term loan to Golden Arrow, $18.2 million in common shares of SSR Mining, and $0.5 million for the transfer to Golden Arrow of 4,285,714 of its common shares held by the Company.

On March 20, 2020, Puna temporarily suspended operations as a result of government-mandated restrictions due to the COVID-19 pandemic. Subsequently, the Government of Argentina reinstated mining as an essential business activity. During the second quarter of 2020, a phased restart complying with government regulations and guidelines was implemented with the recommencement of mining, hauling and milling operations. During the third quarter of 2020, COVID-19 infection rates in the Province of Jujuy escalated, resulting in further interruptions to operations. In September 2020, operations were suspended in order to manage camp occupancy, conduct testing and reduce the risk of transmission. Due to the significant ore stockpiles at Puna, milling operations were prioritized over mining operations through restarts. For the year ended December 31, 2020, Puna produced 5.6 million ounces of silver, a 27% decrease compared to the year ended December 31, 2019, due to the temporary suspension of operations in response to COVID-19 during the second and third quarters of 2020. Lead and zinc production was similarly affected by the COVID-19 related shutdowns.

In 2021, Puna is expected to produce 6.0 to 7.0 million ounces of silver at mine site AISC of $16.00 to $17.50 per ounce. The operation is expected to transition to the owner-operated ore haulage truck fleet in the first half of the year following COVID-19 related delays in 2020. Sustaining capital expenditures are planned to total $19 million, which includes $8 million carried over from 2020 and is primarily related to maintenance of mining equipment and plant maintenance. Capitalized stripping is expected to be $13 million for the full year.

EXPLORATION AND DEVELOPMENT

The Company holds a portfolio of prospective exploration tenures across Turkey, the USA, Canada, Mexico and Peru both near or adjacent to the existing operations (near-mine) and greenfield standalone prospects. The Company continues exploring both near-mine and greenfield prospects with a focus on the near-mine targets. Near-mine expansion projects can leverage existing mine infrastructure and capability to generate lower cost, faster development opportunities.

Çöpler District Exploration

The Company takes a disciplined approach to exploration at the Çöpler District, optimizing the historical exploration database, remapping and reinterpreting data, and judiciously drill testing new targets.

A primary focus in the Çöpler District is to fast-track exploration of oxide ore to take advantage of spare oxide plant capacity.

The Çöpler Saddle prospect and the Ardich and Çakmaktepe deposits represent the priorities as near-mine development projects with potential to add to the Company’s production profile within the next two to three years.

Çöpler (80% owned by SSR Mining)

The operating mine is the center for district exploration activities, with established infrastructure for treating both oxide and sulfide gold ores.

Commencing in 2017, a Çöpler in-pit exploration program successfully provided additional oxide ore to the processing facilities. The in-pit exploration program is ongoing, targeting both oxide and sulfide ore. Recently, the in-pit exploration program identified the possibility of exploiting copper-gold sulfide mineralization from within and below the Main pit. Designated C2, drill testing of the target commenced at the end of the second quarter of 2020 and continued through the third quarter. Initial drill results are encouraging and are described in detail below.

Ardich Gold Deposit (80% owned by SSR Mining)

The Ardich gold deposit is six kilometers northeast of the Çöpler processing facilities and is accessible by the nearby haul road to Çakmaktepe. The deposit mostly forms a tabular flat-lying gold-rich oxide and sulfide zone at the contact between an overlying assemblage of ultramafic rocks and underlying clastic and limestone rock types. The deposit is predominantly oxide mineralization.

A total of 175 drill holes were included in the maiden Ardich Mineral Resource estimate announced November 22, 2019. Since the cut-off date for the November 2019 Mineral Resource, data has been obtained for an additional 129 drill holes for a total of 304 drill holes. Based on the additional drill data, the Company provided an updated Ardich Mineral Resource estimate on November 30, 2020 within the CDMP 2020, a summary of which is provided in the table below.

The CDMP 2020 includes an alternative PEA case including the development of Ardich. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Drilling continues at Ardich as the Mineral Resource remains open for expansion. Subsequent to the November 2020 Mineral Resource estimate published in the CDMP 2020, which included drilling data up to February 2020, a total of 147 additional diamond drill holes totaling 35,147 meters have been drilled in the Ardich project. Development work including additional technical studies and permitting also continues.

C2 Porphyry Copper-Gold (80% owned by SSR Mining)

The C2 copper-gold sulfide mineralization target lies within and directly below the Main pit of the Çöpler mine. In 2020, four diamond drill holes were completed along a line of approximately 730 meters, with all holes intersecting gold-rich copper porphyry mineralization. Chalcopyrite is visible in the drill core with mineralization starting at or close to the bottom of the currently defined Çöpler Main pit.

Some of the newly discovered porphyry intrusive has been exposed in parts of the lower benches. The porphyry has well-developed stockwork and sheeted sulfide-quartz veins. Where exposed in the pit benches, these veins are locally overprinted by thicker quartz-sericite-sulfide veins. The copper mineralization is predominantly chalcopyrite formed as disseminations in the matrix and as thin veins associated with quartz accompanied with rare molybdenite mineralization. There is elevated arsenic in some zones, but this does not seem to be directly correlated to the copper mineralization. The gold mineralization is not visible.

In 2020, the Company drilled eleven additional DD holes totaling 5,379 meters, with results of the first four holes announced in a news release dated November 25, 2020.

Significant results were returned from the initial four holes:

●	CDD955 returned 0.74% copper equivalent (“CuEq”) over 241.5 meters from 37 meters, and 0.42% CuEq over 166.2 meters from 287.5 meters;

●	CDD935 returned 0.86% CuEq over 108.6 meters from 103.1 meters.

●	CDD940 returned 0.71% CuEq over 81.5 meters from 271.2 meters.

●	CDD947 returned 1.14% CuEq over 49.6 meters from 156.9 meters,1.20% CuEq over 18.4 meters from 237.8 meters, and 0.30% CuEq over 127.7 meters from 303.3 meters.

With respect to the above, CuEq is calculated as follows: CuEq = [Cu ppm + ((Au ppm*Au price(g) / Cu price(g)) /10,000)]. Based upon metal prices of $1,750/oz gold and $3.00/pound copper with recovery assumed to be 100% as no metallurgical test work has been completed. CuEq will change proportionally to the metal’s relative recoveries once metallurgical test work is complete. Intervals reported are sections with more than 0.2%CuEq (and a minimum 0.1%Cu) and less than 5 meters contiguous dilution.

Metallurgical test work commenced at a contract laboratory in Canada on C2 diamond drill core samples. Preliminary indications from the metallurgical flotation test work is encouraging. The Company is currently drilling with three diamond drill rigs and plans to increase the number of rigs to nine in the first quarter of 2021.

Çöpler Saddle (80% owned by SSR Mining)

The Saddle prospect borders the western flank of Çöpler as a two kilometer long north-south shear zone passing through West pit.

Çakmaktepe Mine (50% owned by SSR Mining)

Çakmaktepe lies five kilometers east of the Çöpler processing infrastructure. In 2019, Phase 1 was mined. Exploration is investigating continuity to Ardich, which is immediately adjacent to the northeast of Çakmaktepe.

The Mavialtin Porphyry Belt (50% owned by SSR Mining)

The Mavialtin Porphyry Belt contains at least four gold-copper porphyry type exploration targets over a seven by 20 kilometer area from Çakmaktepe in the north to the deposit at Mavidere in the south. In February 2020, positive drill results were announced for Mavidere, Findiklidere, and Aslantepe. The mineralization is close to surface and appears to be low in deleterious elements.

The exploration strategy for Mavialtin is two-fold:

●	Expand the known areas of mineralization, while concurrently making new discoveries, to economically justify a stand-alone mine; and/or

●	Define a Mavialtin Complex where various smaller deposits could be processed through a central facility.

Mavialtin’s developmental potential and optionality are supported by:

●	Proximity to existing Çöpler operations/infrastructure;

●	Near-surface nature of the mineralization;

●	Length of the mineralized intercepts which indicate the potential for volume; and

●	Some high-grade intercepts.

Based on the results announced by Alacer in February 2020, additional mapping and geochemistry, the Company drilled five DD holes totaling 2,122 meters in Findiklidere and drilled three DD holes totaling 1,384 meters in Saridere Prospects between July 2020 and October 2020.

Copper Hill Copper Exploration Prospect (50% owned by SSR Mining)

In April 2020, the Company announced encouraging drill results from the Copper Hill exploration prospect in the Black Sea region (northeast Turkey). The intercepts were high grade, close to surface and appear to be very low in contaminates. The drilling pattern was constrained to areas previously permitted for drilling. Additional diamond drilling planned in 2020, to test the extension of the mineralization, was deferred due to COVID-19 related issues and is now planned for the 2021 summer drill season.

Marigold Exploration

An important focus of the 2020 exploration program was to identify new Mineral Resources on 11,740 hectares of adjoining mineral tenures that were acquired between 2015 and 2019. At Valmy, the Company has been expanding Mineral Resources around these pits since acquisition in 2015. Since acquisition of Trenton Canyon in 2019, the Company has been conducting exploration to confirm the historic drill database validity and expand known mineralization areas. Following acquisition of Buffalo Valley in 2019, the Company has focused on verifying historical information and assessing the potential for oxide gold Mineral Resources.

A focus for the Company is to increase gold production at Marigold by defining Mineral Resources to support additional stand-alone heap leach facilities in the North Peak area. In 2020, Marigold tested areas south of the currently producing Mackay Pit including Valmy, Crossfire, East Basalt, Section 6 and Trenton Canyon. As a result of land acquisitions, the Company is exploring the opportunity for a larger pit concept, encompassing East Basalt, Antler, Battle Cry and Section 6, which the Company refers to as New Millennium.

In 2020, the Company completed 17.6 kilometers of seismic geophysical survey in two lines; one east-west transect, crossing just south of the Basalt and Antler open pits, and a north-south line the length of the Marigold deposits and onto the Trenton Canyon ground. Once compiled, the Company expects to validate the interpretation with the current core drilling results that have identified the favorable Comus Formation.

This work aims to establish a method of mapping the 3D structure of the main rock assemblages beneath the entire property to identify targets with potential for higher-grade sulfide mineralization.

In the fourth quarter of 2020, a soil sampling program was initiated at the Trenton Canyon property. A total of 14.5 square kilometers of coverage is planned, with samples collected in a 61 meter staggered grid pattern for 3,854 total samples. In the fourth quarter of 2020, the Company completed approximately 1.5 square kilometers, collecting 395 samples. This program is expected to be completed in the first quarter of 2021, weather permitting. The soil survey covers an area of ground east of the Trenton Canyon mine extending to the tenement boundary where there is no historic surface geochemical coverage. Anomalous gold and pathfinder concentrations in soil strongly correlate to known mineral centers at Trenton Canyon, and anomalies identified by the new survey will be evaluated for future exploration campaigns.

For 2021, the Company is planning 71,450 meters of RC and core drilling for Mineral Resource and Mineral Reserve conversion and additions at Mackay, Valmy, New Millennium, Trenton Canyon, and Buffalo Valley.

Canada Exploration

The Company controls two separate claim groupings in Saskatchewan, Canada: Seabee and the Amisk project, which is 140 kilometers southeast of Seabee.

Seabee

The Seabee mineral interests comprise 100% owned mineral tenures that are referred to as Seabee claims and an 80% owned joint venture interest on the contiguous Fisher property. Through late 2020 and early 2021, Seabee exercised its option to acquire 80% of the Fisher property and establish a joint venture, with Seabee being the operator, to advance exploration and development. Exploration activities in 2020, particularly at the Fisher property and other Seabee brownfield targets, were impacted as the mine shut down and then reduced ancillary activities due to COVID-19.

At Santoy, recent exploration success on Gap HW encouraged the Company to establish underground access to the zone on the 46 level, which is 450 meters below surface. Gap HW has excellent potential to provide additional ore feed and is approximately 220 meters in the 8A mining area’s hanging wall. Sheeted quartz veins in siliceous intrusive rock host gold mineralization at Gap HW, and the metallurgy is similar to other ores from Santoy.

The first excavation in the Gap HW was completed in the fourth quarter of 2020. A total of 12,470 tonnes of mineralized material was removed, with results reconciling closely to the Company’s block model estimates in this part of the orebody. In addition, the excavation provided the Company with geotechnical, structural and grade continuity determinations critical for mine design. A mobile drill rig is currently drilling tightly spaced holes into the foot wall and hanging wall of the current excavation to further determine grade continuity across the entire width of the zone and enhance future block model estimates, development drives and stope design initiatives. This program is intended to confirm structural interpretation, continuity and grades as part of the technical work to convert Mineral Resources to Mineral Reserves.

The focus of drilling efforts for the fourth quarter of 2020 remained on infill and extension drilling of the Gap HW, as well as exploring the prospective Santoy Hanging Wall (Santoy HW) target. During the fourth quarter of 2020, the Company drilled 9,606 meters underground and an additional 3,887 meters from surface for a combined total of 13,493 meters. During 2020, the Company completed 30,040 meters of drilling underground and 9,638 meters from surface for a total of 39,678 meters.

In the first quarter of 2020, brownfield exploration drilling approximately one kilometer south of the Santoy Mine Complex encountered high-grade gold mineralization at the Joker target. The sheeted quartz veins are hosted in the same siliceous intrusive rocks as the Gap HW deposit and represent an encouraging new target to be followed up in 2021.

The Fisher property is contiguous to the Seabee claims and consists of approximately 34,175 hectares. The all-weather road connecting the Santoy mine to the Seabee mill and processing facility ends one kilometer from the Fisher property boundary, making for ease of access to the area. In May 2020, the Company reported encouraging drill results from gold prospects at Mac North, Yin and Abel Lake. In the fourth quarter of 2020, the Company completed a 3,500 meter drill program at the Mac North target and was successful in expanding the zone down-plunge and along strike, encountering wider visible gold-bearing zones than previous drilling. In total, the Company drilled 37 holes for 12,976 meters at Fisher in 2020. These targets will be further explored in 2021.

Amisk

The Amisk property is 39,882 hectares and hosts an Indicated and Inferred Mineral Resource estimate. Proterozoic volcano-sedimentary rock assemblages, prospective for gold-silver epithermal, gold-rich volcanogenic massive sulfide and orogenic gold deposits, underlie the area. The Company’s plan for this property is to investigate its potential for lode gold mineralization on the claim’s western portion. The summer field program comprised detailed mapping and prospecting of the numerous gold showings on the property.

Pitarrilla, Mexico Exploration

The Pitarrilla project is a wholly-owned silver project located within the Municipality of Santa María del Oro and Indé, on the eastern flank of the Sierra Madre Occidental mountain range in the central part of Durango State, Mexico. The project is held by the Company’s wholly-owned subsidiary, SSR Durango, S.A. de C.V.

In October 2013, the Mexican government approved certain amendments to Mexico’s mining taxation system to impose new taxes and royalties on mining activities. Given the significance of these changes, the Company deferred the open pit construction decision, placed project activities on hold and initiated a thorough review of the mine and plant options at the Pitarrilla project in the fourth quarter of 2013.

In June 2017, the Company obtained from the Comisión Nacional del Agua (CONAGUA) the water permits required for mining operations to enable the use of up to a total of 2.5 million cubic meters of water per year.

The Company continues to keep the Pitarrilla project in good standing and fulfill its community and other project-related commitments.

San Luis, Peru Exploration

The San Luis project is a wholly-owned high-grade gold-silver project located in the Ancash Department of central Peru. The project is held by the Company’s wholly-owned subsidiary, Reliant Ventures S.A.C.

In September 2012, Peru’s Ministry of Mines and Energy approved the EIA for the mining operation of the Ayelén deposit, completing a significant milestone for the San Luis project. Based on the preliminary and early works the Company conducted in respect of the project in 2017, the EIA now has no expiry date.

The San Luis project includes several vein systems across an area of land whose surface rights are held by two local communities: Ecash; and Cochabamba. The execution of the San Luis project requires land access and use negotiations to be completed with both of these communities.

RISK FACTORS

An investment in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of operation, exploration and development of the Company’s mineral properties. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause you to lose part or all of your investment in the Company’s securities. You should carefully consider the following risk factors along with the other matters set out in this Annual Information Form.

The Company’s production, development plans and cost estimates may vary and/or not be achieved.

The Company has prepared estimates of future production, operating costs and capital costs for Çöpler, Marigold, Seabee and Puna, and the Company’s technical studies and reports for the Company’s projects, including the Çöpler District Master Plan 2020, the Marigold Technical Report, the Seabee Technical Report and the Chinchillas technical report, contain estimates of future production, development plans, operating and capital costs and other economic and technical estimates relating to these projects. These estimates are based on a variety of factors and assumptions and there is no assurance that such production, plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors many of which are not within the Company’s control. These factors include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, inadequate ice thickness for an ice road at Seabee, floods, droughts, wildfires, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; epidemics, pandemics and public health emergencies, including those related to the recent outbreak of COVID-19; high rates of inflation; civil disobedience and protests; and restrictions (including changes to the taxation regime) or regulations imposed by governmental or regulatory authorities, including permitting and environmental regulations, or other changes in the regulatory environments. Failure to achieve estimates or material increases in costs could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Changes in the market prices of gold, silver and other metals, which in the past have fluctuated widely, will affect the Company’s operations.

The Company’s profitability and long-term viability and the economic feasibility of its mineral properties depend, in large part, on the market price of gold, silver, lead and zinc. The market prices for these metals are volatile and are affected by numerous factors beyond the Company’s control, including:

●	global or regional consumption patterns;

●	the supply of, and demand for, these metals;

●	speculative activities;

●	the availability and costs of metal substitutes;

●	expectations for inflation; and

●	political and economic conditions, including interest rates and currency values.

The Company cannot predict the effect of these factors on metal prices. A decrease in the market price of gold, silver and other metals would affect the profitability of Çöpler, Marigold, Seabee and Puna Operations and could affect the Company’s ability to finance the exploration and development of any of the Company’s other mineral properties. The market price of gold, silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased gold or silver production from mines developed or expanded as a result of current metal price levels.

The Company is subject to risks associated with its financial instruments.

The Company maintains financial instruments consisting of cash and cash equivalents, receivables, short-term investments, investments in publicly-traded securities, trade and other payables and borrowings. The Company’s financial instruments are denominated in various foreign currency denominations and are held in various financial institutions. These financial instruments and others which the Company may acquire involve substantial risks, including but not limited to credit risk, liquidity risk, interest rate risk and foreign currency risk. Volatility of external factors beyond the Company’s control may result in substantial and permanent losses. Furthermore, to adequately reduce these risks to acceptable levels, available investment alternatives may result in limited or no return on these assets and any derivative which may be acquired in attempt to mitigate these risks may be ineffective.

Political or economic instability or unexpected regulatory change in the countries where the Company’s mineral properties are located could adversely affect its business.

The Company currently conducts operations in the USA, Turkey, Canada and Argentina, and has development and exploration assets in the USA, Turkey, Canada, Mexico and Peru, and as such the Company is exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: royalties and tax increases or claims by governmental bodies; expropriation or nationalization; employee profit-sharing requirements; foreign exchange controls; restrictions on repatriation of profits; import and export regulations; cancellation or renegotiation of contracts; changing fiscal regimes and uncertain regulatory environments; fluctuations in currency exchange rates; high rates of inflation; changes in royalty and tax regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights and judgments; loss of social license to operate resulting from a decline in societal support for the industry; loss of critical services such as power and water; and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could adversely affect the Company’s business.

Furthermore, the introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company’s operations or business is located, could result in an increase in its taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted or applied in a manner that could result in the Company’s profits being subject to additional taxation or that could otherwise have a material adverse effect on the Company.

Additionally, the taking of property by nationalization or expropriation without adequate compensation is a risk in certain jurisdictions in which the Company has operations. Expropriation, or the threat of expropriation, is often the result of poor economic conditions within a country or has underlying political rationales. Although the Company does not presently anticipate that any of its properties will be the subject of expropriation, there can be no assurance that this will not occur. Such governmental actions may have an adverse impact on the Company’s operations and profitability.

The Company may be adversely affected by future fluctuations in foreign exchange rates.

The Company maintains its cash and cash equivalents primarily in U.S. dollars. The Company’s revenues are in U.S. dollars, while certain of the Company’s costs will be incurred in other currencies. In particular, any appreciation in the currencies of Turkey, Canada and Argentina where the Company carries out exploration or development activities against the U.S. dollar will increase the Company’s costs of carrying on operations in such countries. In addition, any decrease in the Turkish lira, Canadian dollar or Argentine peso against the U.S. dollar will result in a loss on the Company’s books to the extent the Company holds funds or net monetary assets denominated in those currencies. As a result, the Company’s financial performance and forecasts may be significantly impacted by changes in foreign exchange rates.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, ice roads, bridges, port and/or rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or exploitation of the Company’s projects. If adequate infrastructure is not available in a timely manner, the Company cannot assure you that the exploitation or development of its projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of the Company’s projects will not be higher than anticipated. In addition, extreme weather phenomena, sabotage, vandalism, government, non-governmental organization and community or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

The Company may be exposed to future development risks.

Any adverse condition affecting mining or processing conditions at Çöpler, Marigold, Seabee or Puna Operations could have a material adverse effect on the Company’s financial performance and results of operations.

The future development of any other properties found to be economically feasible and approved by the Company’s Board of Directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, the Company is and will continue to be subject to all of the risks associated with establishing new mining operations, including:

●	the availability and cost of skilled labour, and mining and processing equipment;

●	the availability and cost of appropriate smelting and refining arrangements;

●	securing long-term access agreements required to develop and operate a mine;

●	the need to obtain and retain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

●	potential opposition from non-governmental organizations, environmental groups or local community groups which may delay or prevent development activities;

●	potential for labour unrest or other labour disturbances;

●	potential increases in cost structures due to changes in the cost of fuel, power, materials and supplies and fluctuations in currency exchange rates; and

●	the timing and cost, which can be considerable, of the construction and expansion of mining, processing and tailings management facilities.

The costs, timing and complexities of operating Çöpler, Marigold, Seabee and Puna Operations and constructing and developing the Company’s other projects may be greater than the Company anticipates because the majority of its property interests are not located in developed areas and, as a result, the Company’s property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project.

Properties not yet in production or slated for expansion are subject to higher risks, as new mining operations often experience unexpected problems during the construction and start-up phase, and production delays and cost adjustments can often occur. Further, feasibility studies, pre-feasibility studies and preliminary economic assessments contain project-specific estimates of future production, which are based on a variety of factors and assumptions. There is no assurance that such estimates will be achieved and the failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on the Company’s future cash flows, profitability, results of operations and financial condition and the Company’s share price.

In addition, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines, including building mining and processing facilities for new properties, are considerable, and changes in cost or construction schedules can significantly increase both the time and capital required to build the mine. The project development schedules are also dependent on obtaining the governmental approvals and permits necessary for the operation of a mine, which is often beyond the Company’s control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. There is no assurance that there will be sufficient availability of funds to finance construction and development activities, particularly if unexpected problems arise.

The Company’s production forecasts are based on full production being achieved at all of the Company’s mines and the Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. Future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new projects may be less profitable than currently anticipated or may not be profitable at all, any of which could have a material adverse effect on the Company’s results of operations and financial position.

The Company may not have sufficient funds to fully develop its mineral properties or to complete further exploration and development programs.

The Company’s ability to continue its production, development and exploration activities, if any, will depend on the Company’s ability to generate sufficient operating cash flows from Çöpler, Marigold, Seabee and Puna, and to obtain additional external financing where necessary. Any unexpected costs, problems or delays at Çöpler, Marigold, Seabee or Puna could severely impact the Company’s ability to generate sufficient cash flows and require greater reliance on alternative sources of financing.

Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of its projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable.

The Company cannot assure you that it will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits, and the Company cannot assure you that any anticipated level of recovery of Mineral Reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) orebody that can be legally and economically exploited. Estimates of Mineral Reserves, Mineral Resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in Mineral Reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish Mineral

Reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers mineralization or ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, the Company cannot assure you that it will successfully acquire additional commercially mineable (or viable) mineral rights.

The Company’s estimates of Mineral Reserves and Mineral Resources are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

There are numerous uncertainties inherent in estimating quantities of Mineral Reserves and grades of mineralization, including many factors beyond the Company’s control. In making determinations about whether to advance any of the Company’s projects to development or to mine existing Mineral Reserves, the Company must rely upon estimated calculations as to the Mineral Reserves and grades of mineralization on its properties. Until ore is actually mined and processed, Mineral Reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Company cannot assure you that Mineral Reserves, Mineral Resources or other mineralization estimates will be accurate, or mineralization can be mined or processed profitably.

Any material changes in Mineral Reserves estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Company’s estimates of Mineral Reserves and Mineral Resources have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and other precious metals may render portions of the Company’s mineralization uneconomic and result in reduced reported Mineral Reserves or Mineral Resources.

Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, including estimates made in the Çöpler District Master Plan 2020, Marigold Technical Report, the Seabee Technical Report, the Chinchillas technical report and the technical reports for the Company’s projects, could have a material adverse effect on the Company’s results of operations or financial condition. The Company cannot assure you that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The Company may be unable to replace its Mineral Reserves.

The Company must continually replace its Mineral Reserves depleted by production to maintain production levels over the long term. Mineral Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. The Company’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish Proven and Probable Mineral Reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of the Company’s Mineral Reserves will not be offset by discoveries or acquisitions. The Company’s mineral base may decline if Mineral Reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates. If the Company’s Mineral Reserves are not replaced either by the development of additional Mineral Reserves and/or additions to Mineral Reserves, there may be an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.

The Company requires permits to conduct its operations, and delays in obtaining or failing to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, would adversely affect the Company’s business.

The Company’s operations, including continued production at Çöpler, Marigold, Seabee and Puna, and further exploration, development and commencement of production on the Company’s other mineral properties, require permits and other approvals from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control.

The Company cannot assure you that all permits and licenses that it requires for its operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by the Company to comply with the terms of any such permits that it has obtained, would adversely affect the Company’s business.

Land reclamation and mine closure requirements for the Company’s mineral properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation and mine closure requirements are generally imposed on mining companies in order to minimize long-term effects of land disturbance. Such requirements may include requirements to control dispersion of potentially deleterious effluents, and reasonably re-establish pre-disturbance landforms and vegetation. Over the last several years, such requirements have been changing, with increasing obligations imposed in many jurisdictions.

In order to carry out reclamation and mine closure obligations imposed on the Company in connection with its exploration, potential development and production activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs, including providing the appropriate regulatory authorities with reclamation financial assurance. The amount and nature of the financial assurance are dependent upon a number of factors, including the Company’s financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase the Company’s costs, making the maintenance and development of existing and new mines less economically feasible. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance the Company is required to post, the Company would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce the Company’s cash available for operations and financing activities. There can be no guarantee that the Company will be able to maintain or add to the Company’s current level of financial assurance. The Company may not have sufficient capital resources to further supplement the Company’s existing security.

Certain of the Company’s mineral properties have been subject to historic mining operations and certain of the mineral properties that were historically mined by the Company are subject to remediation obligations. In addition, the actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that the Company is required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have an adverse effect on the Company’s financial position and results of operations and may cause the Company to alter the Company’s operations.

The Company is subject to significant governmental regulations.

The operation of Çöpler, Marigold, Seabee and Puna, as well as the Company’s exploration and development activities, are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, which may include:

●	environmental protection;

●	the management and use of toxic substances and explosives;

●	the management of natural resources;

●	the exploration of mineral properties;

●	exports;

●	insurance restrictions;

●	import restrictions;

●	exchange controls;

●	capital controls;

●	price controls;

●	taxation and mining royalties;

●	labour standards and occupational health and safety, including mine safety;

●	employee profit-sharing arrangements;

●	anti-corruption and anti-bribery statutes; and

●	historical, archaeological and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. Future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, cannot be accurately predicted and it is possible that these could cause the Company to incur additional expense, divert management time and attention from revenue generating activities or restrict or delay the exploration and development of the Company’s properties.

The Company’s activities are subject to health, safety and environmental laws and regulations that may increase the Company’s costs and restrict its operations.

The Company’s activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations, and employee safety and health. The Company is required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state or provincial air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge the Company’s future obligations for these costs. Violations of environmental, health and safety laws may be subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. While responsible environmental, health and safety stewardship is one of the Company’s core values, the Company cannot assure you that it has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Under certain environmental laws, the Company could be held jointly and severally liable for removal or remediation of any hazardous substance contamination at its current, former and future properties, at nearby properties, or at other third-party sites where the Company’s wastes may have migrated or been disposed. The Company could also be held liable for damages to natural resources resulting from hazardous substance contamination. Additionally, environmental laws in some of the countries in which the Company operates require that the Company periodically perform environmental impact studies at the Company’s mines. The Company cannot guarantee that these studies will not reveal environmental impacts that would require the Company to make significant capital outlays or cause material changes or delays in its intended activities, any of which could adversely affect the Company’s business.

The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to the Company’s projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and increasing responsibility for companies and their officers, directors and employees. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

Mining is inherently risky and subject to conditions and events beyond the Company’s control.

The development and operation of a mine or mine property is inherently risky and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

●	unusual or unexpected geological formations;

●	metallurgical and other processing problems;

●	failure of engineered structures;

●	inaccurate mineral modeling;

●	metal losses;

●	environmental hazards;

●	power outages;

●	remote locations and inadequate infrastructure;

●	community relations problems;

●	civil unrest;

●	labour disruptions;

●	the availability and retention of skilled personnel;

●	non-governmental organization or community activities;

●	industrial accidents;

●	transportation incidents;

●	periodic interruptions due to inclement or hazardous weather conditions;

●	flooding, explosions, fire, rockbursts, cave-ins and landslides;

●	mechanical equipment and facility performance problems; and

●	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability or penalties, occupational illness or health issues, personal injury, and loss of life, and/or facility and workforce evacuation. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by the Company’s insurance policies.

Epidemics, pandemics or other public health crises, including COVID-19, could adversely affect the Company’s business.

The COVID-19 pandemic adversely impacted the Company’s operations in 2020, including production and operating income in the first half of 2020, as well as temporary suspension of operations at Seabee and Puna. While all the Company’s mines are currently operating at expected levels, there is no guarantee that its operations will not be the subject of new or additional suspensions or closures, in whole or in part, in the future.

The global responses to the COVID-19 pandemic have led to significant restrictions on travel, temporary business closures, quarantines, stock market volatility, supplier and vendor uncertainty and a general reduction in global consumer activity. The effects of the COVID-19 pandemic continue to evolve, and governments may introduce new, or modify existing, laws, regulations, decrees or other orders that could impact the Company’s operations or affect its employees, suppliers, local communities, customers, and other stakeholders. In addition, there is the risk that the responses of the relevant governments may be insufficient to contain the impact of the COVID-19 pandemic, which could further impact the Company’s ability to operate. Further, there is the risk that one or more of the Company’s employees, contractors or community members could contract COVID-19 or be directly affected by someone who contracts COVID-19 and is required to self-isolate. This could impact the Company’s workforce, its ability to operate at that location and the health of the surrounding community. The Company has implemented what it believes to be the necessary protocols in each of its jurisdictions in which it operates in order to adequately respond to developments relating to the COVID-19 pandemic, including to further protect the health and safety of its workforce, their families and neighboring communities. However, with the uncertainties surrounding the continued development of the COVID-19 pandemic and the resulting implications globally, there is no assurance that any protocols that have been or that may be put in place will mitigate the risks or that they will not cause the Company to experience less favorable economic and/or health and safety outcomes.

Finally, while the COVID-19 pandemic has adversely impacted the Company’s operations in the short term, it is difficult to predict the long term impact on the global economy, which could in turn materially adversely affect its operations, financial results and/or liquidity position. These risks include, but are not limited to, operational and supply chain delays and disruptions, labour shortages, social unrest, breach of material contracts and customer agreements, increased insurance premiums and/or taxes, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, international economic and political conditions, international or regional consumptive patterns, expectations on inflation or deflation, interest rates, capital markets volatility, or other unknown but potentially significant impacts, including the possibility of a significant protracted economic downturn, including a global recession. These factors may impact, among other things, the Company’s operating plans, production, liquidity and cash flows, valuation of its long-lived assets, the broader market and the trading price of SSR Mining’s common shares.

Given the uncertainty of the duration and magnitude of the impact of the COVID-19 pandemic, the Company’s future operations, including production and cash cost estimates, are subject to a higher than normal degree of risk and uncertainty. It is unknown whether and how the Company’s operations may be affected if the COVID-19 pandemic persists for an extended period of time. Should the duration, spread or intensity of the COVID-19 pandemic further develop in 2021, SSR Mining’s business, financial condition and results of operations could be more significantly impacted.

The Company could be subject to potential labour unrest or other labour disturbances.

Production at Çöpler, Marigold, Seabee and Puna is dependent upon the efforts of the Company’s employees and the Company’s relations with them. In addition, relations with the Company’s employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which the Company carry on business. Changes in such legislation or in the relationship with the Company’s employees may have a material adverse effect on the Company’s business, financial condition and results of operations. The Company could be subject to labour unrest or other labour disturbances, which could, while ongoing, have a material adverse effect on the Company’s business.

The Company is dependent on its ability to recruit and retain qualified personnel.

The Company competes with other mining companies to attract and retain key executives and skilled and experienced employees. The Company is dependent on the services of its key executives and other skilled and experienced personnel to focus on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. Due to the size of the Company’s organization, the loss of any of these persons or the Company’s inability to attract and retain suitable replacements for them or additional highly skilled employees and contractors required for the operation of the Company’s corporate offices, Çöpler, Marigold, Seabee and Puna and the Company’s other activities may have a material adverse effect on its business and financial condition.

Indigenous peoples’ title claims and rights to consultation and accommodation may affect the Company’s existing operations as well as development projects and future acquisitions.

Some of the Company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development, or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations and permits, pursuant to various international and national laws, codes, resolutions, conventions and guidelines. Applicable conventions such as the International Labour Organization Convention 169 is an example of such an international convention. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Turkey, Canada, the United States, Argentina, Mexico and Peru in which title or other rights are claimed by indigenous peoples, and may affect the timetable and costs of development and operation of the Company’s mineral properties in these jurisdictions. In addition, the risk of unforeseen title claims by indigenous peoples could affect existing operations and development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

The Company is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could have an adverse effect on the Company’s stock price and its reputation.

The Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the CSA, Nasdaq, TSX, ASX and the IASB. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws that have been enacted, making compliance more difficult and uncertain. In addition, the Company’s efforts to comply with new regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

For example, the Canadian ESTMA, which became effective June 1, 2015, imposes significant annual reporting obligations regarding certain categories of payments made by Canadian resource extraction issuers to domestic and foreign governments at all levels. Failure to report or false reporting may result in fines of up to C$0.25 million (which may be concurrent). If the Company finds itself subject to an enforcement action or in violation of this legislation, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on its reputation.

Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.

Greenhouse gases (“GHGs”) are emitted directly by the Company’s operations, as well as by external utilities from which it purchases power. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol, the Copenhagen Accord, Durban Platform and the Paris Agreement, are in various phases of discussion or implementation in the countries in which the Company operates. These, or future, measures could require the Company to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the Company’s operations. The Company could also incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements.

As discussed in the Sustainability Report, the Company’s operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures, increased snowpack and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, could create resource shortages and could damage the Company’s property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the Company’s workforce and on the communities around the Company’s mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease.

In addition, if the effects of extreme weather events cause prolonged disruption to the delivery of essential commodities or capital items over the seasonal ice road at Seabee or affect the prices of these commodities or capital items, the Company’s production efficiency may be reduced. Although the Company makes efforts to mitigate these risks by ensuring that extreme weather conditions are included in emergency response plans at Seabee as required, there can be no assurance that these efforts will be effective and that these risks will not have an adverse effect on the Company’s operations.

Civil disobedience in certain of the countries where the Company’s mineral properties are located could adversely affect its business.

Acts of civil disobedience are common in certain of the countries where the Company’s properties are located. In recent years, many mining companies have been the targets of actions to restrict their legally-entitled access to mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. The Company cannot assure you that there will be no disruptions to site access in the future, which could adversely affect its business.

The Company may be required by human rights laws to take actions that delay the Company’s operations or the advancement of its projects.

Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to health and safety and the environment surrounding the Company’s operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that governments consult with communities surrounding the Company’s projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose the Company’s current and future operations or further development or new development of its projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities, and may have a negative impact on its reputation. Opposition by such groups to the Company’s operations may require modification of, or preclude the operation or development of, the Company’s projects or may require it to enter into agreements with such groups or local governments with respect to its projects, in some cases causing considerable delays to the advancement of its projects.

The Company’s mineral properties may be subject to uncertain title.

The Company cannot assure you that title to its mineral properties will not be challenged. The Company owns, leases or has under option, unpatented and patented mining claims, mineral claims or concessions which constitute its property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. Also, the Company may not have, or may not be able to obtain or economically obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained a secure claim to individual mining properties or mining concessions may be severely constrained. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful claim contesting the Company’s title to a property will cause the Company to lose the Company’s rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could result in the Company not being compensated for its prior expenditures relating to the property.

In addition, certain of the Company’s properties are located in areas that were or are inhabited by indigenous people. If historical artifacts or archaeological sites are discovered on or near the Company’s properties, the Company may be prohibited or restricted from developing or mining its mineral properties or be required to relocate or preserve such findings.

The Company is subject to claims and legal proceedings that arise in the ordinary course of business.

The Company is subject to various claims and legal proceedings, including adverse rulings in current or future litigation against the Company and/or its directors or officers, covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and establishes reserves for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

General economic conditions may adversely affect the Company’s growth and profitability.

Market events and conditions, including the disruptions in the international credit markets and other financial systems, in China, Japan and Europe, along with political instability in the Middle East and Russia and currency prices expressed in U.S. dollars may result in commodity price volatility. These conditions have, at times, caused a loss of confidence in global credit markets, resulting in the collapse of, and/or government intervention in, major banks, financial institutions and insurers, and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions may cause the broader credit markets to be volatile and interest rates to remain low. These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, zinc and lead, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business.

The Company is subject to assessment by taxation authorities in multiple jurisdictions that arise in the ordinary course of business.

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company operates and judgments as to their interpretation and application to the Company’s specific situation. The Company’s business and operations of the business and operations of its subsidiaries is complex, and the Company has, historically, undertaken a number of significant financings, acquisitions and other material transactions. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Company’s interpretation of, and compliance with, relevant tax legislation and regulations. While the Company’s management believes that the provision for income tax is appropriate and in accordance with International Financial Reporting Standards and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities, which may challenge the Company’s interpretation of the applicable tax legislation and regulations.

Some of the Company’s operations are subject to significant safety and security risks.

The Company currently conducts mining operations in USA, Turkey, Canada and Argentina, and has development and exploration assets in the USA, Turkey, Canada, Mexico and Peru. As a result, the Company is exposed to various levels of safety and security risks which could result in injury or death, damage to property, work stoppages, product theft, or blockades of the Company’s mining operations and projects. Risks and uncertainties vary from region to region and include, but are not limited to, terrorism, hostage taking, local drug gang activities, military repression, labour unrest and war or civil unrest. Local opposition to mine development projects could arise and such opposition may be violent. If the Company were to experience resistance or unrest in connection with its mines or projects, it could have a material adverse effect on the Company’s operations and profitability.

The Company faces intense competition in the mining industry.

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the base and precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the human resources and technical expertise to find, develop, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a world-wide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

The Company may be subject to risks associated with future acquisitions.

As part of the Company’s business strategy, it has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention of its management, as well as resources that otherwise could be spent on the operation and development of its existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.

Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s financial performance, financial condition, cash flows and growth prospects.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity (for example, with respect to the Company’s handling of environmental matters or its dealings with community groups), whether true or not. The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities, whether true or not. The Company does not ultimately have direct control over how it is perceived by others and reputational damage could have a material adverse impact on the Company’s financial performance, financial condition, cash flows and growth prospects.

The Company’s joint venture interests are subject to the risks normally associated with the conduct of joint ventures.

The Company has joint venture arrangements in respect of certain of its properties, including its properties in Turkey. Although the Company expects relations with its joint venture and strategic partners to remain positive, contractual or other disputes may arise that may have a material adverse effect on the Company’s financial condition or its ability to develop and operate its assets. Furthermore, the Company has inherently less control when it is not the operator of a project subject to a joint venture agreement. In such instances, the contractual terms of the agreement may limit the Company’s ability to influence the operation of the project.

The Company owns an 80% interest in Çöpler operated by Anagold, and the remaining 20% is owned by Lidya Mining. The management rights held by Lidya Mining as a result of its 20% interest in Anagold may result in delays or disputes between the Company and Lidya Mining in respect of the operation of Çöpler.

The Company is subject to certain transportation risks that could have a negative impact on the Company’s ability to operate.

The Company’s facilities at Seabee depend on supplies of consumables (including diesel, tires, sodium cyanide and reagents) and capital items to operate efficiently, many of which are delivered to site across a seasonal ice road. If the Company experiences prolonged disruption to the delivery of such consumables, the Company’s production efficiency and ability to effectively complete capital projects requiring such deliveries may be reduced. There can be no assurance that these transportation risks will not have an adverse effect on Seabee and therefore on the Company’s profitability.

In addition, ore mined at the Chinchillas property is loaded onto road trucks and transported approximately 45 kilometers to the Pirquitas processing facilities. Transportation of such ore is subject to numerous risks including, but not limited to, roadblocks, terrorism, interruption by domesticated and non-domesticated herding animals, theft, weather conditions, environmental liabilities in the event of an accident or spill, inability to transport ore in oversized loads, personal injury and loss of life. The Company is also subject to the risk of a potential interruption of business from a third party beyond the Company’s control, which could have a material adverse effect on the Company’s operations and revenues.

The Company may be subject to risks associated with hedging activities.

Precious metals prices, foreign currency rates, and costs of materials and consumables associated with exploration, development and mining activities are subject to frequent, unpredictable and substantial volatility which is beyond the Company’s control. The Company currently has a LIBOR interest rate hedge in place in relation to its Term Loan inherited from Alacer and the Company may engage in further hedging activities in the future. Hedging activities are intended to mitigate exposure to fluctuations in the price of precious metals, foreign currencies, materials and consumables. Certain precious metals hedging strategies may protect a company against lower prices, but they may also limit the price that can be realized on precious metal that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. Similarly, hedges of foreign currencies, materials and consumables may protect a company against adverse currency variances and rising costs but may result in losses if currency rates and costs move counter to a company’s hedge position. Hedging activities may be uneconomic due to numerous factors and no assurances can be made that hedging will effectively mitigate risks as intended.

The Company may be subject to risks associated with the Term Loan.

The Company’s subsidiary, Anagold, may not be able to generate sufficient cash to service its current and future indebtedness, including the Term Loan with a syndicate of lenders (BNP Paribas (Suisse) SA, ING Bank NV, Societe Generale Corporate & Investment Banking and UniCredit S.P.A.) (the “Term Loan Agreement”) assumed through the Alacer transaction, and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful. Anagold’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. Anagold may be unable to maintain a level of cash flows from operating activities sufficient to permit the Company to pay the principal, premium (if any) and interest on its indebtedness. If Anagold’s cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. Anagold may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow it to meet its scheduled debt service obligations. Anagold’s Term Loan will restrict its ability to dispose of assets and use the proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Anagold may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Furthermore, Anagold’s failure to comply with covenants in the Term Loan could result in an event of default.

An event of default under the Company’s outstanding 2019 Notes may significantly reduce the Company’s liquidity and adversely affect the Company’s business.

Under the indenture governing the 2019 Notes, dated as of March 19, 2019 entered into with The Bank of New York Mellon (the “2019 Indenture”), the Company has made various covenants to the trustees on behalf of the holders of such notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Notes, plus accrued and unpaid interest, if any.

If there is an event of default under the 2019 Notes, the principal amount of such notes then outstanding, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, this would place additional strain on the Company’s cash resources, which could inhibit its ability to further the Company’s exploration and development activities.

The Credit Facility contains financial covenants which the Company could fail to meet.

The terms of the Credit Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. Although at present, these covenants do not restrict the Company’s ability to conduct its business as presently conducted, there are no assurances that in the future the Company will continue to satisfy these covenants or it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a breach of these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility unless the Company can obtain a waiver or consent in respect of any such breach. The Company cannot assure you that a waiver or consent would be granted. A breach of any of these covenants or the inability to comply with the required financial tests or ratios could result in a default under the Credit Facility. In the event of any default under the Credit Facility, the lenders could elect to declare all outstanding borrowings, together with accrued and unpaid interest, fees and other amounts due thereunder, to be immediately due and payable, which may have a material adverse impact on the Company’s business, profitability or financial condition.

The Company is subject to anti-corruption laws.

The Company is subject to anti-corruption laws under the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, which generally prohibit companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company may also be subject to the extra-territorial provisions of the Bribery Act 2010 (United Kingdom) which, in certain circumstances, can apply to offences committed outside of the United Kingdom by foreign companies. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in Turkey, Argentina, Peru, Mexico or any other jurisdiction in which the Company may conduct business, and the Company cannot assure you that its employees or other agents will not engage in such prohibited conduct for which the Company might be held responsible. If the Company’s employees or other agents, including past employees or agents of companies the Company has acquired, are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations. The Company has an Anti-Corruption Policy and internal controls and procedures intended to address compliance and business integrity issues, and the Company trains its employees on anti-bribery compliance on a global basis. However, despite careful establishment and implementation, the Company cannot assure you that these or other anti-bribery, anti-fraud or anti-corruption policies and procedures are or will be sufficient to protect against fraudulent and/or corrupt activity. In particular, the Company, in spite of its best efforts, may not always be able to prevent or detect corrupt or unethical practices by current or former employees or third parties, such as subcontractors or joint venture partners, which may result in reputational damage, civil and/or criminal liability (under the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act or any other relevant compliance, anti-bribery, anti-fraud or anti-corruption laws) being imposed on the Company.

The Company may be subject to information systems security threats.

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital and operating expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to information systems security threats or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company’s insurance coverage does not cover all of the Company’s potential losses, liabilities and damages related to its business and certain risks are uninsured and uninsurable.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, the Company’s insurance will not cover all of the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Certain of the Company’s directors and/or officers also serve or may serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for these directors and/or officers to be in a position of conflict.

Certain of the Company’s directors and/or officers may have fiduciary and/or contractual obligations to other companies, including companies that are engaged in business activities similar to those intended to be conducted by the Company. Accordingly, such companies may participate in transactions and have obligations that may be in conflict or in competition with the Company’s business or acquisition strategy. As a result of such conflict, the Company may not be able to participate in certain transactions, which may have a material adverse effect on the Company’s financial position. Any decision made by any of these directors and/or officers involving SSR Mining is required to be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of SSR Mining and its shareholders.

The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of applicable regulations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will prevent, detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with internal control regulations.

The Company is exposed to counterparty and market risks related to the sale of its concentrates and metals.

The Company cannot assure you that in the future, where necessary, it will be successful in entering into arrangements to sell the Company’s doré or concentrates on acceptable terms, or at all. If the Company is not successful in entering into such arrangements, the Company may be forced to sell all of the Company’s products, or greater volumes of them than the Company may from time to time intend, in the spot market, or the Company may not have a market for its products and the Company’s future operating results may be materially adversely impacted as a result. In addition, should any counterparty to any of the Company’s arrangements not honor such arrangement, or should any of such counterparties become insolvent, the Company may incur losses for products already shipped and be forced to sell greater volumes of the Company’s products than intended in the spot market or the Company may not have a market for its products, and the Company’s future operating results may be materially adversely impacted as a result. Moreover, the Company cannot assure you that it will be able to renew any agreements the Company may enter into to sell doré or concentrates when such agreements expire, or that the Company’s doré or concentrates will meet the qualitative requirements under future supply agreements or the requirements of buyers.

The Company’s interest in deferred consideration received from divestitures may not be fully realizable.

As partial consideration for the Company’s disposition of the Diablillos and M-18 projects in Argentina and the Berenguela project in Peru, the Company will receive certain deferred cash. In addition, in connection with the Company’s disposition of the Challacollo project in Chile, the Company received as partial consideration the contingent right to receive shares and cash consideration, in each case dependent on the commencement of commercial production at the Challacollo project. The Company also has an NSR royalty on production from certain projects in USA, Turkey, Canada, Argentina, Mexico, Peru and Chile. The Company is not able to provide any assurances that the Company will be able to realize the full value of these interests.

The Company’s common shares are publicly traded and are subject to various factors that have historically made the Company’s common share price volatile.

The market price of the Company’s common shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of the Company’s common shares may increase or decrease in response to a number of events and factors, including: the Company’s operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to the Company’s press releases on developments at Çöpler, Marigold, Seabee, Puna and the Company’s other properties, material change reports, other public announcements and the Company’s filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of common shares to be publicly traded after an offering of the Company’s common shares; the arrival or departure of key personnel; and acquisitions, strategic alliances or joint ventures involving the Company or the Company’s competitors.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of the Company’s common shares, regardless of the Company’s operating performance. The variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for mining company shares, the breadth of the public market for the Company’s common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the

Company’s common shares on the exchanges on which they trade has historically made the Company’s common share price volatile and suggests that the Company’s common share price will continue to be volatile in the future.

Future sales or issuances of equity securities could decrease the value of the Company’s common shares, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue equity securities in acquisitions. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Company’s common shares.

Additional issuances of the Company’s securities may involve the issuance of a significant number of common shares at prices less than the current market price for the common shares. Issuances of substantial numbers of common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Company’s common shares. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to security holders. The Company is not able at this time to predict the future amount of such issuances or dilution.

Furthermore, sales of substantial amounts of the Company’s securities by the Company or the Company’s existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share.

DIVIDENDS

On February 17, 2021, the Company’s Board of Directors approved its inaugural quarterly dividend payment of $0.05 per common share to be paid on March 31, 2021 to shareholders of record at the close of business on March 5, 2021. The declaration and payment of future dividends will be at the discretion of the Board of Directors and will be made based on the Company’s financial position and other factors relevant at the time.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, of which 219,607,048 common shares were issued and outstanding as at December 31, 2020. In addition, the Company had 1,405,436 common shares reserved for issuance pursuant to outstanding stock options, which were exercisable at a weighted average price of C$17.16 per share, as at December 31, 2020.

The Company’s share-based payments consist of PSUs and RSUs issued and issuable under the Company’s share compensation plans approved by shareholders in 2017 (the “2017 Share Compensation Plan”) and 2020 (the “2020 Share Compensation Plan”) and the previously replaced plans, DSUs issued and issuable under and the Company’s Non-Employee Directors’ Deferred Share Unit Plan effective July 1, 2008 (as amended from time to time, the “DSU Plan”), and the DSU Replacement Units, RSU Replacement Units and PSU Replacement Units issued in connection with the Alacer acquisition.

In 2019, the Company issued the 2019 Notes, which bear interest at 2.50% payable semi-annually in arrears on April 1 and October 1 of each year and are convertible by holders into the Company’s common shares.

COMMON SHARES

All of the Company’s common shares rank equally as to voting rights, participation in a distribution of the Company’s assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the Company’s common shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each common share carries with it the right to one vote.

In the event of the Company’s liquidation, dissolution or winding-up or other distribution of the Company’s assets, the holders of the Company’s common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out the Company’s liabilities. Distributions in the form of dividends, if any, will be set by the Company’s Board of Directors. See “Dividends”.

Any alteration of the rights attached to the Company’s common shares must be approved by at least two-thirds of the common shares voted at a meeting of the Company’s shareholders.

In March 2012, the Company adopted a shareholder rights plan (the “Rights Plan”), which was reconfirmed by shareholders at the Company’s annual and special meeting of shareholders in 2015. In light of changes to take-over bid rules under Canadian securities laws, the Company’s shareholders approved an amended and restated Rights Plan (the “Amended and Restated Rights Plan”) at the Company’s annual and special meeting of shareholders in 2018. The Amended and Restated Rights Plan has successive three-year terms and will expire at the close of the Company’s annual meeting of shareholders in 2021, unless it is reconfirmed by shareholders at such meeting or otherwise terminated in accordance with its terms prior to that time.

The Amended and Restated Rights Plan is similar to shareholder rights plans adopted by other Canadian public companies and was not adopted in response to, or in anticipation of, any known take-over bid. The Amended and Restated Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a permitted bid, which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards, the Amended and Restated Rights Plan provides that holders of common shares, other than the acquirer, will be able to purchase additional common shares at a significant discount to market, thus exposing the acquirer to substantial dilution of its holdings. A copy of the Amended and Restated Rights Plan is available under the Company’s profile on the SEDAR website at www.sedar.com.

STOCK OPTIONS

Stock options to purchase the Company’s securities are granted to certain of the Company’s employees and consultants on terms and conditions acceptable to the regulatory authorities in Canada. The 2017 Share Compensation Plan replaced the Company’s stock option plan, RSU plan and PSU plan for the award of options, PSUs and RSUs to Eligible Persons (as such term is defined in the 2017 Share Compensation Plan) for all grants effective January 1, 2018. The 2020 Share Compensation Plan provides for the award of options, PSUs and RSUs to Eligible Persons (as such term is defined in the 2020 Share Compensation Plan) for all grants effective January 1, 2021. Each of the 2017 Share Compensation Plan and the 2020 Share Compensation Plan reserves 6.5% of the Company’s issued and outstanding common shares from time to time (i.e., on a “rolling” basis) for issuance on exercise of stock options.

Under each of the 2017 Share Compensation Plan and the 2020 Share Compensation Plan: (a) the maximum number of common shares reserved for issuance, together with all of the Company’s other plans that provide for the issuance from treasury of common shares (including, in the case of the 2020 Share Compensation Plan, the 2017 Share Compensation Plan) (collectively, the “Aggregate Plans”), is 6.5% of the Company’s issued and outstanding common shares; (b) stock options reserved for issuance to any one person under the Aggregate Plans in any one year may not exceed 5% of the Company’s issued and outstanding common shares; (c) stock options may be exercised for common shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price, or stock option holders may elect a “cashless” exercise of stock options, instead of paying the exercise price; (d) no stock option is transferable by the optionee other than by will or the laws of descent and distribution; (e) a stock option is exercisable during the lifetime of the optionee only by such optionee or by such optionee’s legal representative in specific circumstances; (f) the maximum term of each stock option is seven years, with the vesting period determined at the discretion of the Board of Directors; and (g) the minimum exercise price for a stock option is equal to the greater of the (i) five day volume weighted average trading price of the Company’s common shares on the TSX, calculated by dividing the total value by the total volume of common shares traded, on the trading day immediately before the grant date, and (ii) closing price of the Company’s common shares on the TSX on the trading day immediately before the grant date.

The number of stock options and the number of common shares subject to such stock options granted under the Aggregate Plans to officers and executives as a group and other employees and consultants as a group are set out below as at December 31, 2020.

Optionholders	Number of Options Outstanding	Exercise Price (C$)	Expiry Date

Officers and Executives	62,150 73,400 28,400 196,634 8,870 344,168 323,200	$5.83 $7.17 $12.01 $11.07 $12.41 $16.50 $24.99	January 1, 2022 January 1, 2023 January 1, 2024 January 1, 2025 April 1, 2025 January 1, 2026 January 1, 2027

Other Employees and Consultants	5,000 28,569 2,272 10,000 12,413 45,134 46,698 108,018 110,510	$12.86 $10.86 $11.24 $7.27 $14.12 $11.07 $12.41 $17.63 $29.09	March 25, 2021 May 12, 2021 June 3, 2021 April 1, 2023 April 1, 2024 January 1, 2025 April 1, 2025 April 1, 2026 May 27, 2027

Total:	1,405,436

PERFORMANCE SHARE UNITS AND RESTRICTED SHARE UNITS

SSR Mining Share Compensation Plans

Under the 2017 Share Compensation Plan: (a) the total number of common shares that may be issued pursuant to PSUs and RSUs is presently limited to 2% of the Company’s issued and outstanding common shares from time to time; (b) PSUs and RSUs are credited to an account set up for each participant; (c) except to the extent the award of RSUs or PSUs specifies that redemption will automatically occur on a date prior to the expiry date, participants can choose to redeem vested PSUs and RSUs at any time before the expiry date and the Company must redeem the PSUs and RSUs within fifteen business days of the participant’s elected redemption date; (d) if a participant does not elect a redemption date, the vested PSUs and RSUs will be redeemed on their expiry date; (e) a participant may require that the Company redeem the PSUs and RSUs with the Company’s common shares issued from treasury; and (f) if the participant does not make such election, the Company may redeem the PSUs and RSUs by: (i) paying a cash amount equal to the Market Price (as such term is defined in the 2017 Share Compensation Plan) of the vested PSUs and RSUs on the redemption date; (ii) issuing such number of common shares as is equal to the number of vested RSUs or PSUs; or (iii) purchasing such number of common shares as is equal to the number of vested RSUs or PSUs in the market and delivering them to the participant.

The 2020 Share Compensation Plan includes the following amendments to the 2017 Share Compensation Plan: (a) increasing the total number of common shares that may be issued pursuant to RSUs and PSUs awarded from 2% of the issued and outstanding Common Shares from time to time under the 2017 Share Compensation Plan to 2.2% of the issued and outstanding Common Shares from time to time under the 2020 Share Compensation Plan; and (b) permitting grants of PSUs by the Board at any time following commencement of the applicable Performance Period (as such term is defined in the 2020 Share Compensation Plan).

Under each of the 2017 Share Compensation Plan and the 2020 Share Compensation Plan, the Company’s Board of Directors determines each of the:

●	expiry date of PSU and RSU awards, provided that such date may not be later than ten years from the grant date;

●

vesting criteria applicable to RSUs. Generally, one-third of the awarded RSUs vest on each of the first, second and third anniversaries of the date of grant, subject to the participant continuing to be an Eligible Person; and

●

Performance Period (as such term is defined in each of the 2017 Share Compensation Plan and the 2020 Share Compensation Plan) for PSUs. Generally, the Performance Period is thirty-six (36) months commencing on the 1st day of January and ending on the 31st day of December. The Target Milestones (as such term is defined in each of the 2017 Share Compensation Plan and the 2020 Share Compensation Plan) for each Performance Period is determined by the Company’s Board of Directors based on measurable performance criteria and are expected to be determined in accordance with the criteria set forth in Schedule “A” of the 2017 Share Compensation Plan and the 2020 Share Compensation Plan, respectively. Unless otherwise determined by the Company’s Board of Directors from time to time, the number of PSUs that vest is calculated by multiplying the aggregate number of PSUs granted by the percentage between 0 and 200 assigned to the performance achievement of the Target Milestones, subject to the participant continuing to be an Eligible Person.

PSU Replacement Units

In connection with the acquisition of Alacer, the Company issued PSU Replacement Units to replace the outstanding unexercised PSUs of Alacer issued and issuable under the Alacer PSU plan adopted by the Alacer Board of Directors on August 20, 2014 and revised on June 6, 2017. In general, each PSU Replacement Unit entitles the participant, at the end of the applicable performance period (typically three years), to receive a payment in cash for the equivalent value of common shares earned, provided: (a) the participant continues to be employed or engaged by the Company or any of its affiliates; and (b) all other terms and conditions of the grant have been satisfied, including the performance metrics associated with each PSU Replacement Unit. Payment of these awards is based on the Company’s total shareholder return in comparison to its peer group, actual production against budget and actual costs against budget. Such payment of vested awards ranges from 0% to 200% of initial PSUs of Alacer granted.

RSU Replacement Units

In connection with the acquisition of Alacer, the Company issued RSU Replacement Units to replace the outstanding unexercised RSUs of Alacer issued and issuable under the Alacer RSU plan adopted by Alacer’s shareholders on April 28, 2017 to replace the previous Alacer RSU plan that was adopted on June 27, 2014. The terms of the RSU Replacement Units are similar to the Company’s existing RSUs whereby the units become payable in common shares of the Company as they vest over the vesting period (typically three years). The Company’s Board of Directors, at its discretion, may elect to satisfy all or part of a vested RSU Replacement Unit by payment in cash.

DEFERRED SHARE UNITS

SSR Mining DSU Plan

The Company’s Board of Directors adopted the DSU Plan to more closely align the interests of the Company’s directors with the interests of the shareholders. The Company’s directors are not eligible for option awards.

Under the DSU Plan: (a) directors are awarded annual deferred share unit (“DSU”) grants; (b) directors may elect to receive all or a portion of their annual retainer fees in DSUs; (c) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of the Company’s common shares on the date the DSUs are credited to a director’s account; (d) directors are credited with additional DSUs for dividends paid on the Company’s common shares, if any, while they hold DSUs; (e) DSUs are credited to a director’s account pro rata on a quarterly basis; and (f) DSUs cannot be redeemed until the director ceases to be a member of the Board of Directors, at which point 50% of such director’s DSUs will be automatically redeemed (i) three months after the date such director ceases to be a member of the Company’s Board of Directors and (ii) the earlier of the date that is (1) fifteen months from the date such director ceases to be a member of the Company’s Board of Directors and (2) December 31 of the year following the date such director ceases to be a member of the Company’s Board of Directors. Upon redemption of DSUs, the Company will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of the Company’s common shares at the time of redemption.

DSU Replacement Units

In connection with the acquisition of Alacer, the Company issued DSU Replacement Units to replace the outstanding DSUs of Alacer issued and issuable under the Alacer DSU plan revised by the Board of Directors of Alacer on June 6, 2017. In general, each DSU Replacement Unit entitles the director to receive a payment in cash for the equivalent value of one common share of the Company on the date the director ceases to be a director of the Company.

CONVERTIBLE NOTES

The 2019 Notes bear interest at 2.50% payable semi-annually in arrears on April 1 and October 1 of each year and are convertible by holders into the Company’s common shares, based on an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes, at any time up to and including the second business day immediately preceding April 1, 2039, subject to earlier redemption or purchase.

On or after April 1, 2023 but before April 1, 2026, the Company may redeem all or part of the 2019 Notes for cash, but only if the last reported sale price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provide notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will be equal to the sum of: (a) 100% of the principal amount of the 2019 Notes to be redeemed; (b) accrued and unpaid interest, if any, to, but excluding, the redemption date; and (c) a “make-whole premium”, payable in cash, equal to the present value of the remaining scheduled payments of interest that would have been made on the 2019 Notes to be redeemed had they remained outstanding from the redemption date to April 1, 2026.

On or after April 1, 2026, the Company may redeem the 2019 Notes, in whole or in part, for cash equal to 100% of the 2019 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Holders may require the Company to purchase all or a portion of their 2019 Notes on each of April 1, 2026, April 1, 2029, and April 1, 2034 for cash at a purchase price equal to 100% of the principal amount of the 2019 Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the purchase date.

If a fundamental change (as defined in the 2019 Indenture) occurs, the Company will be required to offer to purchase for cash all of the outstanding 2019 Notes at a purchase price equal to 100% of the principal amount of the 2019 Notes to be purchased, plus any accrued and unpaid interest (including additional interest, if any) to, but excluding, the purchase date.

The 2019 Notes are senior unsecured obligations and rank: senior in right of payment to all of the Company’s indebtedness that is expressly subordinated in right of payment to the 2019 Notes; equal in right of payment with all of the Company’s liabilities that are not so subordinated; effectively junior to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries (including trade payables). The 2019 Indenture does not restrict the Company from incurring further indebtedness including secured indebtedness.

The 2019 Indenture requires the Company to comply with certain reporting and other non-financial covenants.

MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

The Company’s common shares are listed on the Nasdaq and the TSX under the trading symbol “SSRM”. The following table sets out the market price range and total trading volumes of the Company’s common shares on the Nasdaq and the TSX and the Company’s CHESS depositary interests (“CDIs”) on the ASX for the periods indicated.

Nasdaq Global Market

Year		High	Low	Volume
		($)	($)	(no. of shares)
2020	December	$20.36	$17.95	32,551,204
	November	$20.88	$17.22	32,695,060
	October	$19.90	$17.64	31,426,811
	September	$22.45	$18.16	48,749,509
	August	$24.49	$19.08	41,136,486
	July	$24.50	$20.59	38,179,556
	June	$21.33	$17.96	43,134,541
	May	$22.30	$17.13	49,661,614
	April	$18.24	$12.28	32,891,094
	March	$17.31	$10.77	51,610,848
	February	$18.77	$15.83	33,058,525
	January	$18.97	$17.39	22,759,131

Toronto Stock Exchange

Year		High	Low	Volume
		(C$)	(C$)	(no. of shares)
2020	December	$26.02	$22.89	10,622,721
	November	$27.24	$22.35	11,909,447
	October	$26.19	$23.49	12,174,114
	September	$29.49	$24.32	33,079,667
	August	$32.62	$25.26	12,686,422
	July	$32.79	$27.96	10,961,792
	June	$28.93	$24.10	10,903,353
	May	$31.07	$24.05	13,889,792
	April	$25.36	$17.44	9,652,785
	March	$23.19	$15.54	17,141,985
	February	$24.83	$21.00	7,104,571
	January	$24.65	$22.70	5,696,410

Australian Stock Exchange

Year		High	Low	Volume
		(A$)	(A$)	(no. of CDIs)
2020	December	$27.15	$23.89	840,229
	November	$28.30	$23.50	531,301
	October	$27.51	$24.41	2,521,075
	September	$31.60	$25.62	378,524

PRIOR SALES

The following table summarizes the issuances of stock options, PSUs, RSUs and DSUs by the Company for the year ended December 31, 2020:

Date of Issue	Number of Securities	Price per Security	Type of Security
January 1, 2020	323,200	C$24.99	Options
January 1, 2020	16,575	C$24.20	DSUs
January 1, 2020	109,650	C$21.83	PSUs
May 27, 2020	122,490	C$29.09	Options
May 27, 2020	12,901	C$29.09	DSUs
May 27, 2020	132,690	C$29.09	RSUs
July 1, 2020	12,116	C$27.60	DSUs
October 1, 2020	21,495	C$24.72	DSUs

DIRECTORS AND EXECUTIVE OFFICERS

The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the Company’s directors and executive officers as at March 19, 2021 are set out below. In addition, the principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in their brief biographies.

As at March 26, 2021, the Company’s directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over 843,951 of the Company’s common shares, representing less than one percent of the Company’s issued and outstanding common shares before giving effect to the exercise of options to purchase common shares held by such directors and executive officers.

The term of the Company’s directors expires at the annual general meeting of shareholders where they can be nominated for re-election. The officers hold their office at the discretion of the Board of Directors, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees.

DIRECTORS

A.E. Michael Anglin – California, U.S.A. (Director since August 7, 2008; Independent)

Mr. Anglin was appointed to the Board of Directors of SSR Mining in August 2008 and is Chairman of the Board and a member of the Corporate Governance and Nominating Committee. Mr. Anglin also serves on the board of Antofagasta PLC, a major Chilean copper producer. Mr. Anglin spent 22 years with BHP Billiton Ltd., most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and attained a Master of Science degree from the Imperial College in London in 1985.

Rodney P. Antal – Colorado, U.S.A. (Director since September 16, 2020; Not Independent)

Mr. Antal was appointed President and Chief Executive Officer and a member of the Board of SSR Mining following the merger with Alacer in September 2020. Prior to the merger, Mr. Antal held the position of President and Chief Executive Officer with Alacer since August 2013 and prior to that, he served as Alacer’s Chief Financial Officer from May 2012 to August 2013. Mr. Antal has over 25 years of global mining experience in various mineral and metal businesses, including precious metals. This experience spans both corporate roles and at various mine operating sites. Mr. Antal began his mining career working for Placer Dome in Papua New Guinea and then nearly 15 years within the Rio Tinto Group where he held various senior management positions, including Global Head of Shared Services and Chief Financial Officer of Rio Tinto Minerals global business.

Thomas Bates, Jr. – Texas, U.S.A. (Director since September 16, 2020; Independent)

Mr. Bates was appointed to the Board of Directors of SSR Mining in September 2020 and is Chair of the Compensation and Leadership Development Committee and a member of the Audit Committee. Mr. Bates was a Director at Alacer from April 2014 to September 2020 and has over 40 years of experience in oil service management and operations. Mr. Bates is currently an adjunct professor and a member of the Advisory Board for the Energy MBA Program at the Neeley School of Business at Texas Christian University. He spent 15 years at Schlumberger in both domestic and international locations, was CEO of Weatherford-Enterra, served as President of the Discovery Group of Baker Hughes, and was later the Managing Director and Senior Advisor for 13 years at Lime Rock Partners, an energy focused private equity investment firm. Mr. Bates is currently serving on the Board of Directors at Tetra Technologies, Inc. and Vantage Drilling International.

Brian R. Booth – British Columbia, Canada (Director since May 31, 2016; Independent)

Mr. Booth was appointed to the Board of Directors of SSR Mining in May 2016 and is a member of the EHS&S Committee. He is also the President, CEO and a director of Element 29 Resources Inc. (“Element 29”), a public mining company and has served as a director on numerous public and private mining companies for over 15 years. Prior to joining Element 29, he was President, CEO and a director of Pembrook Copper Corp. and Lake Shore Gold Corp. and previous to that held various exploration management positions at Inco Limited over a 23 year career, including Manager of Exploration – North America and Europe, Manager of Global Nickel Exploration and Managing Director PT Ingold for Australasia. Mr. Booth holds a B.Sc. in Geological Sciences from McGill University (1983) and was awarded an honorary lifetime membership in the Indonesian Mining Association for service as Assistant Chairman of the Professional Division.

Edward Dowling Jr. – Colorado, U.S.A. (Director since September 16, 2020; Independent)

Mr. Dowling was appointed to the Board of Directors of SSR Mining in September 2020 and is a member of the Compensation and Leadership Development Committee and EHS&S Committee. Mr. Dowling was a Director at Alacer from February 2008 to September 2020 and he served as Alacer’s President and Chief Executive Officer until August 2012. Mr. Dowling was Chairman of the Board of Alacer since April 2014 and has over 30 years of mining experience. Mr. Dowling’s leadership experience includes serving as Chief Executive Officer and President of Meridian Gold Inc., Executive VP of Operations at Cliffs Natural Resources Inc. and Executive Director, Mining and Exploration at De Beers. Mr. Dowling has previously served as Director of the De Beers Société Anonyme, Victoria Gold Corp, and Zinco de Brasil Inc. Mr. Dowling is currently the Chairman of Copper Mountain Mining Corp., the Chairman of Polyus Open Joint Stock Company (Polyus Gold) and a Director of Teck Resources Ltd. Mr. Dowling holds a B.S. in Mining Engineering, M.S. and PhD in Mineral Processing from The Pennsylvania State University.

Simon A. Fish – Ontario, Canada (Director since January 1, 2018; Independent)

Mr. Fish was appointed to the Board of Directors of SSR Mining in January 2018. He serves as Chair of the Corporate Governance and Nominating Committee and a member of the Compensation and Leadership Development Committee. Mr. Fish is Chair of the BMO Climate Institute. He is responsible for advising on the bank’s sustainability strategy, environmental, social and governance risk management, impact measurement and reporting, and on the financial risks and opportunities related to climate change and transition for both clients and the bank. As BMO’s former General Counsel, Mr. Fish led the legal and regulatory activities of the bank including corporate governance, mergers and acquisitions, financial regulation and complex litigation. Prior to joining BMO, Mr. Fish was General Counsel at Vale SA (formerly Inco Limited). Earlier, Mr. Fish held various positions at Royal Dutch Shell, most recently serving as General Counsel and Corporate Secretary at Shell Canada. Before joining Shell, Mr. Fish practiced corporate and securities law with Dechert LLP, an international law firm. Mr. Fish serves on the board of Alexa Translations, a leading translation service provider to the Canadian legal, securities, financial, and government sectors. He is a director of the Environmental Law & Policy Centre and Queen’s University’s Institute for Sustainable Finance. He is a former director of the Canadian Centre for Ethics & Corporate Policy. Mr. Fish holds business and law degrees from the University of Cape Town, the Washington College of Law and Harvard Business School.

Alan P. Krusi – Oregon, U.S.A. (Director since September 16, 2020; Independent)

Mr. Krusi was appointed to the Board of Directors of SSR Mining in September 2020. He is Chair of the EHS&S Committee and a member of the Corporate Governance and Nominating Committee. Mr. Krusi was a Director at Alacer from September 2014 to September 2020. He has nearly four decades of management experience in the engineering and construction industries. Mr. Krusi began his career as a project geologist with Dames & Moore where he gained significant experience and international exposure as lead project engineer and geologist in Latin America and Asia. Throughout his career, Mr. Krusi managed a number of successively larger engineering and consulting businesses, culminating as CEO of Earth Tech, Inc, a global water and environmental services firm with operations in 13 countries. Most recently, Mr. Krusi was President, Strategic Development at AECOM, where he oversaw the firm’s M&A activities and served on the executive committee. Currently, Mr. Krusi also serves on the Board of Directors of Comfort Systems USA and Granite Construction.

Beverlee F. Park – British Columbia, Canada (Director since May 20, 2014; Independent)

Ms. Park was appointed to the Board of Directors of SSR Mining in May 2014 and is Chair of the Audit Committee and a member of the EHS&S Committee. Ms. Park is a corporate director and has over 35 years of executive and board experience in publicly traded and privately-owned businesses in a range of industries including forest products, shipping, power generation and transmission, transportation and real estate. Ms. Park graduated with a Bachelor of Commerce (Distinction) from McGill University. She is an FCPA/FCA and has a Master of Business Administration from the Simon Fraser University Executive program. In addition to serving on the SSR Mining board, Ms. Park is currently a director of TransAlta Corporation a Canadian publicly traded power generation company with assets in Canada, the U.S. and Australia. Ms. Park was the Chief Operating Officer of TimberWest Forest Corp until 2013 when she retired. Prior to becoming COO, Ms. Park also held the positions of Interim CEO, Executive Vice President and Chief Financial Officer as well as President, Couverdon Real Estate (TimberWest’s land development division). Prior to TimberWest, Ms. Park worked for BC Hydro and KPMG.

Kay Priestly – Utah, U.S.A. (Director since September 16, 2020; Independent)

Ms. Priestly was appointed to the Board of Directors of SSR Mining in September 2020 and is a member of the Audit Committee and Corporate Governance and Nominating Committee. Ms. Priestly was a Director at Alacer from August 2019 to September 2020. Ms. Priestly served as Chief Executive Officer of Turquoise Hill Resources Ltd. from 2012 until her retirement in 2015 and as Chief Financial Officer of Rio Tinto Copper from 2008 until 2012. She was Vice President, Finance and Chief Financial Officer of Rio Tinto’s Kennecott Utah Copper operations from 2006 to 2008. Ms. Priestly also served in executive management roles at American Nursing Services, Inc. and Entergy Corporation. Ms. Priestly began her career with Arthur Andersen where she progressed from Staff Accountant to Partner, holding various management and global leadership positions. While at Arthur Andersen, she provided tax, consulting and M&A services to global companies across many industries, including energy, mining, manufacturing and services. Currently, Ms. Priestly is a board member of TechnipFMC plc and Stericycle, Inc. She previously served on the Board of Directors of FMC Technologies, Inc., New Gold Inc., and Stone Energy Corporation.

Elizabeth A. Wademan – Ontario, Canada (Director since January 1, 2018; Independent)

Ms. Wademan was appointed to the Board of Directors of SSR Mining in January 2018 and is a member of the Audit Committee and Compensation and Leadership Development Committee. Ms. Wademan is a senior capital markets professional with over 23 years of financial services experience. Ms. Wademan spent 18 years in investment banking at BMO Capital Markets where she was one of the firm’s most senior capital markets professionals, responsible for leading capital markets advisory and complex transactions. She focused on the global metals and mining and technology sectors and was Head of Global Metals & Mining Equity Capital Markets prior to retiring in 2016. As a former Managing Director in Investment Banking, Ms. Wademan has extensive experience in capital markets and strategic advisory, as well as a deep expertise in commodities and securities markets. She currently serves on the boards of Torex Gold Resources Inc., BSR REIT, and St. Joseph’s Health Centre Foundation. Ms. Wademan obtained her Bachelor of Commerce in Finance and International Business from McGill University. She is a CFA charterholder and is a holder of the Institute of Corporate Directors, Director designation (ICD.D).

EXECUTIVE OFFICERS

Rodney P. Antal – Colorado, U.S.A.

Mr. Antal is the Company’s President and Chief Executive Officer and a member of its Board of Directors. See “Directors and Executive Officers – Directors” for additional information on Mr. Antal’s experience.

Stewart Beckman – Colorado, U.S.A.

Mr. Beckman was appointed Executive Vice President, Chief Operating Officer of SSR Mining following the merger with Alacer in September 2020. Prior to the merger, Mr. Beckman held the position of Chief Operating Officer with Alacer since June 2016. He has 30 years of experience in the mining and minerals processing industry. Prior to joining Alacer, Mr. Beckman spent 19 years with Rio Tinto working across a number of product groups in senior leadership, minerals processing, mining operations and project development roles. Most recent roles were Global Lead for Group Working Capital Reduction and Senior Vice President Operations and Technical Development for Turquoise Hill Resources and Director Oyu

Tolgoi Expansion. Prior to joining Rio Tinto, he spent seven years in a variety of operational and project development roles at Placer Dome.

F. Edward Farid – Ontario, Canada

Mr. Farid was appointed Executive Vice President, Chief Corporate Development Officer of SSR Mining following the merger with Alacer in September 2020. He is responsible for the company’s strategy, M&A activities, commercial negotiations and investor relations functions. Prior to the merger, Mr. Farid held the position of Senior Vice President, Business Development and Investor Relations with Alacer since May 2017. Mr. Farid has over 15 years of experience in mergers and acquisitions, business strategy and capital markets. Prior to joining Alacer, Mr. Farid served as a senior officer in the Metals and Mining group at Credit Suisse. In his capacity as an investment banker, Mr. Farid advised leaders in the gold mining sector on a variety of transactions including acquisitions, divestitures, joint ventures, streaming transactions, fairness opinions, defense advisory, and debt and equity financings.

Michael J. Sparks – Colorado, U.S.A.

Mr. Sparks was appointed Executive Vice President, Chief Legal and Administrative Officer of SSR Mining following the merger with Alacer in September 2020. Prior to the merger, Mr. Sparks held the position of Chief Legal Officer and Secretary with Alacer from December 2012 and was primarily responsible for the global legal and human resource functions. Mr. Sparks has over ten years of international legal and management experience, primarily in the natural resources industry. Prior to joining Alacer, Mr. Sparks worked at King & Spalding LLP in Houston, Texas and subsequently at Davis Graham & Stubbs LLP in Denver, Colorado.

Alison White – Colorado, U.S.A.

Ms. White is the Executive Vice President, Chief Financial Officer of SSR Mining. She is an experienced and versatile finance professional and has a track record of success in financial and operational roles. Prior to joining SSR Mining, she held various corporate and regional roles at Newmont Mining including serving as the Regional Chief Financial Officer for North America. Prior to joining Newmont, Ms. White was the Vice President of Internal Audit for a global water and natural resources engineering firm. Ms. White has leadership and financial experience across various industries holding roles at MWH Global (now Stantec), KPMG, ConAgra Foods, Sun Microsystems and Ernst and Young. Ms. White has a B.S. in Finance from the University of Colorado, Boulder, and a Master’s degree with an emphasis in accounting and is a licensed Certified Public Accountant.

Except as described below, each of the individuals named above has been engaged for more than five years in his or her present principal occupation or organization in which he or she currently holds his or her principal occupation:

Name of Director or Officer	Five-Year Employment History
Rodney P. Antal	Prior to the merger, Mr. Antal held the position of President and Chief Executive Officer with Alacer since August 2013.
Thomas Bates, Jr.

Prior to joining the Company’s Board of Directors, Mr. Bates was a Director at Alacer from April 2014 to September 2020 and has over 40 years of experience in oil service management and operations. Mr. Bates is currently serving on the Board of Directors at Tetra Technologies, Inc. and Vantage Drilling International.

Stewart Beckman

Prior to the merger, Mr. Beckman held the position of Chief Operating Officer with Alacer since June 2016. Prior to joining Alacer, Mr. Beckman spent 19 years with Rio Tinto working across a number of product groups in senior leadership, minerals processing, mining operations and project development roles.

Name of Director or Officer	Five-Year Employment History
Brian R. Booth	Prior to joining the Company’s Board of Directors, Mr. Booth served as Chairman of the Board of Directors of Claude Resources. He is currently the President, CEO and a director of Element 29.
Edward Dowling Jr.

Prior to joining the Company’s Board of Directors, Mr. Dowling was a Director at Alacer from February 2008 to September 2020 and he served as Alacer’s President and Chief Executive Officer until August 2012. Mr. Dowling is currently the Chairman of Copper Mountain Mining Corp., the Chairman of Polyus Open Joint Stock Company (Polyus Gold) and a Director of Teck Resources Ltd.

F. Edward Farid

Prior to the merger, Mr. Farid held the position of Senior Vice President, Business Development and Investor Relations with Alacer since May 2017. Prior to joining Alacer, Mr. Farid served as a senior officer in the Metals and Mining group at Credit Suisse

Simon A. Fish	Mr. Fish was previously the Executive Vice President and General Counsel of BMO Financial Group until December 2020.
Alan P. Krusi

Prior to joining the Company’s Board of Directors, Mr. Krusi Mr. Krusi was a Director at Alacer from September 2014 to September 2020. Currently, Mr. Krusi also serves on the Board of Directors of Comfort Systems USA and Granite Construction.

Kay Priestly

Prior to joining the Company’s Board of Directors, Ms. Priestly was a Director at Alacer from August 2019 to September 2020. Ms. Priestly served as Chief Executive Officer of Turquoise Hill Resources Ltd. from 2012 until her retirement in 2015. Currently, Ms. Priestly is a board member of TechnipFMC plc and Stericycle, Inc.

Michael J. Sparks	Prior to the merger, Mr. Sparks held the position of Chief Legal Officer and Secretary with Alacer from December 2012.
Elizabeth A. Wademan

Prior to joining the Company’s Board of Directors, Ms. Wademan spent 18 years in investment banking at BMO Capital Markets. She was Head of Global Metals & Mining Equity Capital Markets prior to retiring in 2016. Prior to becoming Head of Global Metals & Mining Equity Capital Markets, Ms. Wademan served as Managing Director in Investment Banking. She also currently serves on the Board of Directors of Torex Gold Resources Inc. and BSR REIT.

Alison White

Prior to joining SSR Mining, Ms. White held various corporate and regional roles at Newmont Mining including serving as the Regional Chief Financial Officer for North America. Prior to joining Newmont, Ms. White was the Vice President of Internal Audit for a global water and natural resources engineering firm and has leadership and financial experience across various industries.

STANDING COMMITTEES OF THE BOARD

There are currently four standing committees of the Company’s Board of Directors, which include the Audit Committee, the Compensation and Leadership Development Committee, the Corporate Governance and Nominating Committee, and the EHS&S Committee. The following table identifies the members of each of these committees:

Board Committee	Committee Members	Status
Audit Committee	Beverlee F. Park (Chair) Thomas Bates, Jr. Kay Priestly Elizabeth A. Wademan	Independent Independent Independent Independent
Compensation and Leadership Development Committee	Thomas Bates, Jr. (Chair) Edward Dowling Jr. Simon A. Fish Elizabeth A. Wademan	Independent Independent Independent Independent

Board Committee	Committee Members	Status
Corporate Governance and Nominating Committee	Simon A. Fish (Chair) A.E. Michael Anglin Alan P. Krusi Kay Priestly	Independent Independent Independent Independent
EHS&S Committee	Alan P. Krusi (Chair) Brian R. Booth Edward Dowling Jr. Beverlee F. Park	Independent Independent Independent Independent

CODE OF ETHICS

The Company has adopted a “code of ethics” (as that term is defined in the Annual Report on Form 40-F of the SEC), entitled the “Code of Business Conduct and Ethics”, that applies to the Company’s principal executive officer, principal financial officer and other senior financial officers performing similar functions. The Code of Conduct is available for viewing on the Company’s website at www.ssrmining.com.

All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to the Company’s principal executive officer, principal financial officer or other senior financial officers performing similar functions, will be posted on the Company’s website.

CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as disclosed below, no director or executive officer of SSR Mining is, as at the date of this Annual Information Form, or was within ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including SSR Mining), that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of subsection (a) above, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

Mr. Anglin was a director of EmberClear Corp. (“EmberClear”) until September 8, 2014. EmberClear was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear’s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management’s discussion and analysis. The cease trade orders against EmberClear were revoked in January 2015.

Other than as disclosed below, no director or executive officer of SSR Mining, or a shareholder holding a sufficient number of the Company’s securities to affect materially the control of SSR Mining:

(a)

is, as at the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including SSR Mining) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Anglin was the non-executive Chairman of Laguna Gold Limited, a private Australian company, when its board of directors decided to put the company into receivership on December 19, 2018. Mr. Bates was a director of Hercules Offshore, Inc., a U.S. entity listed on Nasdaq, when it filed for bankruptcy in August 2015. Mr. Krusi was a director of Blue Earth, Inc., a U.S. entity listed on Nasdaq, when it filed for bankruptcy in March 2016. Ms. Priestly was a director of Stone Energy, a U.S. entity listed on Nasaq, when it filed for bankruptcy in December 2016.

PENALTIES OR SANCTIONS

No director or executive officer of SSR Mining, or a shareholder holding a sufficient number of the Company’s securities to affect materially the control of SSR Mining, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding SSR Mining.

CONFLICTS OF INTEREST

Certain of the Company’s directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. The Company is not aware of any existing or potential conflicts of interest between SSR Mining or any of its subsidiaries and any of the Company’s directors or officers. If a director or officer has any conflict of interest or potential conflict of interest, the interested director or officer is required to disclose such conflict pursuant to and is expected to govern themselves in accordance with the BCBCA and the Code of Conduct. In particular, an interested director or officer will not participate in deliberations where he or she has a conflict or potential conflict of interest and, in the case of an interested director, will not vote on any such matter.

AUDIT COMMITTEE

The Audit Committee has the responsibility of, among other things: overseeing financial reporting, internal controls, the audit process and the establishment of “whistleblower” and related policies; recommending the appointment of the independent auditor and reviewing the annual audit plan and auditor compensation; pre-approving audit, audit-related and tax services to be provided by the independent auditor; and reviewing and recommending approval to the Board of Directors of the Company’s annual and quarterly financial statements and management’s discussion and analysis and the Company’s Annual Information Form. The full text of the Audit Committee Charter is attached hereto as Schedule “A”.

COMPOSITION OF THE AUDIT COMMITTEE

All members of the Audit Committee are independent and considered to be financially literate within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”). The members of the Audit Committee are: Beverlee F. Park (Chair), Thomas Bates, Jr., Kay Priestly and Elizabeth A. Wademan. Each of Mses. Park, Priestly and Wademan and Mr. Bates are the Company’s Audit Committee financial experts.

For more information regarding relevant education and experience for Mses. Park, Priestly and Wademan and Mr. Bates, see “Directors and Executive Officers – Directors”.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company’s most recently-completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company’s most recently completed financial year have the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. All non-audit services performed by the Company’s auditors for the fiscal year ended December 31, 2020 have been pre-approved by the Company’s Audit Committee or the Audit Committee Chair, pursuant to delegated authority. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

EXTERNAL AUDITOR SERVICE FEES

The aggregate fees billed by the Company’s external auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, in each of the last two financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2020	C$1,465,000	C$56,175	C$42,515	C$ -
2019	C$975,153	C$47,563	—	C$2,520

Notes:

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, including review of certain tax forms and application of certain tax rules.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.
(5)

All audit and non-audit services performed by the external auditor during the Company’s two most recently-completed financial years were pre-approved by the Audit Committee or the Audit Committee Chair, as discussed under the heading “Pre-Approval Policies and Procedures” above.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of the Company’s issued shares, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which the Company has participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company’s common shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that the Company has entered in the financial year ended December 31, 2020, or before the last financial year but still in effect, are as follows:

1.	the arrangement agreement dated May 10, 2020 between SSR Mining and Alacer;

2.	the 2019 Indenture; and

3.	Amended and Restated Shareholder Rights Plan Agreement made as of March 21, 2018 between SSR Mining and Computershare Investor Services Inc.; and

4.	the Term Loan Agreement.

Except for the Term Loan, copies of the above material contracts are available under the Company’s profile on the SEDAR website at www.sedar.com. A copy of the Term Loan is available under Alacer’s profile on the SEDAR website at www.sedar.com.

INTERESTS OF EXPERTS

The following persons have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 during, or relating to, the Company’s financial year ended December 31, 2020: James N. Carver, SME Registered Member; Robert L. Clifford, BS (Mine Eng), SME Registered Member; Dr. Cengiz Y. Demirci, AIPG (CPG); F. Carl Edmunds, P.Geo.; Kevin Fitzpatrick, P.Eng.; Greg Gibson, SME Registered Member; Robert Gill, P.Eng.; Jeremy W. Johnson, SME Registered Member; Jeffrey Kulas, P.Geo.; Samuel Mah, P.Eng.; Karthik Rathnam, MAusIMM (CP); OreWin Pty Ltd; and SRK Consulting (Canada) Inc. None of the foregoing persons, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the Company’s property or the property of any of the Company’s associates or affiliates. The foregoing persons held an interest in either less than 1% or none of the Company’s securities or the securities of any associate or affiliate of ours when they prepared the reports, the Mineral Reserves estimates and the Mineral Resources estimates referred to herein and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Company’s securities or the securities of any associate or affiliate of ours in connection with the preparation of such reports or estimates. Neither the aforementioned persons, other than James N. Carver, Robert L. Clifford, Dr. Cengiz Y. Demirci, Kevin Fitzpatrick, Greg Gibson, Robert Gill, Jeremy W. Johnson, Jeffrey Kulas, Samuel Mah and Karthik Rathnam (each of whom is a SSR Mining employee), nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, provided a Report of Independent Registered Public Accounting Firm dated February 17, 2021 in respect of the Company’s audited consolidated financial statements for the year ended December 31, 2020. PricewaterhouseCoopers LLP, Chartered Professional Accountants, has advised the Company that they are independent with respect to SSR Mining in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence.

ADDITIONAL INFORMATION

Additional information, including that relating to directors’ and officers’ remuneration, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in the Company’s management information circular for the annual and special meeting of shareholders held on May 14, 2020.

Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis of the financial position and results of operations for the year ended December 31, 2020, which are available under the Company’s profile on the SEDAR website at www.sedar.com.

Additional information relating to SSR Mining is available under the Company’s profile on the SEDAR website at www.sedar.com.

Dated March 30, 2021.

BY ORDER OF THE BOARD OF DIRECTORS “Rodney P. Antal” Rodney P. Antal President and Chief Executive Officer

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

(revised February 2021)

A.	PURPOSE

The primary function of the Audit Committee (the “Committee”) of SSR Mining Inc. (the “Company”) is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities, relating to each of the:

(a)	Company’s accounting and financial reporting process and systems of internal accounting and financial controls;

(b)	quality and integrity of the Company’s financial statements;

(c)	Company’s compliance with legal and regulatory requirements; and

(d)	independence and performance of the Company’s external auditor.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Board shall appoint the members and the Chair of the Committee each year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

2.

The Committee shall consist of at least three members of the Board all of whom shall be independent in accordance with the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada and the U.S. Securities and Exchange Commission (the “SEC”), and the stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market (collectively, “Securities Laws”), subject to any exemptions provided thereunder.

3.

All Committee members shall be financially literate as defined by Securities Laws and at least one member of the Committee shall be a “financial expert” as defined by the SEC, unless otherwise determined by the Board. The Chair of the Board shall be an ex-officio member of the Committee.

4.

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

5.	The Corporate Secretary of the Company shall be the secretary of the Committee, unless otherwise determined by the Committee.

6.

The Committee shall meet at least four times annually on such dates and at such locations as may be determined by the Chair and may also meet at any other time or times on the call of the Chair, the external auditor or any two of the other Committee members.

7.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. The Committee may also act by unanimous written consent of its members.

8.

The external auditor or any two Directors may request the Chair to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to the external auditor or such Directors, and may participate in such meeting.

9.

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.

The Chair shall develop the Committee’s agenda, in consultation with the other members of the Committee, the Board and management, as necessary. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

11.

At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee shall, attend a meeting of the Committee. The external auditor shall receive notice of and have the right to attend all meetings of the Committee.

12.

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

13.

The external auditor shall have a direct line of communication to the Committee through the Chair and may bypass management if deemed necessary. The external auditor shall report to the Committee and is ultimately accountable to the Board and the Committee.

14.	The Committee, through its Chair, may contact directly the external auditor, the internal auditor, if any, and any employee of the Company as it deems necessary.

15.

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Company, to the Company’s legal counsel and to such other information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.

16.	The Committee shall annually assess its performance.

C.	OUTSIDE CONSULTANTS AND ADVISORS

The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve the fees and other retention terms for such persons.

D.	ROLES AND RESPONSIBILITIES

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities as outlined in the “Purpose” section of this charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee as outlined in the “Purpose” section of this charter.

The Committee shall carry out the duties set forth below for the Company, major subsidiary undertakings and the group as a whole, as appropriate. The Committee’s principal responsibility is one of oversight. The Company’s management is responsible for preparing the Company’s financial statements and ensuring their accuracy and completeness, and the Company’s external auditor is responsible for auditing and/or reviewing those financial statements. In carrying out these oversight responsibilities, the Committee is not required to provide any expert or special assurance as to the Company’s financial statements or any professional certification as to the external auditor’s work.

1.	Overall Duties and Responsibilities

The overall duties and responsibilities of the Committee shall be to:

(a)

assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company’s accounting policies and principles, reporting practices and internal controls;

(b)

assist the Board in the discharge of its responsibilities relating to compliance with disclosure requirements under applicable Securities Laws, including approval of the Company’s annual and quarterly consolidated financial statements together with the Management’s Discussion and Analysis;

(c)	oversee the work of and to establish and maintain a direct line of communication with the Company’s external auditor and internal auditor (if any) and assess their performance;

(d)	ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls;

(e)	review annually and, as appropriate, recommend to the Board any changes to this Charter; and

(f)	report regularly to the Board on the fulfillment of its duties and responsibilities.

2.	Public Filings, Policies and Procedures

The Committee is charged with the responsibility to:

(a)	review and approve:

(i)

the annual audited financial statements, with the report of the external auditor, including the related notes, Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates and recommend the same to the Board;

(ii)	the interim unaudited financial statements, related notes, Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates;

(iii)	financial information in earnings press releases;

(iv)	prospectuses; and

(v)	financial information in other public reports and public filings;

(b)

ensure adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the Company’s disclosure controls and procedures, and management’s evaluation thereof, to ensure that financial information is recorded, processed, summarized and reported within the time periods required by law;

(c)

review disclosures made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weakness therein and any fraud involving management or other employees who have a significant role in internal controls; and

(d)	review with management and the external auditor:

(i)	significant variances in actual financial results for the applicable period from budgeted or projected results;

(ii)	any actual or proposed changes in accounting or financial reporting practices;

(iii)	any significant or unusual events or transactions and the methods used to account for significant or unusual transactions where different approaches are possible;

(iv)	any actual or potential breaches of debt covenants;

(v)	the consistency of, and any changes to, accounting policies both on a year to year basis and across the Company;

(vi)	whether the Company has followed appropriate accounting standards and made appropriate estimates and judgments;

(vii)	the presentation and impact of significant risks and uncertainties;

(viii)	the accuracy, completeness and clarity of disclosure in the Company’s financial reports and the context in which statements are made;

(ix)

any tax assessments, changes in tax legislation or any other tax matters that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(x)

any litigation, claim or other contingency that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(xi)	all material information presented in the Management’s Discussion and Analysis;

(xii)	material communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

(xiii)	any fraud, illegal acts, deficiencies in internal controls or other similar issues;

(xiv)	general accounting trends and issues of auditing policy, standards and practices which affect or may affect the Company; and

(xv)	any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company’s financial reporting or accounting policies.

3.	Internal Controls, Risk Management and Compliance

The duties and responsibilities of the Committee as they relate to the Company’s internal controls, risk management and compliance are to:

(a)

evaluate whether management is setting the appropriate “control culture” by communicating the importance of internal controls and the management of risk and ensuring that all employees have an understanding of their roles and responsibilities;

(b)

review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to internal audit, hedging, insurance, cybersecurity, information services and systems, accounting and financial controls, management reporting and risk management;

(c)

receive an annual report from management on tax issues and planning, including compliance with the Company’s source deduction obligations and other remittances under applicable tax or other legislation;

(d)	review any issues between management and the external auditor that could affect the financial reporting or internal controls of the Company;

(e)	periodically review the Company’s accounting and auditing policies, practices and procedures and the extent to which recommendations made by the external auditor have been implemented;

(f)	review annually the adequacy and quality of the Company’s financial and accounting staffing, including the need for and scope of internal audit reviews (if any);

(g)

review annually with the external auditor any significant matters regarding the Company’s internal controls and procedures over financial reporting, including any significant deficiencies or material weaknesses in their design or operation, that have come to their attention during the conduct of their annual audit, and review whether internal control recommendations made by the external auditor have been implemented by management;

(h)	receive report from management on the identification, assessment and management of new material financial risks in the Company’s risk register and report to the Board in respect thereof;

(i)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and

(ii)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, and review any such complaints and concerns received and the investigation and resolution thereof, including without limitation the review of all complaints and concerns of any nature under the Whistleblower Policy; and

(j)	review and approve related party transactions.

4.	External Auditor

The duties and responsibilities of the Committee as they relate to the external auditor shall be to:

(a)

consider and make recommendations to be put to shareholders for approval at the annual meeting of shareholders, in relation to the appointment, re-appointment or removal of the Company’s external auditor;

(b)

oversee the selection process for a new external auditor if required, and if an external auditor resigns the Committee shall investigate the issues leading to such resignation and decide whether any action is required;

(c)	oversee the relationship with the external auditor, including without limitation to:

(i)

approve the engagement of the external auditor for interim reviews and the remuneration for the audit and interim reviews and to assess whether fees for audit or non-audit services are appropriate to enable an adequate audit to be conducted;

(ii)	review the terms of engagement for the external auditor and review any engagement letter issued at the start of each audit and the scope of the audit;

(iii)

assess annually the independence and objectivity of the external auditor taking into account relevant professional and regulatory requirements and the relationship with the external auditor as a whole, including the provision of any non-audit services, which assessment shall include receipt of a report from the external auditor delineating all relationships between the external auditor and the Company;

(iv)

assess annually the qualifications, expertise and resources of the external auditor and the effectiveness of the audit process, which shall include a report from the external auditor on its own internal quality procedures;

(v)

satisfy itself that there are no relationships (such as family, employment, investment, financial or business) between the external auditor and the Company (other than in the ordinary course of business);

(vi)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditor of the Company; and

(vii)

monitor the external auditor’s compliance with relevant ethical and professional guidance on the rotation of audit partners, the level of fees paid by the Company compared to the overall fee income of the firm, office and partner and other related requirements; and

(d)	review with the external auditor, upon completion of the audit and interim reviews:

(i)	contents of the report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Company’s financial and auditing personnel;

(iv)	co-operation received from the Company’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Company;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles and management systems;

(viii)	the quality, acceptability and integrity of the Company’s accounting policies and principles;

(ix)	the non-audit services provided by the external auditor;

(x)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

(xi)

the management letter and management’s response to the external auditor’s findings and recommendations; and report to the Board in respect of the foregoing and on such other matters as they consider necessary;

(e)

implement structures and procedures to ensure that the Committee meets with the external auditor on a regular basis in the absence of management in order to discuss the reasonableness of the financial reporting process, system of internal controls, significant comments and recommendations, management’s performance, and any difficulties encountered in carrying out the audit and to resolve disagreements between the external auditor and management; and

(f)	pre-approve the retention of the external auditor for any non-audit services and the fee for such services.

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services provided that the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

For greater certainty, the external auditor shall report directly and be responsible to the Audit Committee.

5.	Internal Audit Function

The duties and responsibilities of the Committee as they relate to the internal audit function shall be to:

(a)	review and approve the annual internal audit plan;

(b)	review the significant findings prepared by the internal auditor and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto;

(c)	review the adequacy of the resources of the internal audit function to ensure the objectivity and independence of the internal audit function;

(d)	consult with management on management’s appointment, replacement, reassignment or dismissal of any personnel engaged in the internal audit function;

(e)

ensure that the individual responsible for the internal audit function has access to the Chair of the Committee, the Chair of the Board, the Chief Executive Officer and the Chief Financial Officer, and periodically meet separately with such individual to review any problems or difficulties he or she may have encountered and specifically:

(i)

any difficulties that were encountered in the course of the internal audit work, including restrictions on the scope of activities or access to required information and any disagreements with management;

(ii)	any changes required in the planned scope of the internal audit; and

(iii)	the internal audit function’s responsibilities, budget and staffing; and

(f)	report to the Board on each of the foregoing matters.